Confidential Draft No. 2 as confidentially submitted to the Securities and Exchange Commission on October 16, 2023. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. [•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

________________________________

BRB FOODS INC.
(Exact name of registrant as specified in its charter)

________________________________

Wyoming	2000	92-1196935
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

Rua Doutor Eduardo de Souza Aranha
387 – Conjunto 151
Sao Paulo, SP 04543-121
+55 1 4040-5766
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

___________________

Wyoming Discount Registered Agent, Inc.
36 Shadow Brook Lane
Lander, WY 82520
(775) 782-6587
(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________

Copies to:

Mitchell L. Lampert, Esq. Robinson & Cole LLP 1055 Washington Boulevard Stamford, CT 06901 Tel.: (203) 462-7559	Joseph M. Lucosky, Esq. Steven A. Lipstein, Esq. Lucosky Brookman LLP 101 Wood Avenue South, 5th Floor Woodbridge, NJ 08830 Tel.: (732) 395-4400

________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company,” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS	SUBJECT TO COMPLETION, DATED [•], 2023

[•] Shares

Common Stock

This is the initial public offering of shares of common stock of BRB Foods Inc., a corporation incorporated under the law of the State of Wyoming. We are offering [•] shares of our common stock, par value $0.001 per share.

Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price for our shares of common stock will be between $[•] and $[•] per share. We intend to apply to have the shares of our common stock listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “[•]”. If our application to have the shares of common stock listed on Nasdaq is not approved, we will not proceed with this offering.

After the completion of this offering, Mr. Paulo R. Bonifacio will continue to own a majority of the voting power of shares eligible to vote in the election of our directors, representing approximately [•]% of the combined voting power of our outstanding common stock assuming no exercise of the underwriters’ option to purchase additional shares of common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq. As a result, we will be exempt from certain corporate governance requirements set forth in the listing rules of Nasdaq. However, we do not expect to rely on the “controlled company” exemption under the listing standards of the Nasdaq. See “Management — Controlled Company Exception” and “Principal Stockholders”. Following the completion of this offering, public investors will own approximately [•]%, representing approximately [•]% of the combined voting power, of our outstanding shares of common stock assuming no exercise of the underwriters’ option to purchase additional shares of common stock.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we will be subject to certain reduced reporting requirements after this offering. See “Prospectus Summary — Emerging Growth Company Status”.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities and before purchasing shares of our common stock.

	Per Share		Total
Initial public offering price	$	[•]	$	[•]
Underwriting discounts and commissions(1)	$	[•]	$	[•]
Proceeds, before expenses, to us(2)	$	[•]	$	[•]
	$	[•]	$	[•]

____________

(1)       We have also agreed to issue warrants exercisable for shares of our common stock equal to 2.0% of the aggregate number of shares sold in this offering, exercisable at a price per share equal to 125% of the initial public offering price per share in this offering, to the representative of the underwriters and to reimburse the underwriters for certain expenses. See “Underwriting” for a description of the compensation payable to the underwriters.

(2)       The amount of offering proceeds to us presented in this table does not give effect to any exercise of the over-allotment option we have granted to the underwriters as described below or the warrants being issued to the representative of the underwriters in this offering.

We have granted the underwriters an option exercisable for a period of 45 days from the date of this prospectus to purchase up to an additional [•] shares of common stock at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $[•] and the total proceeds, before expenses, to us will be $[•].

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about [•], 2023.

EF Hutton

division of Benchmark Investments, LLC

The date of this prospectus is [•], 2023

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and in any free writing prospectus. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Our logo and some of our trademarks and tradenames are used or incorporated by reference in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus may appear without the ®, trademark (™) and service mark (SM) symbols, but those references are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensor to these trademarks, tradenames and service marks.

We obtained the statistical data, market data and other industry data and forecasts described or incorporated by reference in this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information. We have not sought the consent of the sources to refer to their reports appearing or incorporated by reference in this prospectus.

Market, Industry and Other Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our services.

These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information and cannot assure you of its accuracy or completeness. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Presentation of Financial Information

We do not have any material operations of our own and we are a holding company with operations conducted in Brazil through our subsidiaries in Brazil, BR Brands S.A. and Boni Logistica Ltda., using the Brazilian Real (“BRL”), the currency of Brazil and the functional currency of the Company. BRB Foods Inc.’s reporting currency is the United States dollars (“US$” or “U.S. dollars”). All translations of Brazilian Real into U.S. dollars have been made at the rate of US1.00 = BRL4.8102, the noon buying rate published by The Federal Reserve Bank of New York as certified for customs purposes for June 30, 2023. No representation is being made that the Brazilian real amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Forward-looking statements in this prospectus may include, for example, statements about:

•        our current and future capital requirements to support our operations;

•        our ability to maintain or protect the validity of our intellectual property;

•        our ability to retain key executive members;

•        our ability to hire and continue to hire qualified personnel;

•        our ability to maintain and continue acceptance within the food industry;

•        competitors and competition;

•        our cash on hand and continued investment;

•        the accuracy of our estimates regarding expenses and capital requirements; and

•        regulation.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the law of the State of Wyoming; however, all our executive officers and directors and some of the experts named in this prospectus are located in Brazil and all or a substantial portion of their assets or of our assets are located outside the United States. As a result, it may be difficult for stockholders to effect service of process on our officers, directors and experts who are located outside of the United States, and any judgment obtained in the United States against any of our officers, directors or such experts may not be collectible within the United States. See “Risk Factors — Risks Related to Doing Business in Brail — Enforcement risks related to civil liabilities due to our subsidiaries and our officers and directors located in Brazil”.

iii

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the information under “Risk Factors,” “Business” and our financial statements and the related notes included elsewhere in this prospectus before investing in our common stock.

In this prospectus, unless otherwise stated or the context otherwise requires, references to “BRBF”, “Company,” “we,” “us,” “our,” or similar references mean BRB Foods Inc. and its subsidiaries on a consolidated basis.

Company Overview

BRB Foods Inc., (the “Company” or “BRBF”) is a manufacturer and distributor of dry food products sold under name brands licensed from Unilever. Our company specializes in the entire process of acquiring, processing, manufacturing, selling and packaging high-quality dry food products that are distributed to and marketed at major retailers and food service establishments throughout Brazil. We employ sales personnel who prepare retail displays at the physical locations of products’ sales, also known as the Point of Sale. We generated total sales of approximately $8.5 million for the six-month period ended June 30, 2023, and total sales of approximately $3.2 million and $14.6 million during our fiscal years ended December 31, 2021 and 2022, respectively.

Our product portfolio includes a wide range of dry food products such as pasta, rice, beans, corn, cassava, potato, snacks, and other dry food items that are produced under strict quality guidelines and procedures. Our most popular brand products include Knorr, Arisco, Maizena and Mãe Terra.

We are committed to sustainability and responsible sourcing. We work with local farmers and suppliers to ensure that our raw materials are ethically sourced and sustainably produced. Our production processes are designed to minimize waste and reduce our environmental impact. Since the beginning of activities in 2020, we have always been very clear that the entire approval process would be based on the pillars of the environmental, social, and corporate governance (“ESG”) philosophy, focusing on food safety, quality associated with excellence and tradition of brands and work safety, in addition to strict respect for the environment, sustainability and good market practices.

We work closely with our clients to ensure that their specific needs and requirements are met, and we strive to provide them with the highest level of customer service and product quality. Our state-of-the-art facilities utilize the latest technology to ensure that our products meet the highest standards of food safety and quality control. Our team of experienced professionals is dedicated to providing our clients with exceptional service and high-quality products that meet their specific needs. We are proud to partner with name brand food companies such as Unilever.

Financial Performance Summary

We began operations in 2020 (through our subsidiaries). As a result of our limited operating history, we have limited financial data that can be used to evaluate our current business, and such data may not be indicative of future performance. Since 2020, most of our free cash flow has been used to fund our operations and growth, capital expenditure investments, human resources and other expenses. As a result, we experienced losses in fiscal year 2021. In 2022, we carried out a series of management, asset and financial adjustments, laying the foundations for improving the Company’s performance for the year ended December 31, 2022. As a result, in the fiscal year of 2022, due to the increase in our performance, we did not record a net loss, but record a net profit of US$405,192. However, for the six months ended June 30, 2023, we recorded a net loss of approximately $3.1 million.

Variations in commodities prices influenced by the war in Ukraine, the rise in the Brazilian real to US dollar exchange rate, a lack of lines of credit available to us as a result of our short credit history, and the reaction of competitors to our arrival in the market are the major external factors that posed significant challenges to the Company during fiscal year 2022.

In response to these events and changes in the market environment, we adopted short-term measures which had an immediate impact on our results and operations: we were able to anticipate the main variations in commodity prices and successfully passed on 100% of the overall price increases directly to the consumer via product price increases, therein being more reactive without harming our margins.

We have encountered, and expect to continue to encounter, risks and difficulties frequently experienced by growing companies, including challenges in financial forecasting accuracy, determining appropriate investments, developing new products and features, maintaining minimum cash and working capital levels, among others.

Despite these major challenges faced by the Company in 2022, we were able to record the best financial performance in the Company’s history in fiscal year 2022. During this period, processes were reviewed, costs were cut, therefore promoting a stronger and more efficient structure to the Company.

Although we did not record a net loss in fiscal year 2022, it is necessary to highlight that the continuance of our growth and expansion will require further investment, retention of cash and accrual of expenses, additional financing needs, which will adversely impact or may eliminate our profitability entirely.

The most visible consequences for our business were the additional leadership recruited from the São Paulo metropolitan region and the continued business with our major cash-and-carry companies, who were able to observe that we had full operational and financial capacity to fulfill all contracted orders during fiscal year 2022.

In light of all of the above, the Company was able to record an operating profit for fiscal year 2022 (if non-recurring items and the costs we had to absorb due to our strong growth are disregarded), which reinforces our certainty that we are on the right track.

For the six-month period ended June 30, 2023 and the fiscal years ended December 31, 2022 and 2021:

•        Our revenues were US$8,536,742, US$14,630,002 and US$3,358,886 respectively.

•        Our net profit (loss) was US$(2,353,356), US$405,192 and US$(173,435), respectively.

Market Opportunities

•        Increase market performance in Brazil with national and international well-known brands with more than 100 years.

•        Development of our fully-owned logistics company subsidiary to increase efficiency and expand tailor-made logistics services.

•        Development of new products using the well-known brands utilized by the Company.

•        Acquisition and mergers with existing companies in order to extend our presence even further and expanding the relationship with customers.

Competitive Strengths

In response to the market opportunities, we have the following competitive strengths:

•        Multiple traditional brands.

•        Well recognized for the quality of our licensed brands products.

•        Strategic price position.

•        Key commercial relationships with large supermarket chains.

•        Brands with more than 100 years on the market.

•        Deep logistics knowledge and fully-owned logistics company subsidiary providing operational logistics support.

•        Experienced Management Team

Growth Strategy

Innovation, focus on the customer, sustainability, an agile cost-efficient structure, excellence in sales processes and customer experience, and absolute quality are the essential elements that we will increasingly strengthen from 2023 and beyond, seeking the national distribution of products previously regionalized and a standardization of the quality and prestige of the brands with which it operates.

The company aims to implement different sales strategy, unlike other companies in the industry. Our main focus is on the sell-out, which is an industry specific term that refers to actions taken at the physical location where the product is sold. Such sell-out actions are intended to promote more efficient product visibility for consumers, thereby, increasing final sales. Once combined with certain key elements, sell-out actions become a powerful tool for sales, as illustrated in the following graphic:

In 2023, we intend to offer a series of new products from different brands such as beans, rice, cassava, corn, potato and pasta products from Arisco, Maizena, Knorr and Mãe Terra.

We have a responsibility to deliver convenient, innovative and reliable products that respond to the needs of consumers and respect the cultures of our country. In addition, we are a vertically operated company and must ensure good use of assets, have cohesion in our values and practices, maintain win-win relationships in the value chain and cultivate leaders capable of adequately guiding the business.

Our strategic direction is based on strengthening as a national food company and paving the way to international operations through profitable growth, through the expansion of operational efficiency with optimization in the use of natural resources, reduction in the use of packaging and product development. We expect the expansion to take place through the following pillars:

•        Current business growth through geographic diversification. To this end, we intend to pay particular attention to our portfolio, product mix and distribution channels, taking advantage of the existing logistics network, with a focus on agile processes.

•        Entry into new planning categories that may occur organically or inorganically, focusing on products that have synergy with the current business and strategy. Entry into new categories will be focused on expanding the Company’s portfolio, with brands and products with greater added value, increasing current margins.

To sustain our growth strategy, the Company relies on a business model and commercial strategy based on consistent investments in marketing, trade marketing, assertive pricing models, use of technology and new methodologies to meet market trends. Innovation is also an important pillar of the strategy. SAP Business One (a business management software designed for small and medium-sized businesses and sold by the software company SAP SE) has been implemented for all sectors of the company as of the end of the first quarter of 2023, further increasing control and speed and accuracy of key information, thereby allowing the management team to make strategic data-based decisions on a daily-basis.

We rely on the involvement of all areas in the growth strategy and vision. The future foresees consolidation as a national and international food company, with diversified operations, sustainable growth and respect for origins. Our strategic planning is based on the following pillars:

•        Strong performance in large consumer markets: we have a wide presence in the state of São Paulo, the largest consumer market in Latin America, and has excellent long-term relationship with large retailers and supermarkets and is present in more than 2,500 points of sale.

•        Renowned brands: traditional and recognized brands, built over decades — a characteristic widely considered by consumers in their purchases, with 4 brands and 6 product families.

•        Excellent operational and financial management: other than third-party operation centers, the Company has its own factory and warehouse, duly equipped, with balance sheets audited since 2020 and excellence in operational control.

•        Significant growth: relevant sales growth since 2020, through gains in market share and entry into new markets, with the implementation of measures to improve operating results. All this in a segment with high growth potential (convenience foods) for the coming years.

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors,” following this prospectus summary. These include:

•        Our principal assets are our indirect ownership interests in our subsidiaries BR Brands S.A. and Boni Logística Ltda. If these subsidiaries are restricted from distributing or otherwise transferring funds to us, pursuant to applicable law, regulation or otherwise, our liquidity, financial condition or results of operations could be materially and adversely affected;

•        The categories in which we participate are very competitive, and if we are not able to compete effectively, our results of operations could be adversely affected;

•        Price changes for the commodities we depend on for raw materials, packaging, and energy may adversely affect our profitability;

•        Concerns with the safety and quality of our products could cause consumers to avoid certain products or ingredients;

•        We rely heavily on certain vendors, suppliers, logistics suppliers and distributors, which could adversely affect our business;

•        If our products become adulterated, misbranded, or mislabeled, we might need to recall those items and may experience product liability claims if consumers are injured;

•        We may be unable to anticipate changes in consumer preferences and trends, which may result in decreased demand for our products;

•        We may be unable to grow our market share or add products that are in faster growing and more profitable categories;

•        Our results may be negatively impacted in the event of termination or breach of the existing Trademark License Agreements;

•        Our results may be negatively impacted if consumers do not maintain their favorable perception of our licensed brands;

•        Our reporting currency is the US dollar but a significant portion of our revenue and costs and expenses are denominated in Brazilian reais, so that exchange rate movements may affect our financial performance;

•        Climate change and other sustainability matters could adversely affect our business;

•        Economic downturns could limit consumer demand for our products;

•        We have a history of net losses and may incur losses in the future;

•        We may experience higher operating costs, including increases in supplier prices and employee salaries and benefits, which could adversely affect our financial performance;

•        We could face workplace-related lawsuits and be subject to complex social security and employment laws;

•        Litigation concerning food quality, health, employee conduct and other issues could require us to incur additional liabilities;

•        We have a limited operating history with financial results that may not be indicative of future performance, and our revenue growth rate is likely to slow as our business matures;

•        We are subject to economic and political risk, the business cycles and credit risk of our clients and issuing banks and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations;

•        Our insurance policies may not be sufficient to cover all claims;

•        We are subject to regulatory activity and antitrust litigation under competition laws;

•        Changes in tax laws, tax incentives, the termination of existing tax benefits or differing interpretations of tax laws may adversely affect our results of operations;

•        The costs and effects of pending and potential future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations;

•        If we lose key personnel our business, financial condition and results of operations may be adversely affected;

•        Our operations may be adversely affected by a failure to timely obtain or renew any licenses required to operate our hubs;

•        Requirements associated with being a public company in the United States will require significant company resources and management attention;

•        Our holding company structure makes us dependent on the operations of our subsidiaries;

•        We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs;

•        The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political and economic conditions, could harm us and the price of our shares;

•        Political instability and economic uncertainty in Brazil may adversely affect us;

•        Exchange rate instability may have adverse effects on the Brazilian economy, and, as result, us;

•        We are dependent on retail partners for a significant portion of our sales;

•        We are dependent on certain third-party suppliers and contract manufacturers;

•        There is no existing market for our shares, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of our shares fluctuates after this offering, you could lose a significant part of your investment;

•        The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders and you may lose all or part of your investment;

•        Our ability to pay dividends to our shareholders may be restricted in the future by applicable laws and regulations and by the ability of our subsidiaries to pay dividends to us;

•        We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the federal securities laws. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included detailed compensation information for only our three most highly compensated executive officers and have not included a compensation discussion and analysis, or CD&A, of our executive compensation programs in this prospectus. In addition, for so long as we are an “emerging growth company,” we will not be required to:

•        engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•        comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•        submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes”; or

•        disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparison of the chief executive officer’s compensation to median employee compensation.

In addition, an “emerging growth company” may use the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the earliest to occur of the following:

•        the last day of the first fiscal year in which our annual gross revenues are at least $1.235 billion;

•        the date on which we have, during the previous three-year period, issued more than $1 billion of non-convertible debt securities;

•        the last day of the fiscal year during which the aggregate market value of our common equity securities held by non-affiliates as of our most recently completed second fiscal quarter is at least $700 million, we have been subject to public company reporting requirements for at least 12 months and we have filed at least one annual report as a public company; and

•        the last day of our fiscal year following the fifth anniversary of the completion of this offering.

We cannot predict if investors will find our securities less attractive because we may rely on these exemptions, which could result in a less active trading market for our securities and increased volatility in the price of our securities.

Implications of being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either: (i) the market value of our shares of common stock held by non-affiliates does not equal or exceed $250 million as of the prior June 30th; or (ii) our annual revenues did not equal or exceed $100 million during such completed fiscal year. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Our Corporate Structure

In November, 2022 the Company and its then-existing shareholders undertook a corporate restructuring whereby: (i) all membership interests of Thamuz LLC were contributed to the Company by certain members of the Bonifacio family (Mr. Rafael Bonifacio, Mr. Bruno Bonifacio and Ms. Daniela S. Bonifacio), thereby making the Company the sole shareholder of Thamuz LLC. Thamuz LLC, in turn, is the 100% owner of each of BR Brands S.A. and Boni Logística Ltda., (both companies are incorporated under the laws of Brazil); and (ii) Mr. Paulo R. Bonifacio contributed to the capital of the Company, according to his services and vesting agreement. Mr. Paulo R. Bonifacio is (and shall be after the consummation of this offering) owner of record and beneficial owner of the majority of the shares of the Company and therefore is the controlling shareholder.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Corporate Information

We were incorporated in Delaware on October 13, 2022. On September 12, 2023, we filed articles of continuance with the Wyoming Secretary of State to continue from being a corporation governed by the Delaware General Corporation Law to a corporation governed by the Wyoming Business Corporation Act. Effective September 28, 2023, we changed our state of incorporation from the State of Delaware to the State of Wyoming (the “Continuation”). and changed our corporate name from “BRB Foods Ltd.” to BRB Foods Inc. The Continuation was accomplished by the issuance of a certificate of continuance by the Secretary of State of the State of Wyoming on September 28, 2023. Our subsidiaries include: Thamuz LLC, a Delaware limited liability company formed on June 2, 2022; Boni Logistica Ltda, a Brazilian limited company formed on February 26, 2020; and BR Brands S.A., a Brazilian corporation (sociedade anônima) formed on December 1, 2020. Our principal executive offices are located at Rua Doutor Eduardo de Souza Aranha, 387 — Conjunto 151 Vila Nova Conceicão, Sao Paulo, SP 04543-121, Brazil. Our telephone number is +55 11 4040-5766. We maintain a website at www.brbf.com.br. The information contained on our website is not, and should not be interpreted to be, a part of this prospectus.

The Offering

Common stock offered by us	[•] shares, par value 0.001 per share.
Common stock immediately outstanding before this offering	12,000,000 shares.
Common stock to be outstanding immediately after this offering	[•] shares.
Over-allotment option

We have granted the underwriters a 45-day option to purchase up to an additional [•] shares from us at the public offering price per share, less underwriting discounts and commissions, to cover over-allotments, if any.

Use of proceeds

We intend to use the net proceeds from this offering to fund (i) the purchase of raw materials; and (ii) for general corporate purposes including, including working capital, capital expenditures and operating expenses.

Representative’s Warrants

Upon closing of this offering, we have agreed to issue to the representative of the underwriters (the “Representative”) warrants (“Representative’s Warrants”) to purchase that number of shares of our common stock equal to 2.0% of the number of shares sold in the offering. The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days following the commencement of sales in this offering and expiring on the fifth anniversary thereof at an exercise price of $[•] per share. See “Underwriting — Representative’s Warrants”. The registration statement of which this prospectus is apart also covers the Representative’s Warrants and the shares of our common stock issuable upon exercise of the Representative’s Warrants.

Lock-Up Agreements

We, our directors and officers and holders of the outstanding shares of our common stock have agreed not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities convertible into shares of our common stock for a period of 180 days after the closing date of the Offering. See “Underwriting — Lock-Up Agreements”.

Dividends	We do not anticipate paying any dividends in respect of shares of our common stock for the foreseeable future. See “Dividend Policy”.
Listing

We intend to apply to have the shares of our common stock offered hereby listed on the Nasdaq Capital Market under the symbol “[•]”. There can be no assurance that such application will be approved. If our application to list shares of our common stock on Nasdaq is not approved, we will not proceed with the offering.

Risk factors

Investing in our common stock involves a high degree of risk because our business is subject to numerous risks and uncertainties, as fully described below. The principal factors and uncertainties that make investing in our common stock risky include:

•   Our continuing need to raise capital

•   Risks related to our plans to expand our product offerings

•   Competition from companies with greater resources

•   Our ability to comply with new and existing government regulations in Brazil and abroad.

See “Risk Factors,” beginning on page 11.

Transfer agent and registrar	Transhare Corporation.

The number of shares of our common stock to be outstanding immediately after this offering excludes the following:

•        The number of shares of common stock ([•] as of the date hereof) issuable upon conversion of convertible notes;

•        Shares issuable upon exercise of the Representative’s Warrant;

•        Shares issuable upon exercise of the underwriters’ over-allotment option;

•        Shares issuable upon conversion of existing stock options, restricted stock units or warrants that are issued and outstanding prior to this offering.

•        815,000 shares reserved for issuance under the 2023 Equity Incentive Plan.

Unless otherwise stated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase additional shares.

Summary Consolidated Financial Data

The following table summarizes our consolidated statement of operations data for the six months ended June 30, 2023 and 2022 and for the years ended December 31, 2022 and 2021. The summary statement of operations data for the years ended December 31, 2022 and 2021 and the summary balance sheet data as of December 31, 2022 and 2021 have been derived from our audited consolidated financial statements as of and for the fiscal years ended December 31, 2022 and 2021 included elsewhere in this prospectus. The summary statement of operations data for the six months ended June 30, 2023 and 2022 and the summary balance sheet data as of June 30, 2023 have been derived from our unaudited interim consolidated financial statements as of and for the six months ended June 30, 2023 and 2022 included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

The following summary financial data should be read in conjunction with the sections of this prospectus entitled “Presentation of Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Six-Months Ended June 30, 2023	For the Six-Months Ended June 30, 2022	For the Fiscal Year Ended December 31, 2022	For the Fiscal Year Ended December 31, 2021
Consolidated statement of operations data:
Revenues	8,536,742	6,801,409	14,630,002	3,358,886
Cost of sales	8,871,635	5,909,210	(11,982,695)	(2,822,775)
Gross margin (deficit)	(334,893)	892,199	2,647,307	536,111
Operating expenses	(2,216,221)	(555,982)	(1,465,956)	(652,195)
Profit (Loss) from operations	(2,551,114)	336,216	1,179	(116)
Financial income (expenses), net	(513,102)	(318,753)	(772,952)	(57,352)
Net Profit (Loss) before tax	(3,064,215)	17,464	408,399	(173,436)
Income Tax	—	(3,364)	(3,208)	—
Net Profit (Loss)	$(3,064,215)	$14,100	$405,191	$(173,436)
	At June 30, 2023	At December 31, 2022	At December 31, 2021
Consolidated balance sheet data:
Cash and cash equivalents	402,726	18,475	55,005
Current assets	3,012,164	4,792,678	606,674
Total assets	4,113,555	5,037,570	692,625
Current liabilities	4,530,475	3,602,599	130,296
Total liabilities	5,934,703	3,779,880	811,743
Total stockholders’ (deficit) equity	(1,821,148)	(1,257,690)	(119,118)
Total liabilities and stockholder’s (deficit) equity	4,113,555	5,037,570	692,625
Net working capital (deficit)	(1,518,311)	1,190,079	476,378

RISK FACTORS

The following section discusses material risks and uncertainties that could adversely affect our business and financial condition. Investing in our securities involves substantial risks. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus, including “Management’s Discussion and Analysis of the Financial Condition and Results of Operations” and the combined consolidated financial statements and related notes thereto included elsewhere in this prospectus, before deciding to invest in our common stock.

Risks Related to Our Business and Industry

Our principal assets are our indirect ownership interests in our subsidiaries BR Brands S.A. and Boni Logistica Ltda. If these subsidiaries are restricted from distributing or otherwise transferring funds to us, pursuant to applicable law, regulation or otherwise, our liquidity, financial condition or results of operations could be materially and adversely affected.

We have no material assets other than our indirect ownership of the equity interests in our subsidiaries in Brazil and no sources of revenue other than from our subsidiaries. To the extent that we need funds and our subsidiaries may be restricted under applicable law or regulation from paying dividends or making other distributions or are otherwise unable to provide such funds, such restrictions or inability could materially adversely affect our liquidity, financial condition, and results of operations.

Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to expect a pending serious imbalance. Although no such restrictions are currently in place, Brazilian banks may also impose similar restrictions on conversions and remittances. Any imposition of restrictions on conversions and remittances could hinder or prevent our Brazilian subsidiaries from converting Brazilian currency into US dollars or other foreign currencies and remitting dividends or distributions abroad. As a result, any imposition of exchange controls restrictions could reduce the market price of the shares of our common stock.

Cash repatriation restrictions and exchange controls may also limit our ability to convert foreign currencies such as the Real into US dollars or to remit payments by our Brazilian subsidiaries or businesses located in or conducted within a country imposing restrictions or controls. While we have repatriated cash historically, should we need to do so in the future to fund our operations, we may be unable to repatriate or convert such cash, or be unable to do so without incurring substantial costs which may have a material adverse effect on our operating results and financial condition.

The categories in which we participate are very competitive, and if we are not able to compete effectively, our results of operations could be adversely affected.

The food industry categories in which we participate, which correspond mainly to rice, beans, corn, pasta, potatoes and cassava which make up a significant part of Brazilian individuals’ basic food, are very competitive. Our principal competitors in these categories are manufacturers, as well as retailers with their own branded and private label products. Competitors also market and sell their products through the same distribution channels as we do, including brick-and-mortar stores and e-commerce. Some of our principal competitors have substantial financial, marketing, and other resources. In most product categories, we compete not only with other widely advertised branded products, but also with regional brands and with generic and private label products that are generally sold at lower prices. Competition in our product categories is based on product innovation, product quality, price, brand recognition and loyalty, effectiveness of marketing, promotional activity, convenient ordering and delivery to the consumer, and the ability to identify and satisfy consumer preferences. If our large competitors were to seek an advantage through pricing or promotional changes, we could choose to do the same, which could adversely affect our margins and profitability. If we choose not do the same, our revenues and market share could be adversely affected. Our market share and revenue growth could also be adversely impacted if we are not successful in introducing innovative products in response to changing consumer demands or to new product introductions by our competitors. If we are unable to build and sustain brand loyalty offering recognizably superior product quality, we may be unable to maintain premium pricing over generic and private label products.

In addition, our future success and earnings growth depend in part on our ability to be efficient in providing our products in highly competitive markets. Gaining additional efficiencies may become more difficult over time. Our failure to reduce costs through productivity gains or by eliminating redundant costs resulting from acquisitions or divestitures could adversely affect our profitability and weaken our competitive position. Many productivity initiatives involve complex reorganization of manufacturing facilities and production lines. Such manufacturing realignment may result in the interruption of production, which may negatively impact product volume and margins. We periodically engage in restructuring and cost savings initiatives designed to increase our efficiency and reduce expenses. If we are unable to execute these initiatives as planned, we may not realize all or any of the anticipated benefits, which could adversely affect our business and results of operations.

We may be unable to maintain our profit margins in the face of a consolidating retail environment.

There has been significant consolidation in the grocery industry, resulting in customers with increased purchasing power. In addition, large retail customers may seek to use their position to improve their profitability through improved efficiency, lower pricing, increased payment deadlines and reliance on their own brand name products, increased emphasis on generic and other economy brands, and increased promotional programs. If we are unable to use our scale, marketing expertise, product innovation, knowledge of consumers’ needs and product category leadership positions to respond to these demands, our profitability and volume growth could be negatively impacted. In addition, the loss of any large customer (e.g. supermarkets) could adversely affect our sales and profits.

We may be unable to maintain our profit margins in the face of loss of our tax benefits granted by Brazilian government.

Many of our products are included in the basic elements of food consumption in Brazil (cesta básica) and therefore are subject to a special tax treatment that enables us to benefit from certain tax relief that reduces most of our taxation burden (in particular, in relation to consumer taxes). If the Brazilian government reduces or eliminate these benefits, our sales may be negatively impacted and/or prices of our products will have to be increased, which may hinder the ability of poorer people to acquire our products.

Price changes for the commodities we depend on for raw materials, packaging, and energy may adversely affect our profitability.

The principal raw materials that we use are commodities that experience price volatility caused by external conditions such as weather, climate change, product scarcity, limited sources of supply, commodity market fluctuations, currency fluctuations, trade tariffs, pandemics (such as the COVID-19 pandemic), wars (including international sanctions imposed on Russia for its invasion of Ukraine), and changes in governmental agricultural and energy policies and regulations. Commodity prices have become, and may continue to be, more volatile during geopolitical distress. Commodity price changes may result in unexpected increases in raw material, packaging, energy and transportation costs. If we are unable to increase productivity or increase our prices to offset these increased costs, we may experience reduced margins and profitability. We do not fully hedge against changes in commodity prices, and the risk management procedures that we do use may not always work as intended.

Concerns with the safety and quality of our products could cause consumers to avoid certain products or ingredients.

We could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of certain of our products or ingredients. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions.

Disruption of our supply chain could adversely affect our business.

Our ability to make, move, and sell products (and maintain certain working capital levels) is critical to our success. Damage or disruption to raw material supplies and products by our suppliers or our distribution capabilities due to weather, climate change, natural disaster, fire, terrorism, cyber-attack, pandemics (such as the COVID-19 pandemic), war, governmental restrictions or mandates, labor shortages, strikes, import/export restrictions, or other factors could impair our ability to manufacture or sell our products. Many of our product lines and raw materials used in our products are manufactured at diverse locations or sourced from multiple suppliers. The failure of third parties on which we rely, including those third parties who supply our ingredients, packaging, capital equipment and other necessary operating materials, contract manufacturers, commercial transport, distributors, contractors, and external business partners, to meet their obligations to us, or significant disruptions in their ability to do so, may negatively impact our operations. Our suppliers’ policies and practices can damage our reputation and the quality and safety of our products. Disputes with significant suppliers, including disputes regarding pricing or performance, could adversely affect our ability to supply products to our customers and could materially and adversely affect our sales, financial condition, and results of operations. Failure to take adequate steps to mitigate the likelihood or potential negative impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single location or supplier, could adversely affect our business and results of operations, as well as require additional resources to restore our supply chain.

Additionally, short-term or sustained increases in consumer demand at our retail customers may exceed our production capacity or otherwise strain our supply chain. Our failure to meet the demand for our products could adversely affect our business and results of operations.

We rely heavily on certain vendors, suppliers, logistics suppliers and distributors, which could adversely affect our business.

Our ability to maintain consistent prices and product quality depends in part upon our ability to acquire specified food products and supplies in sufficient quantities from third-party vendors, suppliers and distributors at a reasonable cost. We do not control the businesses of our vendors, suppliers, logistic suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Furthermore, certain food items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our business. If any of our vendors, suppliers, logistic suppliers or distributors are unable to fulfill their obligations to meet our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect our business, financial condition and results of operations.

If our products become adulterated, misbranded, or mislabeled, we might need to recall those items and may experience product liability claims if consumers are injured.

We may need to recall some of our products if they become adulterated, misbranded, or mislabeled. A widespread product recall could result in significant losses due to the costs of a recall, the destruction of product inventory, and lost sales due to the unavailability of our product for a period of time. We could also suffer losses from a significant product liability judgment against us. A significant product recall or product liability case could also result in adverse publicity, damage to our reputation, and a loss of consumer confidence in our products, which could have an adverse effect on our business results and the value of our brands.

We may be unable to anticipate changes in consumer preferences and trends, which may result in decreased demand for our products.

Our success depends in part on our ability to anticipate the tastes, eating habits, and purchasing behaviors of consumers and to offer products that appeal to their preferences in channels where they shop. Consumer preferences and category-level consumption may change from time to time and can be affected by a number of different trends and other factors. If we fail to anticipate, identify or react to these changes and trends, such as adapting to emerging e-commerce channels, or to introduce new and improved products on a timely basis, we may experience reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Similarly, demand for our products could be affected by consumer concerns regarding the health effects of ingredients in our products such as sodium, trans fats, genetically modified organisms, sugar, processed wheat, or grain-free or legume-rich pet food, or other product ingredients or attributes.

We may be unable to grow our market share or add products that are in faster growing and more profitable categories.

The food industry’s growth potential is constrained by population growth. Our success depends in part on our ability to grow our business faster than populations are growing in the markets that we serve. One way to achieve that growth is to enhance our portfolio by adding innovative new products in faster growing and more profitable categories. Our future results will also depend on our ability to increase market share in our existing product categories. If we do not succeed in developing innovative products for new and existing categories, our growth and profitability could be adversely affected.

Our results may be negatively impacted in the event of termination or breach of our existing Trademark License Agreements.

Our business model relies on marketing our portfolio of products under nationwide and widely known brands that are licensed to us by third parties under bilateral agreements with an average term duration of three years. Termination of these agreements by licensor, or breach thereof, may negatively impact our ability to continue to use such brands and have an adverse effect on our sales and therefore revenues.

Our results may be negatively impacted if consumers do not maintain their favorable perception of our licensed brands.

The value of our licensed brands is based in large part on the degree to which consumers react and respond positively to these brands. Brand value could diminish significantly due to a number of factors, including consumer perception that the brand owner or we have acted in an irresponsible manner, adverse publicity about our products, failure to maintain the quality of our products, the failure of our products to deliver consistently positive consumer experiences, concerns about food safety, or our products becoming unavailable to consumers. Consumer demand for our products may also be impacted by changes in the level of advertising or promotional support. The use of social and digital media by consumers, us, and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our licensed brands, or our products on social or digital media could seriously damage our reputation. If we do not maintain the favorable consumer perception of our licensed brands, our business results could be negatively impacted.

Our reporting currency is the US dollar but a significant portion of our revenue and costs and expenses are denominated in Brazilian Reais, so that exchange rate movements may affect our financial performance.

We generate revenue and incur costs and expenses in our Brazilian operations in Brazilian reais. The results of our Brazilian operations are translated from reais into US dollars when we prepare our consolidated financial statements. When the US dollar weakens relative to the Brazilian Real, the contribution of our Brazilian operations to our overall results of operations increases as a function of translating our consolidated financial statements from the Brazilian reais to the weakened US dollar. By contrast, when the US dollar strengthens against the Real, the contribution of our Brazilian operations tends to decrease, as a function of translating our consolidated financial statements from the Brazilian reais to the stronger US dollar, on the overall result and profitability of the company. See “Risk Factors — Risks Related to Doing Business in Brazil — Exchange rate instability may have adverse effects on the Brazilian economy, and, as result, us” on page 27 for a discussion of more risks on the exchange rate fluctuation and regulations in Brazil.

The Brazilian currency has historically been subject to significant exchange rate fluctuations in relation to the US dollar and other currencies and has been devalued frequently over the past decades. These exchange rate movements have been attributable to economic conditions in Brazil, Brazilian governmental policies and actions, developments in global foreign exchange markets and other factors. The Brazilian government has in the past implemented various economic plans and used various exchange rate policies to address exchange rate fluctuation and there can be no assurances the government will not take similar actions in the future.

Our reported consolidated results of operations have periodically been affected by the strength of the US dollar relative to the Brazilian Real and further appreciation of the US dollar in future periods could adversely affect our consolidated results of operations in those periods. Disruptions in financial markets may also result in significant changes in foreign exchange rates in relatively short periods of time which further increases the risk of an adverse currency effect. We do not currently use financial derivatives or hedging agreements to manage our currency exposure. In the future, we may choose to use a combination of natural hedging techniques and financial derivatives to protect against foreign currency exchange rate risks. However, such activities may be ineffective or may not offset more than a portion of the adverse financial effect resulting from foreign currency variations.

An appreciation of the US dollar rate versus the Brazilian real may have an adverse effect on Brazilian inflation, energy and supply chain costs and therefore may impact our prices, revenues and profitability.

Our products are subject to multiple regulatory requirements and constant scrutiny from government authorities in Brazil, and our inability to meet those requirements may generate losses in the future, which may cause the market price of our shares to decline.

Our facilities and products are subject to many laws and regulations in Brazil, including, among others, regulations related to the production, packaging, labelling, storage, distribution, quality, merchandise and market, and safety of food products and the health and safety of our employees.

Most of our food products are subject to registration with the Brazilian Agriculture Ministry. Changes in regulation by the Ministry may impact our production and operational costs or even create additional burdens that may not necessarily be transferred to prices and therefore may impact our revenues and profitability.

Our failure to comply with such laws and regulations could subject us to lawsuits, administrative penalties, and civil remedies, including fines, injunctions, and recalls of our products, as well as sealing off production facilities or create impediments to marketing our products. We advertise our products and could be the target of claims relating to alleged false or deceptive advertising under federal, state, and foreign laws and regulations. Further, our advertising activities are also subject to sanctions or restrictions imposed by the advertisement self-regulation body, the Conselho Nacional de Autorregulamentação Publicitária, or CONAR, which is a Brazilian non-governmental organization that self-regulates the advertising sector in Brazil.

Changes in laws or regulations that impose additional regulatory requirements on us could increase our cost of doing business or restrict our actions, causing our results of operations to be adversely affected.

Significant COVID-19-related changes in the political conditions in markets in which we manufacture, transport, sell or distribute our products (including quarantines, import/export restrictions, price controls, governmental or regulatory actions, closures or other restrictions that limit or close our operating and manufacturing facilities, restrict our employees’ ability to travel or perform necessary business functions or otherwise prevent our third-party partners, suppliers, or customers from sufficiently staffing operations, including operations necessary for the production, transportation, distribution, sale, and support of our products) could adversely impact our operations and results.

We are subject to various federal, state, local, and foreign environmental laws and regulations. Our failure to comply with environmental laws and regulations could subject us to lawsuits, administrative penalties, and civil remedies. We cannot guarantee that our compliance with environmental laws in general, will not exceed our established liabilities or otherwise have an adverse effect on our business and results of operations.

Climate change and other sustainability matters could adversely affect our business.

There is growing concern that carbon dioxide and other greenhouse gases in the earth’s atmosphere may have an adverse impact on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. If such climate change has a negative effect on agricultural productivity, we may experience decreased availability and higher pricing for certain commodities that are necessary for our products. Increased frequency or severity of extreme weather could also impair our production capabilities, disrupt our supply chain, impact demand for our products, and increase our insurance and other operating costs. Increasing concern over climate change or other sustainability issues also may adversely impact demand for our products due to changes in consumer preferences or negative consumer reaction to our commitments and actions to address these issues or increase energy or supply chain costs. We may also become subject to additional legal and regulatory requirements relating to climate change or other sustainability issues, including greenhouse gas emission regulations (e.g., carbon taxes), energy policies, sustainability initiatives (e.g., single-use plastic limits), and disclosure obligations. If additional legal and regulatory requirements are enacted and are more aggressive than the sustainability measures that we are currently undertaking to monitor our emissions and improve our energy efficiency and other sustainability goals, or if we chose to take actions to achieve more aggressive goals, we may experience significant increases in our costs of operations.

We are in the process of establishing goals and commitments to reduce our carbon footprint and to develop, sustain and increase our ESG programs. If we fail to achieve or establish these programs aimed toward achieving our carbon emissions reduction goals and commitments, then the resulting negative publicity could harm our reputation and adversely affect demand for our products.

Economic downturns could limit consumer demand for our products.

The willingness of consumers to purchase our products depends in part on local economic conditions. In periods of economic uncertainty, consumers may purchase more generic, private label, and other cheaper brands and may forego certain purchases altogether. In those circumstances, we could experience a reduction in sales of higher margin products or a shift in our product mix to lower margin offerings. In addition, as a result of economic conditions or competitive actions, we may be unable to raise our prices sufficiently to protect margins. Consumers may also reduce the amount of food that they consume. Any of these events could have an adverse effect on our results of operations.

We have a history of net losses and may incur losses in the future

Our operations began in 2020 and throughout our history most of our free cash flow has been used to fund our operations and growth, capital expenditure investments, human resources and other expenses. As a result, we experienced losses of US$173,435 in fiscal year 2021. Although we did not record a net loss in fiscal year 2022, the continuance of our growth and expansion will require further investment, retention of cash and accrual of expenses, additional financing needs and obtaining bank lines of credit, which will adversely impact or even eliminate altogether our profitability.

We may experience higher operating costs, including increases in supplier prices and employee salaries and benefits, which could adversely affect our financial performance.

Our ability to maintain consistent quality throughout our services and products depends, in part, upon our ability to acquire fresh and quality food products, including substantial quantities of beans and flour products, and related items from reliable sources in accordance with our specifications and in sufficient quantities. We do not have long-term pricing agreements with our suppliers for our product purchases and for our purchases of certain other commodities in Brazil. The prices we acquire our products are determined by day-to-day fluctuation of commodities prices. Fluctuation of supplier prices generally results in price changes for the final consumer. If our suppliers do not perform adequately or otherwise fail to distribute supplies to our company, we may be unable to replace them in a short period of time on acceptable terms. Any inability to so replace suppliers could increase our costs or cause product shortages at our business, which could result in a loss of customers and, consequently, decreased revenue during the time of the product shortage.

If we pay higher prices for food items or other supplies or increase compensation or benefits to our employees, we will sustain an increase in our operating costs. Many factors affect the prices paid for food and other items, including conditions affecting the markets, weather, energy and water supply, changes in demand and inflation. Factors that may affect compensation and benefits paid to our employees include changes in minimum wage, benefits included in collective bargaining agreements and changes in employee benefits laws as discussed below under “Risk Factors — Risk Relating to Our Business and Industry — We could face workplace-related lawsuits and be subject to complex social security and employment laws”.

We could face workplace-related lawsuits and be subject to complex social security and employment laws

Various federal labor laws govern our relationships with our employees and affect operating costs. Our business may be adversely affected by legal or governmental proceedings brought by or on behalf of our employees. Termination of a significant number of employees may disrupt our operations and/or cause temporary increases in our labor costs as we train new employees.

In recent years, a number of companies, including our company, have been subject to lawsuits and other claims, including lawsuits alleging violations of federal law governing workplace and employment matters such as various forms of discrimination, wrongful termination, harassment and similar matters. A number of these lawsuits and claims against other companies have resulted in various penalties, including the payment of substantial damages by the defendants. In addition, lawsuits by employees or on behalf of employees are common in Brazil after termination of employment and we have been subject to two (2) of such lawsuits. The Company is currently exposed to a total amount of US$ 15,996.00 for the two (2) lawsuits representing the approximate amount claimed by the relevant plaintiffs, Any amount granted by courts can be increased by court fees, attorneys’ fees, social security charges and a gross-up of income taxation. Insurance may not be available at all or in sufficient amounts to cover all liabilities with respect to these matters. Accordingly, we may incur substantial damages and expenses resulting from claims and lawsuits, which would increase our operating costs, decrease funds available for the development of our business and result in charges to our income statements resulting in decreased profitability or net losses. Employee claims against us create legal and financial liability and negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations.

Brazil has specialized courts for labor matters, which have jurisdiction over any disputes involving a company and their employees. Brazilian labor courts are historically very biased in favor of the employees, and this usually works as an incentive for terminated employees to sue the company in labor courts.

Our company’s workforce is currently comprised mostly of managerial roles and salesforce personnel. Our company has limited exposure to outsourcing practices, but the ratio of primary-to-outsourced workforce may change as our company’s growth continues and is sustained. Moreover, the structure adopted by the company to engage employees primarily involved in sales may expose the company to increased labor litigation risks.

The Brazilian workforce market experiences a widespread lack of specialized labor. Our company may also face certain challenges to increase its workforce due to this situation and therefore may have difficulties in delivering its growth if it suffers from the shortage of specialized employees.

Litigation concerning food quality, health, employee conduct and other issues could require us to incur additional liabilities; we have no product liability insurance.

Companies in our industry have from time to time faced lawsuits alleging that a customer suffered illness, including actions seeking damages resulting from food-borne illness and relating to lack of notices with respect to chemicals contained in food products provided by these companies. Similarly, food tampering, employee hygiene and cleanliness failures or improper employee conduct could lead to product liability or other claims. To date, we have not been a defendant in any lawsuit asserting such a claim or any other claim regarding product safety or integrity and/or consumer claims. However, we are involved in two proceedings initiated by former employees of one of our business partners, in which we are exposed to an aggregate total claimed amount of US$ 15,996 for the two (2) lawsuits, not including court fees, attorneys’ fees, social security charges and a gross-up of income taxation. We believe that the we have been wrongfully associated with these claims and expect that we will not be liable to pay any amounts, although there can be no assurance that the Company is correct in such belief. See “Business — Legal Proceedings”. We do not currently maintain insurance coverage for product liability issues. We cannot assure you that such a lawsuit will not be filed against us, and we cannot guarantee that our internal controls and training will be fully effective in preventing claims and/or how such claims, if and when brought against us, will affect our reputation. Claims for products liability could be substantial and a successful claim for products liability could have a material adverse affect on the Company, its results of operations and liquidity.

We are also subject to various claims arising in the ordinary course of our business, including personal injury claims, contract claims and other matters. Regardless of whether any claims against us are valid or whether we are ultimately held liable, these claims may be expensive to defend and may divert management attention and other resources from our operations and may negatively affect our financial performance. A judgment significantly in excess of our insurance coverage for any claims would materially adversely affect our results of operations and financial condition. In addition, adverse publicity resulting from any such claims may negatively impact our revenue.

We may be subject to intellectual property rights claims and validity challenges by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Third parties may assert claims of infringement of intellectual property rights or initiate invalidity proceedings challenging our licensed intellectual property, against us for which we may be liable or have an indemnification obligation. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from operating our business. We might not have the necessary capital to defend against any potential claims which could adversely affect our business. There can be no assurance that any proprietary intellectual property we may develop and we may file will be granted by the Brazilian Trademark and Patents Office (INPI) and/or foreign patent offices in the future.

Although third parties may offer a license to their intellectual property, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business, financial condition and results of operations to be materially and adversely affected. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same intellectual property licensed to us. Alternatively, we may be required to develop non-infringing intellectual property, which could require significant effort and expense and ultimately may not be successful. Any of these events could seriously harm our business financial condition and results of operations.

Our future investments to sustain our growth may impact our profitability and such growth may or may not be achieved by the Company, which may cause the market price of our shares to decline.

We intend to make significant investments in our business, including with respect to our employee base, sales and marketing, including but not limited to expenses relating to increased direct marketing efforts, development of new products, services, and features; expansion of office space, data management, data centers and other infrastructure, development of international operations and general administration, including legal, finance, and other compliance expenses related to being a public company. Moreover, in order to maintain our growth ratio and increase in operations and efficiency, a higher level of working capital will have to be employed, retained and sustained by the company.

If the costs associated with acquiring and supporting new or larger customers materially rise in the future, including the fees we pay to third parties to advertise our products and services, our expenses may rise significantly. In addition, increases in our client base could cause us to incur losses, because costs associated with new clients are generally incurred up front, while revenue is recognized thereafter as customers utilize our services. If we are unable to generate adequate revenue growth and manage our expenses, or maintain our working capital needs, our results of operations and operating metrics may fluctuate and we may incur significant losses in the future, which could cause the market price of our shares to decline.

We occasionally invest in developing products or services that we believe will improve our long-term results of operations. However, these improvements often cause us to incur significant up-front costs and may not result in the long-term benefits that we expect, which may materially and adversely affect our business. Successful implementation of our growth strategy will require significant expenditures before any substantial associated revenue is generated. We cannot assure you that our increased investment in marketing activities will actually result in corresponding revenue growth.

We have a limited operating history with financial results that may not be indicative of future performance, and our revenue growth rate is likely to slow as our business matures.

We began operations in 2020. As a result of our limited operating history, we have limited financial data that can be used to evaluate our current business, and such data may not be indicative of future performance. In particular, we have experienced periods of high revenue growth since we began selling our products and services, and we do expect to be able to maintain the same rate of revenue growth as our business matures. However, estimates of future revenue growth are subject to many risks and uncertainties and our future revenue may be materially lower than projected.

We have encountered, and expect to continue to encounter, risks and difficulties frequently experienced by growing companies, including challenges in financial forecasting accuracy, determining appropriate investments, developing new products and features, maintaining minimum cash and working capital levels, among others. Any evaluation of our business and prospects should be considered in light of our limited operating history, and the risks and uncertainties inherent in investing in early- stage companies.

We may face challenges in expanding into new geographic regions outside of Brazil.

Although currently there are no specific plans for expansion outside of Brazil, the company may decide in the future to expand its activities to other countries, in particular to Latin America and North America (but also for other regions). The expansion to new jurisdictions may impose additional challenges, costs, regulatory demands, working capital needs and investments, and therefore can affect our revenue and profitability.

Any acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.

Acquisitions, partnerships and joint ventures are part of our growth strategy. We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying viable acquisition, partnership and joint venture targets. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture, and we may lose customers as a result of any acquisition, partnership or joint venture. Furthermore, the integration of any acquisition, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations and impact the overall results of the company. Certain acquisitions, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business, may lead to a loss of clients and may adversely impact our minimum cash requirements and working capital needs. We may spend time and money on projects that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our shares, it could be dilutive to our shareholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

We are subject to economic and political risk, the business cycles and credit risk of our clients and issuing banks and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations.

The food industry depends heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A sustained deterioration in general economic conditions, including a rise in unemployment rates in Brazil, or increases in interest rates may adversely affect our financial performance by reducing the number of consumers of our products and services. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits.

Our insurance policies may not be sufficient to cover all claims.

Our insurance policies may not adequately cover all risks to which we are exposed. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business and the trading price of our shares.

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events, as legislators may be subject to political and social influence/unrest. Some of the federal, state or local laws and regulations in Brazil that affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax or social security laws or interpretations thereof; bank secrecy laws, data protection and privacy laws and regulations; and securities and exchange laws and regulations. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment.

On August 14, 2018, the President of Brazil approved Law No. 13,709/2018 (Lei Geral de Proteção de Dados), or the LGPD, that became effective in 2020 The LGPD is a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

All companies in Brazil are subject to laws and regulations relating to the collection, use, retention, security, and transfer of information, including the personally identifiable information of our employees and our customers and their respective customers. As with the other laws and regulations noted above, these laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. Any failure, real or perceived, by us to comply with our posted privacy policies or with any regulatory requirements or orders or other local, state, federal, or international privacy or consumer protection-related laws and regulations could cause sellers or their customers to reduce their use of our products and services and could materially and adversely affect our business.

The company currently handles limited amounts of customers’ personal data, and the information that we have access to is mostly public and available in general to other parties. However, the company is yet to establish policies for data treatment to fully comply with the requirements of the LGPD.

The servers of the company, in which such information is stored, may be subject to attacks and the company is implementing safeguards to ensure that no third-party information or management/company proprietary information is exposed.

We are subject to regulatory activity and antitrust litigation under competition laws.

We are subject to scrutiny from governmental agencies under competition laws in Brazil. Brazilian legislation also provides private rights of action for competitors or consumers to assert claims of anticompetitive conduct. Other companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with buyers, sellers, or other companies could give rise to regulatory action or antitrust investigations or litigation. Also, our trade market practices, albeit within market standards, could give rise to regulatory action or antitrust investigations or litigation. Some regulators may perceive our business to have such significant market power such that otherwise uncontroversial business practices could be deemed anticompetitive. Any such claims and investigations, even if they are unfounded, may be expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us.

Changes in tax laws, tax incentives, the termination of existing tax benefits or differing interpretations of tax laws may adversely affect our results of operations.

Brazilian tax and social security are highly complex and subject to various interpretation, especially considering that taxation is imposed at the Federal, State and Municipal levels, in which city the company operates.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, may result in a higher overall tax rate on our earnings and revenues, assets or profits, which may significantly reduce our net profits and cash flows. For example, in 2015 the Brazilian government increased the rate of PIS (social integration program)/COFINS (contribution for the financing of social security) tax (which is a tax levied on revenues) from 0% to approximately 4% on financial income realized by Brazilian companies that are taxed under the non-cumulative regime. Most of our products are subject to tax exemptions and therefore to an overall tax rate of 0%. However, whenever we provide logistics services, such services (and the resulting revenues and profits) are subject to regular taxation applicable under Brazilian law.

In addition, our results of operations and financial condition may decline if certain tax incentives are cancelled by the Brazilian government and/or if the Brazilian government creates additional taxes or charges. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost/pricing structures to pass our tax increases on to customers through price increase in our products, our financial condition, results of operations and cash flows could be seriously harmed. Our payment processing activities are not subject to service taxes (Imposto Sobre Serviços, or ISS).

As the company operates in several states in Brazil, we are subject to the State Tax on the Circulation of Merchandise (ICMS), and each state has its own legislation, regulations, benefits and reliefs, that may be applicable to us and/or to our competitors. If a competitor is entitled to a certain tax benefit that is not similarly extended to us, we may be less competitive and lose market share, as our prices or profitability may be hindered. See “Risk Factors — Risks Related to Our Business and Industry — We may be unable to maintain our profit margins in the face of loss of our tax benefits granted by Brazilian government” on page 12 for a discussion of the risks pertaining to the tax benefits that the company is entitled to.

In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Tax rules in Brazil, particularly at the local level, can change without notice. We may not always be aware of all such changes that affect our business, and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

Distribution of dividends is currently exempted from income tax in Brazil, but there are several legislative initiatives to impose taxation on dividends. If the Brazilian Congress approves legislation to that effect, the amount of revenues received by us from our Brazilian subsidiaries will be reduced.

Furthermore, we are subject to tax laws and regulations that may be interpreted differently by tax authorities and us. The application of indirect taxes, such as sales and use tax, value-added tax, or VAT, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states, or Municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, customers, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims. Litigation in Brazil may be very time-consuming and cost inefficient. Our insurance indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations and the price of our shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business.

If we lose key personnel our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of a number of key personnel who have substantial experience with our operations, the rapidly changing payment processing industry and the markets in which we offer our services. Many of our key personnel were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers, including our chief executive officer, could have a material adverse effect on our business, financial condition and results of operations.

Our operations may be adversely affected by a failure to timely obtain or renew any licenses required to operate our hubs.

The operation of the hubs and properties we occupy or may come to occupy are subject to certain license and certification requirements under applicable law, including operation and use licenses (alvará de licença de uso e funcionamento) from the municipalities in which we operate and certificates of inspection from applicable local fire departments and health and sanitation authorities. Our operations may be adversely affected by a failure to timely obtain or renew any such licenses required to operate our hubs. In addition, we cannot assure you that we will obtain such licenses in a timely manner for the opening of new hubs.

If we are unable to renew or obtain such licenses, we may be subject to certain penalties, which include the imposition of fines and the suspension or termination of our operations at the respective hub. The imposition of such penalties, or, in extreme scenarios, the sealing off of the premises by relevant public authorities pending compliance with all the requirements demanded by the municipalities and fire departments, may adversely affect our operations and our ability to generate revenues at the relevant location.

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.

We operate in jurisdictions that have a high risk for corruption and we are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations, including the Brazilian Federal Law No. 12,846/2013, or the Clean Company Act, and the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA. Both the Clean Company Act and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. Moreover, Brazil is a signatory to the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions of the Organisation of Economic Cooperation and Development (OECD). We are yet to implement a comprehensive compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Violations of the anti-corruption, anti-bribery and anti-money laundering laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as reputational harm.

Regulators may increase enforcement of these obligations, which may require us to make adjustments to our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs.

Any determination that we have violated the anti-corruption laws mentioned above could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial position or the market value of our shares.

Requirements associated with being a public company in the United States will require significant company resources and management attention.

Upon completion of this offering, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of the Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to obtain and maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may materially and adversely affect our business, financial condition and results of operations.

If we fail to establish and maintain effective internal controls, our ability to produce accurate financial statements and other disclosures on a timely basis could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is accumulated and communicated to our principal executive and financial officers.

We are also continuing to expand our internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs, external audits and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC.

Our management team has identified no material weaknesses in our disclosure controls and procedures. Despite no material weaknesses being identified, and while the Company’s management team makes continuous efforts to reduce the likelihood of occurrence of any material weaknesses in the future, there can be no assurance that it will be successful. To that end, the Company has invested in (i) advanced systems and software controls; and (ii) adding and expanding its teams with qualified and experienced personnel, to ensure security, information speed, information quality and governance. Recent investments have consisted of the upgrade of our ERP system (SAP was implemented in the first quarter of 2023) and new warehouse management system (WMS) and transportation management systems (TMS) are expected to be implemented by the end of the third quarter of 2023.

We are dependent on retail partners for a significant portion of our sales.

We derive significant revenue from our network of international retail partners, consisting of large retail traders, supermarkets and other retailers, among others. A decision by any of our major retail partners, whether motivated by marketing strategy, competitive conditions, financial difficulties or otherwise, to decrease significantly the amount of merchandise purchased from us, or to change their manner of doing business with us, could substantially reduce our revenue and have a material adverse effect on our profitability. In addition, store closings by our retail partners shrink the number of doors carrying our products, while the remaining stores may purchase a smaller amount of our products and/or may reduce the retail floor space designated for our products. If any disputes with our retail partners arose, if we were to lose any of our key retail partners or if any of our key retail partners consolidate and/or gain greater market power, our business, results of operations and financial condition may be materially adversely affected. In addition, we may be similarly adversely impacted if any of our key retail partners experience any operational difficulties or generate less traffic.

Certain of our retail partners may from time to time experience financial difficulties, including bankruptcy or insolvency. If our retail partners suffer significant financial difficulty, they may reduce their orders from us or stop purchasing from us and/or be unable to pay the amounts due to us timely or at all, which could have a material adverse effect on our ability to collect on receivables and our results of operations. It is possible that retail partners may contest their contractual obligations to us under bankruptcy laws or otherwise. Further, we may have to negotiate significant discounts and/or extended financing terms with these retail partners in such a situation. If we are unable to collect upon our accounts receivable as they come due in an efficient and timely manner, our business, results of operations and financial condition may be materially adversely affected. In addition, product sales are dependent in part on high-quality merchandising and an appealing retail environment to attract consumers, which requires continuing investments by retailers. Retailers that experience financial difficulties may fail to make such investments or delay them, resulting in lower sales and orders for our products. Consolidations among our retail partners would concentrate our credit risk with a relatively small number of retailers, and, if any of these retailers were to experience a shortage of liquidity or consumer behavior shifts away from traditional retail, it would increase the risk that their outstanding payables to us may not be paid. In addition, increasing market share concentration among one or a few retailers in a particular region increases the risk that if any one of them substantially reduces their purchases of our products, we may be unable to find a sufficient number of other retail outlets for our products to sustain the same level of sales and revenue.

We are dependent on certain third-party suppliers and contract manufacturers.

We purchase ingredients, packaging and other materials from third-party suppliers and, in certain cases, we engage contract manufacturers to produce and/or package our products. We purchase raw materials from manufacturers and distributors globally. As is customary in our industry, we generally do not have long-term contracts or even written agreements with our suppliers. Instead, we often enter into short term contracts (and/or one-time deals) for raw materials at fixed prices to provide us with time to address price increases and mitigate impact on our margins and in other cases we may buy at spot prices. These one-time deals for purchases, are purchases occuring through a broker or through our purchase team acquiring the product directly from a farmer. These one-time deal purchases are documented by purchase orders generated within our systems and by invoices issued by the vendor. We may not be able to negotiate such contracts or deals on acceptable terms, if at all. For our business to be successful, our suppliers and contract manufacturers must provide us with quality products in substantial quantities, in compliance with regulatory requirements, at acceptable costs and on a timely basis. Our ability to obtain a sufficient selection or volume of merchandise on a timely basis at competitive prices could suffer as a result of any deterioration or change in our supplier or contract manufacturer relationships, quality, manufacturing or other regulatory issues, or events that adversely affect our suppliers or contract manufacturers.

There can be no assurance we will be able to detect, prevent or fix all defects that may affect raw materials from our suppliers or products or components of products manufactured by our contract manufacturers. Failure to detect, prevent or fix defects, or the occurrence of real or perceived quality or safety problems or material defects in such raw materials, components of products or finished products could result in a variety of consequences, including a greater number of product returns than expected from consumers and our retail partners, litigation, class-actions, complaints, regulatory investigations and enforcement actions, product recalls and withdrawals and credit, warranty or other claims, among others, which could expose us to liability and harm our results of operations and financial condition. Such problems could negatively impact consumer confidence in our products and hurt our brand image, which is critical to maintaining and expanding our business.

Material increases in the price of, or availability constraints on or interruptions in the supply of, raw materials and/or disruption in the operations of our suppliers or contract manufacturers for any reason, such as changes in economic and political conditions, tariffs, trade disputes, regulatory requirements, import restrictions, loss of certifications, power interruptions, transportation delays, shipment issues, quality, manufacturing or other regulatory issues, natural or man-made disasters, inclement weather conditions, war, acts of terrorism, outbreak of viruses, widespread illness, infectious diseases, contagions and the occurrence of unforeseen epidemics (including the COVID-19 pandemic and its potential impact on our financial results) and other unforeseen or catastrophic events, could have a material adverse effect on our business, results of operations, financial condition and cash flows. Also, currency fluctuations, including the decline in the value of the Brazilian Real, could result in higher costs for raw materials purchased abroad. Our suppliers or contract manufacturers may be forced to reduce or cease their production, undertake corrective and preventive actions, shut down their operations or file for bankruptcy due to financial instability, difficulties or problems associated with their business. Our suppliers may consolidate, increasing their market power. Our business is dependent upon the ability of our suppliers and contract manufacturers to locate, train, employ and retain adequate personnel. Our suppliers and contract manufacturers may increase their pricing if their raw materials become more expensive, and may pass the increase in sourcing costs to us through price increases, thereby impacting our margins. Material changes in the pricing practices of our suppliers and contract manufacturers could negatively impact our profitability. Additionally, our business could be adversely affected if any of these third parties fail to comply with governmental regulations applicable to the safety, quality or manufacturing of our products and/or government authorities impose certain restrictions or additional requirements onto their business. If we experience significant increases in demand for our products, we and our suppliers and contract manufacturers may not be able to obtain in a timely manner the raw materials, equipment or packaging materials required to manufacture our products and allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our safety and quality standards.

If any of our suppliers or contract manufacturers fail to make timely shipments, do not meet our safety and quality standards or otherwise fail to deliver us product in accordance with our plans, there could be a material adverse effect on our results of operations. If our significant suppliers or contract manufacturers were to fail to meet our supply, safety or quality requirements, sever their relationship with us or significantly alter the terms of our relationship, including due to changes in applicable trade policies, we may not be able to obtain replacement materials or products in a timely manner or on favorable terms or at all. Even if we are able to expand existing or find new manufacturing or sources of materials, we may encounter delays in production and added costs as a result of the time it takes to train suppliers in our methods, products, quality control standards and labor, health and safety standards. The occurrence of one or more of these events could impact our ability to get products to our consumers and retail partners, result in disruptions to our operations, increase our costs and decrease our profitability.

In addition, regulatory requirements could pose barriers to the manufacture of our products. In general terms, our products are required to be manufactured in compliance with the regulations of the Brazilian Ministry of Agriculture, the local municipalities and fire departments, Federal, state or local environmental authorities and the Brazilian Consumer Law (Brazilian Federal Law no. 8,078), among others. As a result, the facilities used by us or any of our current or future third-party manufacturers must be compliant with such regulations. If our third-party manufacturers cannot successfully manufacture material, components, and products that conform to our specifications and the strict regulatory requirements of the above mentioned authorities and/or any applicable foreign regulatory authority, our products may be deemed noncompliant, and we could face recalls or enforcement actions. If we need to find alternative manufacturing facilities, we could be subject to disruptions in supply, which could negatively impact our sales.

Our holding company structure makes us dependent on the operations of our subsidiaries.

Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.

Dividend distribution out of Brazilian companies is currently exempted from income tax in Brazil, and new legislation may come to terminate such exemption.

US tax legislation may impose certain restrictions or additional burdens from taxable gains and income accrued by foreign subsidiaries of US companies.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception primarily through equity financing, bank credit facilities, and financing arrangements. We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to respond to business opportunities, refinancing needs, challenges, acquisitions, or unforeseen circumstances or contingent or materialized liabilities and may decide to engage in equity or debt financings or enter into credit facilities for other reasons, and we may not be able to secure any such additional debt or equity financing or refinancing on favorable terms, in a timely manner, or at all. Any debt financing obtained by us in the future could also include restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Our future credit facilities will likely contain restrictive covenants, including customary limitations on the incurrence of certain indebtedness and liens. Our ability to comply with these covenants, if any, may be affected by events beyond our control, and breaches of these covenants could result in a default under our credit facilities and any future financing agreements into which we may enter. If not waived, defaults could cause our outstanding indebtedness under our credit facilities and any future financing agreements that we may enter into under these terms to become immediately due and payable. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

As a general rule, in our operations we have to pay our suppliers within 15 days after delivery of our products and we receive payment from our clients within 60 days after we sell our products. As a result, we have significant working capital needs that we may or may not sustain throughout any given fiscal year. Moreover, these needs may be increased in case suppliers reduce their payment deadlines or if customers increase theirs.

Implementing our growth strategy, including new investment products and business initiatives, may be unsuccessful.

We may be subject to a number of risks and uncertainties associated with our growth strategy, including the risk that new business initiatives will not contribute towards achieving our objectives or that we will not execute such new initiatives successfully. New initiatives may also be difficult to launch, for instance where we do not have a proven track record within the area of the new initiative, or may not reach the set goals and expectations following launch. New brands may not be well perceived by consumers. Given our diverse offering of products and services, these initiatives could increase our costs and expose us to new market risks and legal and regulatory requirements and could expose us to greater reputation and litigation risk. Implementing our growth strategy may also entail significant difficulties and costs, including the logistical and overhead costs of opening and expanding offices, the cost of recruiting, training and retaining a higher number of investment advisory professionals and higher costs arising from exposure to additional jurisdictions (including the laws, rules and regulations thereof) and activities. New initiatives and expanding our business, including to open new offices or develop new product offerings, could also divert significant time and attention of our senior management in the development of such new initiatives to the detriment of our existing business. Furthermore, we may be directly exposed to new business risks or be subjected to enhanced exposure to existing risks if business initiatives are financed with our own capital.

Misconduct of our employees, suppliers, consultants or subcontractors could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm.

Our employees, suppliers, consultants and subcontractors could engage in misconduct that adversely affects our business and reputation. We are subject to a number of obligations and standards arising from our asset management business and our authority over the assets managed by our asset management business. The violation of these obligations and standards by any of our employees, suppliers, consultants and subcontractors would adversely affect our clients and us. If our employees, consultants and subcontractors were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position and current and future business relationships. Detecting or deterring employee misconduct is not always possible, and the extensive precautions we take to detect and prevent this activity may not be effective in all cases. If one of our employees, consultants and subcontractors were to engage in misconduct or were to be accused of such misconduct, our business and our reputation could be adversely affected.

Risks Related to Doing Business in Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political and economic conditions, could harm us and the price of our shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation, foster GDP growth and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•        growth or downturn of the Brazilian economy;

•        interest rates and monetary policies;

•        exchange rates and currency fluctuations;

•        inflation;

•        liquidity in Brazilian financial and capital market;

•        import and export controls;

•        exchange controls and restrictions on remittances abroad;

•        modifications to laws and regulations according to political, social and economic interests;

•        fiscal policy and changes in tax laws;

•        economic, political and social instability;

•        labor and social security regulations;

•        energy and water shortages and rationing; and

•        other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our shares.

Political instability and economic uncertainty in Brazil may adversely affect us.

Brazil’s political environment has historically affected, and continues to affect, the performance of the country’s economy and, consequently, the confidence of investors and the general public. As a result, historically, a political crisis may cause an economic deceleration and heightened volatility in the securities issued by companies with operations in Brazil.

The Brazilian economy, political environment and the confidence of investors and the general public in Brazil have been recently affected adversely by the ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor and the Federal Police.

The outcome of these investigations remains uncertain, but they have had an adverse impact on the confidence and reputation of the companies involved, and on the general market perception of the Brazilian economy and political environment. We are not able to predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future, adversely affecting us.

In January 2023, a new government, led by President Luiz Inácio Lula da Silva was inaugurated. Although the outline of his administration’s fiscal, monetary and economic policies are yet to be determined, as no concrete macroeconomic measures have been taken so far, there is an expectation that the new government will be leaning on left-wing political platforms than the previous administration.

Market and political researchers also share a widespread view that the government will increase its interference in the economy and may increase public spending to finance social protection programs. The Ministry of Economy is forecast to propose new budgetary rules to be submitted to Congress in order to reduce the current levels of government debt. It is unclear whether Mr. da Silva’s administration will be able to form a coalition and/or a legislative majority to be able to approve such initiatives.

In addition, any difficulties of the Brazilian government to obtain a majority vote in the national congress to implement reforms, may result in congressional gridlock and political unrest, which could adversely affect us.

Inflation and certain measures by the Brazilian government to curb inflation may adversely affect us.

Brazil has historically faced high rates of inflation. Such inflation added to certain measures taken by the Brazilian government in an attempt to curb inflation have, historically, adversely affected the Brazilian economy.

In accordance to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo — IPCA), which is published by the Instituto Brasileiro de Geografia e Estatistica (Brazilian Institute of Geography and Statistics, IBGE), Brazilian inflation rates were 5.79%, 10.06%, 4.52% and 4.31% in 2022, 2021, 2020 and 2019, respectively.

In a attempt to curb the inflation, Brazil’s government has historically taken certain intervening measures and policies, which include the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates, and may introduce policies that could harm our business and the price of our shares.

In 2021, the Brazilian Central Bank began increasing the country’s base interest rates in an attempt to curb increasing inflation rates due to, among other factors, the COVID-19 pandemic. The Company sells products with payment terms of up to 60 days after delivery to our customers. As a result, the cost of capital to finance our operations and working capital has become more costly to the Company. To avoid leveraging for operating cash flow with high interest rates using Brazilian finance institutions, the Company has decided shift is financing needs to U.S. finance institutions (as well as this offering), to continue its expansion plan and mitigate the high cost of capital in Brazil.

If Brazil experiences high inflation in the future, we may not be able to adjust the prices we charge our customers in order to offset the effects of inflation on our cost structure, which could increase our costs and reduce our net and operating margins.

Exchange rate instability may have adverse effects on the Brazilian economy, and, as result, us.

The Brazilian currency (real) has been historically volatile and has suffered significant depreciation over the past three decades in relation to U.S. dollar and other foreign currencies. Since 1999, Brazil government adopted, with support of the Central Bank, measures that allowed the real/U.S dollar exchange rate to float freely.

During this period, the Brazilian government has implemented a number of economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. We cannot assure you these measures will not be taken by the Brazilian government in the future or that we will not be adversely affected by a depreciation or appreciation of the real against the U.S. dollar and other currencies.

The variation of the real against U.S dollar during the past three years corresponds:

(i)     In 2020, the real depreciated by 22.4% against the U.S. dollar and, on December 31, 2020, the Brazilian real/U.S. dollar exchange rate corresponded to R$ 5.19 per US$1.00.

(ii)    In 2021, the real depreciated by 6,8% against the U.S. dollar and on December 31, 2021, the real/U.S. dollar exchange rate corresponded to R$ 5.57 per US$1.00.

(iii)   In 2022, the real appreciated by 6,9% against the U.S. dollar and on December 30, 2022, the real/U.S. dollar exchange rate was R$ 5.2860 per US$1.00.

We cannot assure you that the real will not significantly appreciate or depreciate in relation to the U.S. dollar.

Depreciation of the real may create additional inflationary pressures in Brazil and cause increases in interest rates, which may negatively affect the overall Brazilian economy and, consequently, us, due to decreased consumption and increased costs. We have no control over and cannot predict the Brazilian foreign exchange policy. We may be adversely affected by changes in foreign exchange policies.

In addition, any depreciation of the real against the U.S. dollar would adversely affect the U.S. dollar value of our revenues and any distributions and dividends we make with respect to our shares, which will be made by our subsidiaries in reais.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. We and certain of our suppliers purchase goods and services from countries outside of Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of goods and services that we purchase.

Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Risks related to the global economy may affect the perception of risks in other countries, particularly in the United States, Europe and emerging markets, adversely affecting the Brazilian economy and the market price of Brazilian securities, including ours.

The market value of securities of Brazilian companies or companies with substantial operations in Brazil is affected to varying degrees by geopolitical, economic and market conditions in other countries, including the United States, China, European countries and other Latin American and emerging market countries. Although economic conditions in the United States and European countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these countries may adversely affect the market value of securities of such companies, including our shares. Moreover, crises or significant developments in other countries and capital markets may diminish investors’ interest in securities of such companies, including our shares, and their trading price, limiting or preventing our access to capital markets and to funds to finance our future operations at acceptable terms.

Additionally, the financial crisis and political instability in the United States, including the impact of the COVID-19 pandemic, the war involving Russia and Ukraine, the trade war between the United States and China, crisis in Europe and other countries, as well as the consequences of the departure of the United Kingdom from the European Union affected the global economy, producing a number of effects that directly or indirectly affected the Brazilian capital markets and economy, including fluctuations in the price of securities of listed companies, reduced availability of credit, deterioration of the global economy, fluctuation in exchange rates and inflation, among others, which may adversely affect us.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•        Standard & Poor’s initially downgraded Brazil’s foreign currency credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative.

•        In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario.

•        In February 2018, Fitch downgraded Brazil’s sovereign credit rating from BB-positive to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by companies with significant Brazilian operations have been negatively affected. A prolongation or worsening of the recent Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our shares to decline.

Enforcement risks related to civil liabilities due to our subsidiaries and our officers and directors being located in Brazil.

Our operational subsidiaries (BR Brands S.A. and Boni Logística Ltda.) are companies incorporated under the laws of Brazil and all of our directors and executive officers are individuals resident in Brazil. As a result, it may be more difficult to enforce liabilities, rulings and judgments on these individuals and entities in the U.S. Investors who wish to invest in our shares are subject to several limitations in effecting service of process and enforcing civil liabilities in Brazil; especially considering the lack of reciprocity and treaties between Brazil and U.S. for service of process and the reasonable costs that may be incurred in any future litigation against our subsidiaries, directors and officers located in Brazil. Our directors and officers do not have process agents in the U.S.

Risks Related to Our Indebtedness

If we are unable to generate sufficient cash to service all of our indebtedness, we may be forced to take other actions to fund the satisfaction of our obligations under our indebtedness, which may not be successful.

If our cash flow is insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, raise additional debt or equity capital or restructure or refinance our indebtedness. However, we may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. Even if new financing were available, it may be on terms that are less attractive to us than our then existing indebtedness or it may not be on terms that are acceptable to us.

If we cannot generate sufficient cash flow to permit us to make scheduled payments on our debt, then we will be in default and holders of that debt could declare all outstanding principal and interest to be due and payable. If our existing indebtedness were to be accelerated, there can be no assurance that we would have, or be able to obtain, sufficient funds to repay such indebtedness in full.

Risks Related to the Offering, Our Securities and the Securities Markets

There is no existing market for our shares, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of our shares fluctuates after this offering, you could lose all or a significant part of your investment.

Prior to this offering, there has not been a public market for our shares. If an active trading market does not develop, you may have difficulty selling any of our shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq, or otherwise or how liquid that market might become or if it will be maintained active or sustained in the long term. The initial public offering price for our shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our shares at prices equal to or greater than the price paid by you in this offering or at all.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our shares could be seriously harmed.

Sales of substantial amounts of our shares in the public market, or the perception that these sales may occur, could cause the market price of our shares to decline.

Sales of substantial amounts of our shares in the public market, or the perception that these sales may occur, could cause the market price of our shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities.

Under our Certificate of Incorporation, we are authorized to issue up to 30,000,000 shares with a par value of $0.001 per share. We and our existing shareholders have agreed in connection with this offering, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this offer without their prior written approval. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our shares.

Following the completion of this offering, we will have outstanding [•] shares of common stock, or [•] shares of common stock if the underwriters exercise in full their option to purchase additional shares.

Our controlling shareholder will, in the aggregate, own at least [•] % of our issued shares and nonetheless will control all matters requiring shareholder approval. Our controlling shareholder also has the right to nominate a majority of our board and consent rights over certain corporate transactions. This concentration of ownership limits your ability to influence corporate matters.

Prior to the date of this prospectus, Mr. Paulo R. Bonifacio, our President and controlling shareholder, hold approximately 73.4% of our outstanding shares of common stock. Immediately following the completion of this offering, our controlling shareholder will own approximately [•]% of our outstanding shares and will continue to be our controlling shareholder following the completion of this offering. As a result, the controlling shareholder will control a majority of our voting power and will have the ability to control matters affecting us which are submitted to a vote of shareholders for approval. Mr. Paulo R. Bonifacio will have the power to, among other matters, elect the members of our board of directors and of our subsidiaries in Brazil, set our management policies and exercise significant control over the outcome of all decisions at our shareholders’ meetings. He will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses.

The interests of our controlling shareholder may potentially conflict with, or differ from, the interests of our other shareholders. For example, our controlling shareholder may cause us to make acquisitions that increase the amount of our indebtedness or outstanding shares, sell revenue-generating assets, decrease our level of working capital or inhibit change of control transactions that may benefit other shareholders. He may also pursue acquisition opportunities for himself that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Such potential conflicts of interest could cause the interests of our controlling shareholder to differ from the interests of our other shareholders.

As long as Mr. Paulo R. Bonifacio continues to own a majority of our outstanding shares, he will have the power to significantly influence all our corporate decisions and may be able to effect or inhibit changes in the control of our company.

Given the capital needs to finance and sustain the growth of the company, Mr. Paulo R. Bonifacio and our management may have to propose a retention of cash and not recommend the distribution of dividends to shareholders in order for the company to have sufficient funds to meet its financial, working capital and investment needs.

We are a “controlled company” as defined under Nasdaq Listing Rules, and we are permitted to elect to rely on certain exemptions from corporate governance rules; although we do not expect to rely on the “controlled company” exemption under the listing standards of the Nasdaq, we expect to have the right to use such exemption and therefore we could in the future avail ourselves of certain reduced corporate governance requirements.

We are a “controlled company” as defined under Nasdaq Listing Rules because our shareholder, Mr. Paulo R. Bonifacio, currently beneficially owns approximately 73.4% of the voting power prior to this offering and will own approximately [•]% of the voting power at the completion of this offering. As long as Mr. Paulo R. Bonifacio continues to own at least 50% of the voting power of our Company, we will continue to be a controlled company under Nasdaq rules. For so long as we are a controlled company under that definition, we are permitted however to elect to rely on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we do not intend to rely on the controlled company exemptions provided under Nasdaq Listing Rules, we expect to have the right to use such exemptions in the future. To the extent we use the controlled company exemption under the Nasdaq Listing Rules in the future, a majority of the members of our board of directors may not be independent directors, and each of the Compensation Committee and the Nominating and Corporate Governance Committee may not consist solely of independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our shares and our trading volume could decline.

The trading market for our shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our shares or publish inaccurate or unfavorable research about our business, the price of our shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our shares could decrease, which might cause the price of our shares and trading volume to decline.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders and you may lose all or part of your investment.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future and you could lose all or part of your investment.

Certain broad market and industry factors may materially decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including recently. In addition, in the past, following periods of volatility in the overall market and decreases in the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Our ability to pay dividends to our shareholders is restricted by applicable laws and regulations and by the ability of our subsidiaries to pay dividends to us.

Our revenues depend on the dividend stream coming out of our Brazilian subsidiaries.

In order to increase our cash position and strengthen our working capital levels and reduce third-party capital needs, we currently intend to retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. We and our subsidiaries do not intend to pay any dividends to holders of our shares for a period that may exceed 5 years from this offer. As a result, capital appreciation in the price of our shares, if any, will be your only source of gain on an investment in our shares.

In addition to what is described above, we cannot guarantee that we will be able to pay dividends to holders of our shares following this offering. Holders of our shares are only entitled to receive cash dividends to the extent our board of directors out of funds legally available for such payments. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as our board of directors considers relevant. In addition, our holding company structure makes us dependent on the operations and payment of dividends of our subsidiaries. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Brazilian corporate legislation imposes certain restrictions on dividend distribution, such as a mandatory offset of losses and payment of corporate income taxes prior to any such distribution.

New investors in our shares will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our shares will be substantially higher than the pro forma net tangible book value per share of the outstanding shares immediately after this offering. Based on an assumed initial public offering price of $ [•] per share (the midpoint of the price range set forth on the cover of this offer) and our net tangible book value as of [•], 2023, if you purchase our shares in this offering you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of approximately $ [•] per share in pro forma net tangible book value. As a result of this dilution, investors purchasing our shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

We may need to raise additional capital in the future by issuing securities or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our shares.

We may need to raise additional funds to grow our business and implement our growth strategy through public or private issuances of shares or securities convertible into, or exchangeable for, our shares, which may dilute your interest in our share capital or result in a decrease in the market price of our shares. In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our capital stock or result in a decrease in the market price of our shares.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations.

The future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise will dilute all other stockholdings.

We have reserved a total of 815,000 shares of common stock in our 2023 Equity Incentive Plan to fulfill any future grants under the Company’s option plan or other future grants by the Company to its employees, officer or directors.

As of the date of this Prospectus, we have granted to certain director and employees of the Company or its subsidiaries (the “Beneficiaries”) options to acquire up to an aggregate total of 515,000 shares of our common stock.

The options granted to the Beneficiaries were made pursuant to option grant agreements entered into between the Company and each respective Beneficiary (“Option Agreement”). Pursuant to the Option Agreements, an aggregate total of (a) 215,000 options are not exercisable until July 1, 2024; (b) 215,000 options are not exercisable until December 28, 2024; (c) 42,500 options are not exercisable until March 28, 2025; and (d) 42,500 options are not exercisable until June 26, 2025. Consequently, as of the date of this prospectus, none of the options granted by the Company to the Beneficiaries have been exercised and all the options become exercisable after the consummation of this offering.

The purpose of the 2023 Equity Incentive Plan is to establish rules for employees of the Company to acquire our shares, with the aim of: (i) aligning the interests of executives and other employees with those of the Company’s shareholders, in generating results and creating sustainable value, and (ii) reinforcing the long-term orientation of decisions taken by executives. The goal is to create a long-term incentive, based on the concept of a stock option, which consists of granting a right and not an obligation to buy Company common shares at pre-established prices and terms.

We may grant all our common stock reserved for grants under the Company’s option plan or other future grants by the Company to its employees, officer or directors without any further action or approval by our stockholders. Any common stock issued/transferred in connection with our incentive plans, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Our costs could increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

Proceedings to enforce a U.S. Court judgment in Brazil with respect to our shares may be payable only in reals.

All of our operational assets and our operational subsidiaries are located in Brazil. If proceedings are brought in Brazil seeking to enforce a U.S. court judgment in respect of our shares, our subsidiaries may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then typically adjusted to reflect exchange rate variations and monetary restatements through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the shares.

Our shares may not be a suitable investment for all investors, as investment in our shares presents risks and the possibility of financial losses.

The investment in our shares is subject to risks. Investors who wish to invest in our shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our shares, us, the sector in which we operate, our shareholders and the general macroeconomic environment in Brazil, among other risks.

Each potential investor in our shares must therefore determine the suitability of that investment in light of its own circumstances.

In particular, each potential investor should:

•        have sufficient knowledge and experience to make a meaningful evaluation of our shares, the merits and risks of investing in our shares and the information contained in this offer;

•        have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in shares and the impact our shares will have on its overall investment portfolio;

•        have sufficient financial resources and liquidity to bear all of the risks of an investment in our shares;

•        understand thoroughly the terms of our shares and be familiar with the behavior of any relevant indexes and financial markets;

•        be able to evaluate (either alone or with the help of a financial advisor) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks; and

•        be willing to be exposed to investment in emerging markets and the food industry.

Our stock price may change significantly following this offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “— Risks Related to Our Business” and the following:

•        results of operations that vary from the expectations of securities analysts and investors;

•        results of operations that vary from those of our competitors;

•        changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•        changes in economic conditions for companies in our industry;

•        changes in market valuations of, or earnings and other announcements by, companies in our industry;

•        declines in the market prices of stocks generally, particularly those of dry foods companies;

•        additions or departures of key management personnel;

•        strategic actions by us or our competitors;

•        announcements by us, our competitors our suppliers of significant contracts, price reductions, new products or technologies, acquisitions, dispositions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•        changes in preference of our customers and our market share;

•        changes in general economic or market conditions or trends in our industry or the economy as a whole;

•        changes in business or regulatory conditions;

•        future sales of our common stock or other securities;

•        investor perceptions of or the investment opportunity associated with our common stock relative to other investment alternatives;

•        changes in the way we are perceived in the marketplace, including due to negative publicity or campaigns on social media to boycott certain of our products, our business or our industry;

•        the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•        changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;

•        announcements relating to litigation or governmental investigations;

•        guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•        the development and sustainability of an active trading market for our common stock;

•        changes in accounting principles; and

•        other events or factors, including those resulting from informational technology system failures and disruptions, epidemics, pandemics, natural disasters, war, acts of terrorism, civil unrest or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation against various issuers. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation, which may adversely affect the market price of our common stock.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders could have rights senior to holders of our common stock to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities or securities convertible into equity securities, existing stockholders will experience dilution and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, you bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. See “Dividend Policy.” As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our shares in this offering will be approximately $[•] million, assuming an initial public offering price of $[•] per share, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming no exercise of the underwriter’s over- allotment option to purchase additional shares.

We intend to use the net proceeds from this offering in the following ways:

We will use 85% of the net proceeds to purchase raw materials, consisting of the following:

•        Beans — 25% of net proceeds

•        Rice — 40% of net proceeds

•        Cassava, Corn, Naturals and Wheat altogether — 20% of net proceeds

We will use the remaining 15% of the net proceeds for other general corporate purposes including working capital, capital expenditures and operating expenses such as procurement of IT systems, marketing and sales expenses, supply chain expenses, and logistics.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition and our actual use of proceeds may vary based upon management’s judgement. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the actual amounts that we will spend on the uses set forth above.

Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, tax considerations, legal or contractual restrictions, business prospects, the requirements of current or then-existing debt instruments, general economic conditions and other factors our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2023 presented:

•        On an actual basis; and

•        On a pro forma as adjusted basis, to give further effect to (i) the sale of [•] shares of common stock by us in this offering at the initial public offering price of $[•] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and assuming no exercise of the underwriters’ over-allotment option to purchase additional shares; and (ii) [•] shares of common stock issuable upon conversion of the 2023A Convertible Note, 2023B Convertible Note, and 2023C Convertible Note and accrued payment-in-kind interest of approximately $[•] as of [•], 2023, at a conversion price of $[•] (equal to 65% of the offering price per share of common stock in this offering).

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2023
	Actual	As Adjusted
	(in thousands, except share data)
Cash	$18,475	$	[•]

Convertible notes payable	$250,000		[•]
Stockholders’ equity:
Common stock, par value $0.001 per share; 30,000,000 authorized shares, 12,000,000 shares issued and outstanding, actual; 30,000,000 authorized shares; [•] shares issued and outstanding, as adjusted	$12,000		[•]
Additional paid-in capital	$1,000,492		[•]
Accumulated deficit	$(2,833,641)		[•]
Total stockholders’ equity (deficit)	$(1,821,149)		[•]
Total capitalization	$(1,571,149)		[•]

Each $1.00 increase or decrease in the assumed initial public offering price of $[•] per share (which is the midpoint of the range set forth on the cover page of this prospectus) would increase or decrease each of cash, total stockholder’s equity and total capitalization on an as adjusted basis by approximately $[•], assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each [•] share increase or decrease in the number of shares offered in this offering would increase or decrease each of cash, total stockholder’s equity and total capitalization on an as adjusted basis by approximately $[•], assuming that the price per share for the offering remains at $[•] (which is the midpoint of the range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock in this offering and the net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of June 30, 2023 was $(2,820,484), or approximately $0.24 per share of our common stock.

“Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding on June 30, 2023.

After giving further effect to the sale of [•] shares in this offering at an assumed initial public offering price of $[•] per share, the midpoint of the range set forth on the cover page of this prospectus, and assuming no exercise of the underwriter’s over- allotment option to purchase additional shares, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of [•] would have been approximately $[•], or $[•] per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $[•] million or $[•] per share to the existing stockholders and an immediate dilution of $[•] per share to new investors. The following table illustrates this per share dilution:

The following table illustrates this dilution:

Assumed public offering price per share			$	[•]
Pro forma net tangible book value per share as of June 30, 2023	$	[•]
Increase in pro forma net tangible book value per share attributable to the offering	$	[•]
Pro forma as adjusted net tangible book value per share as of [•] after the offering			$	[•]
Dilution per share to new investors in the offering			$	[•]

A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease), our pro forma as adjusted net tangible book value per share after this offering by $[•], and would increase (decrease) dilution per share to new investors in this offering by $[•], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares of common stock in the number of shares offered by us would increase (decrease) our as adjusted net tangible book value per share after this offering by approximately $[•] per share and decrease (increase) the dilution to new investors by approximately $[•] per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table shows, as of [•], 2023, after giving effect to the number of shares of common stock purchased from us, the total consideration paid to us and the price paid per share by the existing stockholders and by new investors purchasing shares of common stock in this offering an assumed initial public offering price of $[•] per share, before deducting the underwriting discount and estimated offering expenses payable by us, and assuming no exercise of the underwriter’s over-allotment option (in thousands, except per share amounts and percentages):

		Shares Purchased			Total Consideration Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders	12,000,000	[•]	%	[•]	[•]	%	$	[•]
New investors	[•]	[•]	%	[•]	[•]	%	$	[•]
Total	[•]	100.0%		[•]	100.0%		$	[•]

The above table and discussion includes 12,000,000 shares of common stock outstanding as of June 30, 2023, and excludes:

•        [•] shares of common stock issuable upon the exercise of outstanding options at an exercise price of $[•] per share;

•        815,000 shares reserved for issuance upon the exercise of incentive stock options (ISOs) under the 2023 Equity Incentive Plan and non-qualified stock options (NSOs), at a weighted average exercise price of $[•].

•        [•] shares reserved for the exercise of the underwriter’s over-allotment option.

•        Conversion of $293,200 convertible notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those financial statements appearing elsewhere in this prospectus.

This discussion and analysis contains certain forward-looking statements that involve risks and uncertainties, including, without limitation, those factors set forth under the “Cautionary Statement Concerning Forward-Looking Statements”, “Presentation of Financial Information”, and “Risk Factors” sections of this prospectus that could cause actual results to differ materially from those anticipated in these forward- looking statements. Additionally, our historical results are not necessarily indicative of the results that may be expected for any future period.

Overview

BRB Foods Inc. (the “Company”) is a holding company incorporated in the State of Wyoming which indirectly owns BR Brands S.A., its food company subsidiary, and Boni Logistica Ltda, its logistics and distribution company subsidiary, which are both incorporated in Brazil. Through our operational subsidiaries based in São Paulo, Brazil, we aim to be present in all meals of Brazilian families, by introducing healthy and quality food. We currently provide our products in seventeen (17) Brazilian states through fourteen (14) integrated distribution centers (IDCs). Aligned with Brazilians’ eating habits and with the search for natural foods for a healthy life, we offer products based on grains, cereals, milk protein, vegetable protein, vegetables, and fruits. Our products are cultivated, selected, and prepared within the highest operational standards.

We are licensed to launch, produce, sell, and distribute certain food products under four (4) well-known brands in Brazil. Additionally, due to our management’s logistics experience, our distribution capabilities continue to be further improved. We consider our distribution capabilities a key aspect of our business as it allows us to provide improved delivery services to our customers while increasing efficiency and sustainability.

Operational Update

During the six months ended June 30, 2023, we improved the strength, structure, and the capabilities of our Company. Our use of well-known brands has proven to be effective with sales of our existing products and when launching new products and entering new food categories. Our sell-out workforce is focused on increasing the end-customer experience, which increases our final sales volumes and brand awareness. Our distribution efficiency in our fourteen (14) integrated distribution centers (IDCs) continues to play a key role in our operation as it makes our company more competitive and sustainable.

A key challenge we face is our cash mismatch. Our accounts receivable is collected at an average of 65 days, while our accounts payable is settled at an average of 7 days. In order to manage our cashflow, we currently have to anticipate accounts receivable, thus, generating an increase in financial expenses, preventing us to fully meet the existing and new demand for our products and to reach our great organic growth potential.

We consider our food operations with emphasis on distribution and logistics to be a viable business model. With access to new cash infusions to be used as working capital, we believe we will be able to generate the necessary cashflow to meet our existing demand and realize our projected growth.

During the six months ended June 30, 2023, we reached important milestones. We increased our sales presence to seventeen (17) Brazilian states and completed the homologation process of fourteen (14) strategically located integrated distribution centers (IDCs), giving us the ability to manufacture, sell and distribute to all of Brazil.

We also completed additional licensing processes for existing products and new products launches Consequently, we now sell over 60 products under four (4) popular brands in Brazil.

We believe our product portfolio expansion and distribution operations will enable us to increase our gross margin, improve cash management and increase efficiency and sustainability of our entire business operation.

Constant innovation

We stand out in our industry for our daily and constant search for innovation, improving ourselves through research, walking side by side with development. Connected to trends, we are always looking for new ideas, opportunities, partnerships and creating new products to surprise, care and satisfy consumer desires.

Operation Cornerstones

Excellence in Supply Chain: due to the nature of the business, we need to have a well-implemented structure for all stages of the production chain. From purchasing inputs, to manufacturing, logistics (receipt, storage and delivery) and planning, the company has a team of qualified professionals at the forefront of these activities, so that BR Brands S.A. in Brazil has a smooth and efficient flow, which has the partnership and support of Boni Logística Ltda. (also a subsidiary of the Company) for the logistics operations.

Quality as primary assumption: The Company’s subsidiaries have teams dedicated to quality control, to ensure that the relationship between the end customer and the supermarket, in the B2B2C model, takes place efficiently and safely. These teams also work directly at the point of sale, closely monitoring the shelf and everything that happens in the partner establishments. In this way, the company guarantees a holistic view of the front at the point of sale and can quickly act preventively or reactively.

From identifying what the customer wants, organizing the products and giving visibility to partner brands.

Conducting business with high ethical standards, in compliance with applicable legislation is fundamental for the Company. For this reason, our suppliers are always aligned with our values and commitments, contributing to building quality and long-term relationships.

Business Model

Developing categories and building brands

Our main responsibility is to take care of brands with immense nationwide tradition in Brazil, such as Knorr, Arisco, Maizena and Mãe Terra, acting in the verification of the entire production and distribution process, quality control and sustainability. Always with the background that the main purpose is the point of sale, the relationship with the customer at the moment when the product meets the customer’s needs.

Combining the strength of the brands licensed to us and the long experience of our executives in the food and logistics sector, we were able to foster the expansion of these brands to categories in which they did not operate, despite the capillarity and gigantic tradition they have.

The extreme regionalization of brands in different categories in Brazil, the result of tax and regulatory differences from state to state, in addition to the universality of the items that began to be worked on at that time, presented the challenge of how to produce and sell product categories in one continental-sized country.

Common brands in a certain region may be totally unknown in others, creating a tangle of products with which we would come to compete with global strength products, such as Knorr and Maizena, and others of great national strength, such as Arisco and Mãe Terra.

Our Operations

Since the beginning of activities, in 2020, the company’s activities were conceived aiming that the entire process would be based on pillars of the ESG philosophy, focusing on food safety, quality associated with excellence and tradition of brands and work safety, with an absolute fight against child labor and the avoidance workplace conditions similar to slavery in our suppliers, in addition to strict respect for the environment and good market practices with the quality area.

Our products are cultivated, selected and prepared within the highest rigor and operational standards, and carefully selected from the origin to their packaging, within the strictest planting, harvesting and processing practices.

More than ensuring that production is carried out within the strictest standards, we seek to verify compliance with what is expected from these products, analyzing samples, storing within the strictest criteria and processing the products with respect to the pillars at all stages.

Considering the sales process as a central element of our activities, the product is packaged and distributed seeking to dialogue with the consumer, from clear and direct packaging about the quality and benefits involved in that product to perfect traceability from the package on the shelf to the arrival of the purchase of feedstock.

•        We identify opportunities, anticipate trends and propose a product portfolio to our customers.

•        From a matrix of products, we develop and certify suppliers — whether in accordance with our strict quality and standards, or customized to the specific requirements of each client.

•        We develop packaging and visual communication materials.

•        We register our products in the main supermarket chains and sell them.

•        We deliver our products through our own logistics division, with vehicles continuously monitored and tracked.

•        Through our own SAC, we guarantee the satisfaction of our end customers.

Strategy

Innovation, focus on the customer, sustainability and absolute quality are the essential elements that we will increasingly strengthen in 2023, seeking the national distribution of products previously regionalized or pulverized, and a standardization of the quality and prestige of the brands with which it operates.

We will work, still in 2023, with a series of new products from different brands such as beans, farofa, farinaceous products, straw potatoes, popcorn corn and more than 20 new seasonings from Arisco; Maizena brand corn meal; in addition to the products already launched under the Knorr brand and with Mãe Terra.

In addition, we are a vertically operated Company and must ensure good use of assets, have cohesion in our values and practices, maintain win-win relationships in the value chain and cultivate leaders capable of adequately guiding the business.

Our strategic direction is based on strengthening as a national food company and paving its international operations, through profitable growth, and expansion of our operational efficiency with optimization in the use of natural resources, reduction in the use of packaging and product development more nutritious. The expansion takes place through two pillars:

•        Current business growth through geographic diversification. To this end, it pays particular attention to its portfolio, product mix and distribution channels, taking advantage of the existing logistics network, with a focus on agile processes.

•        Entry into new planning categories that may occur organically or inorganically, focusing on products that have synergy with the current business. Entry into new categories is focused on expanding the Company’s portfolio, with brands and products with greater added value, increasing current margins.

To sustain its growth strategy, the Company relies on a solid business model and commercial strategy based on consistent investments in marketing, assertive pricing models, use of technology and new methodologies to meet market trends.

Innovation is also an important pillar of the strategy. The end of the implementation of management software for all sectors of the company is scheduled for the end of fiscal year of 2023.

The Company relies on the involvement of all areas in the growth strategy and vision. The future foresees consolidation as a large national and international food company, with diversified operations, sustainable growth and respect for origins.

Strategic planning

We believe that it is up to leadership to meticulously study movements in the national and international markets — with projects such as those carried out in recent years, for the acquisition of leading companies — and capture opportunities related to innovation and differentiation in a sector of strong competition.

We recognize the importance of maintaining a long-term perspective that gives confidence to our stakeholders regarding the Company’s direction and vision.

Our strategic planning is based on the following pillars:

•        Strong performance in large consumer markets: the Company has a wide presence in the state of São Paulo, the largest consumer market in Latin America, added to the excellent long-term relationship with large retailers and supermarkets and is present in more than 2,500 points of sale.

•        Renowned brands: traditional and recognized brands, built over decades — a characteristic widely considered by consumers in their purchases, with 4 brands and 6 product families.

•        Excellent operational and financial management: The Company has its own factory and warehouse, duly equipped, with balance sheets being audited by external auditors since 2020 and excellence in operational controls.

•        Significant growth: relevant sales growth since 2020, through gains in market share and entry into new markets, with the implementation of measures to improve operating results. All this in a segment with high growth potential (convenience foods) for the coming years.

Our priorities

Since the beginning of the subsidiary’s activities, directors, advisors and other leaders have mobilized in the construction of the Strategic Plan, validated by the Board of Directors and translated into actions, projects and investments designed to enhance efficiency, integration of operations and greater profitability of the Company and thus build an assertive long-term path, further strengthening the Company’s strengths.

Through this planning, we will reinforce management in the most sensitive areas and evolve in the areas conquered in recent years, always oriented to generate value in a consistent and planned way.

Achieving this vision is based on our competitive advantages and is guided by three central guidelines:

•        Global presence with strong brands — we are leaders among the main cash-and-carry companies in Greater São Paulo;

•        Focus on the main product categories in which we operate — strengthening the portfolio and its quality and convenience is part of a constant effort, which requires prioritization and focus on the main categories in which we operate;

•        Capturing opportunities — growth through investments in production, joint ventures and partnerships. We must, therefore, keep an eye out for all opportunities to grow and gain market share.

Critical Accounting Policies and Estimates

Estimates and accounting judgments

The preparation of the consolidated financial statements in accordance with Brazilian GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and assumptions are reviewed on an ongoing basis. Reviews in relation to accounting estimates are recognized in the period in which the estimates are reviewed and in any affected future periods.

Foreign Currency Translation

We consider the Brazilian real as the functional currency of the Company and its subsidiaries because it conducts substantially all of its business in Brazil and denominated in that currency.

The assets and liabilities in Brazil are converted into US dollars, which is our reporting currency, at exchange rates existing at the relevant balance sheet dates. Revenue and expenses are converted at average exchange rates and shareholders’ equity and net worth are converted at historical exchange rates. Adjustments resulting from converting the financial statements from Brazilian real into US dollars are included in the foreign currency conversion adjustment, a component of accumulated other comprehensive income (loss).

Description of the Line Items of our Statement of Profit (Loss)

Revenue Recognition

Revenue recognition is a Generally Accepted Accounting Principle (GAAP) in Brazil that identifies the specific conditions under which revenue has to be recognized from an accounting perspective and determines how to account for it. Typically, revenue is recognized when a critical event occurs, when a product or service is delivered to a customer and the cash value is easily measurable for the company.

Understanding the Revenue Recognition: Revenue is at the heart of all business performance. It all depends on the sale. As such, companies have to avoid any recognition of revenue that does not translate into cash in order not to mislead investor and stakeholders in general.

Accounting for revenue recognition is pretty straightforward when a product is sold and revenue is recognized when the controls of product is transferred to the customer. However, accounting for revenue may be more difficult when a company takes a long time to produce their product. As a result, there may be a number of situations where there may be exceptions to the revenue recognition principle.

Management has also to ensure that all revenue recognition principles within the company remain constant over time, so historical financials can be reviewed and revised for seasonal trends or inconsistencies by investors and stakeholders.

The revenue recognition principle is also regulated by ASC 606 in US GAAP terms and requires that revenues are recognized in the income statement in the period in which they are transferred/realized and earned — not necessarily when cash is received.

The revenue-generating activity must be fully or essentially completed to be included in revenue during the respective accounting period. In addition, there must be a reasonable level of certainty that payment for the revenue earned will be received. Finally, according to the standard principle, revenue and its associated costs must be reported in the same accounting period.

Accounting Standards Codification (ASC) 606: On May 28, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 606, referring to revenue from contracts with customers. ASC 606 provides a uniform framework for recognizing revenue from contracts with customers. The old guidance was industry-specific, which created a fragmented policy system. The updated revenue recognition standard is industry-neutral and therefore more transparent. It allows for better comparability of financial statements with standard revenue recognition practices across industries.

The five steps required under US GAAP to satisfy the updated revenue recognition principle, all of which are followed by the Company, are as follows:

•        Identify the agreement with the customer;

•        Identify contractual enforcement obligations;

•        Determine the consideration amount/price of the transaction;

•        Allocate the determined amount of consideration/price to the contractual obligations and;

•        Recognize revenue when the performing party satisfies the performance obligation.

In addition, there must be a reasonable level of certainty that payment for the revenue earned will be received. Finally, according to the standard principle, revenue and its associated costs must be reported in the same accounting period.

Government Grants

Government grants are recognized when there is reasonable assurance that the entity will comply with all conditions. When the benefit refers to an expense item, it is recognized as revenue over the benefit period, in line with the credit reporting period under the accrual basis of accounting.

The government grants received by BRB are in form of tax incentives received from the various states in which the company operates in the amount of ICMS (Imposto sobre Circulação de Mercadorias e Serviços, a State Value-Added Tax on Services and Circulation of Goods) that may be due and levied on business carried of the company.

We are eligible to benefit from tax benefits arising from government subsidies related to the reduction of the ICMS calculation base on the sale of grains, which therefore grant a presumed credit to the company for purposes of calculating the ICMS to be paid by the Company.

The portion of net income resulting from these tax incentives, not taxed, in accordance with article 195-A of Law 6,404/76, is allocated to a tax incentive reserve in our financials, which is consequently excluded from the profit distribution calculation, and used only for capital increase or the absorption of accumulated losses.

According to Brazilian tax law, tax benefits granted in the form of presumed/granted ICMS credits arising of operations with food products carried out by industrial and commercial establishments (which is the case of the Company) in the states of Rio de Janeiro, Paraná and São Paulo are now considered subsidies for investments, and may deducted from the calculation basis of income tax and social contribution on net profits. Thus, the Company calculated the ICMS tax benefit in the accumulated total of USD 1,043,814 (USD 181,274 on 12.31.2021). As provided for in article 30 of Brazilian Law no. 12,973/14, the tax incentive reserve may be used to absorb accumulated losses, provided that the other Profit Reserves (with the exception of the Legal Reserve), if any, have previously been fully absorbed, or for a capital stock increase . Within the same legal provision, the tax incentive reserve and legal reserve do not make up the calculation base for the minimum mandatory dividend, and the Company must submit it to taxation, in case of distribution

Taxes

Current income and social contribution taxes Tax rates and laws used to calculate the amounts are those in force at the base date of the relevant financial statements . In Brazil, income taxes include both income and social contribution taxes. Under the taxable profit based on accounting records regime (“lucro real”), applicable to the Company, income tax is calculated at the rate of 15% on taxable profit, plus 10% surtax on profit exceeding R$240 over 12 months, whereas social contribution tax is levied at a rate of 9% on taxable profit, both recognized on an accrual basis, therefore additions to book income of temporarily nondeductible expenses or exclusions of temporarily nontaxable income upon determination of current taxable profit generate deferred tax assets or liabilities.

Sales taxes

Revenues, expenses and assets are recognized net of sales taxes, except:

•        When sales taxes incurred on the purchase of assets or services are not recoverable from tax authorities, in which case sales taxes are recognized as part of the acquisition cost of the asset or expense item, as applicable;

•        When amounts receivable and payable are stated together with sales taxes, and

•        When net sales taxes, either recoverable or payable, are included as a component of amounts receivable or payable in the statements of financial position. Revenues from sales in Brazil are subject to the following taxes and contributions, at the basic rates below:

Rates
State Value-added tax (ICMS)	0.00% to 20.00%
Contribution tax on gross revenues for social security financing (COFINS)	0.00% to 7.60%
Contribution tax on gross revenues for social integration (PIS)	0.00% to 1.65%
Federal Value-added tax (IPI)	0.00% to 5.00%
Services tax (ISS)	0.00% to 5.00%

Non-cumulative PIS/COFINS credits are recorded as a deduction of cost of products sold or general and administrative expenses in the statements of profit or loss, according to the source of the expenditure. Taxes recoverable are stated under current or noncurrent assets according to their estimated realization. Revenues are stated net of taxes in the statements of profit or loss.

Cost of Goods Sold

We work in a B2B2C model, which means Business-to-Business-to-Consumer, in which it sells directly to the consumer, but the sale is facilitated by the retailer (supermarkets, wholesalers and retailers), so that the business model includes the entire chain.

In practice, the company buys raw materials from their producers, sends it to the factory, which performs the raw material quality process and sends it to the distribution partner.

In the case of Knorr beans, for example, BR Brands buy the raw material and manages the processing at the factory, in order to ensure the quality of the beans. Then, the product goes to bagging the package, with the customer’s visual identity, but designed by BR Brands which sells directly to wholesalers — among the customers are GPA, Carrefour and Sendas, for example.

At this stage, there is great operational synergy with Boni Logística (also a subsidiary of the Company), which delivers the finished product to the partner distributor. At the end of the day, we handle all stages of the supply chain — production, factory, industry, services and sale to the final consumer.

On another front, BR Brands works under the assumption that the point of sale is to be handled with state of the art techniques, transforming the supermarket shelves with an attractive visual identity for the consumer, combined with the training of teams that are on site focused on sales promotion, and an automated process for inspecting the shelves where customers’ brand products are displayed.

Selling and Marketing expenses

Selling and marketing expenses comprise (i) expenses with our sales team, (ii) commissions paid to franchisee, (iii) advertising expenses and (iv) allowance for expected credit losses for account receivables.

In the context of the sales process, the sales promoter is the most important element in our sales logic, seeking to have the best possible relationship with the store manager as well as all employees directly involved, from the forklift to the lyricist. There is a constant search for space on the shelf, for the product to be available and for the presentation of the poster to the sales islands.

General and Administrative Expenses

We incur general and administrative expenses in the management and support of operating activities. Our main general and administrative expenses are personnel expenses, provision for contingencies, and depreciation and amortization.

Financial Result

Financial result represents financial income less financial costs. The main groups that comprise financial result are interest on loans and debts and revenue from financial investments (cash equivalents).

Businesses

Income for the year 2022

In 2022, we carried out a series of management, asset and financial adjustments, laying the foundations for the company’s recovery.

Variations in commodities influenced by the War in Ukraine and the rise in the exchange rate, lack of available credit for still being a young company, as well as the reaction of competitors with our arrival on the market are among the main external elements of this period.

Despite the challenges we faced during the year, we were able to obtain the best result for the company. During this period, processes were reviewed, costs were cut and the entire company was readjusted to its new reality.

The most visible consequences for our business were the leadership obtained in the São Paulo metropolitan region together with the main cash-and-carry companies, who were able to see during 2022 that we have full operational and financial capacity to fulfill all contracted orders.

In response to these events and changes in the scenario, we adopted short-term measures with an immediate impact on results and our operation: we were able to anticipate the main variations in commodity prices, passing on 100% of the gain obtained directly to the price, becoming more aggressive before the others, without harming our margin.

There were comprehensive and timely responses, which mitigated the impacts on our results, although they were not able to completely neutralize the negative effects on the business.

Disregarding the non-recurring results and the costs we had to absorb due to our strong growth, BRB Foods generated operating profit, which reinforces our certainty that we are on the right track, as shown below.

Introduction to adjusted EBITDA

We have introduced adjusted EBITDA among the indicators, with the intention of providing more detail on the effects that impact our activities and presenting how we evaluate our lines of business.

The concept of adjusted EBITDA in its disclosure material, as part of the business performance assessment process established by the new management.

The Company’s intention is to provide more details on the effects that impact its activities and how it evaluates its lines of business. The comparative information of the adjustment items was obtained from the audited/reviewed statements and published in their respective periods. The introduction of this concept does not change the accounting information already published in accordance with current legislation, it only complements them.

It is important to emphasize, on the one hand, that these were non-recurring events, and on the other, that they did not affect the Company’s ability to produce future results. Quite the contrary, our ability to generate results has improved, in view of our exit from operations that had been presenting low or even negative margins.

We understand that certain one-off events that occurred in 2022 — and which had their effects recorded in the accounting, reflected in the EBITDA of US$1,183 million — should have their effects annulled as they are non-recurring events and do not represent the regular business of the Company. These adjustments lead to the determination of what Management calls “adjusted EBITDA”.

These adjustments are called “Proforma”. The effects of these adjustments lead to the determination of what is called by Management “Proforma adjusted EBITDA”:

We present below the reconciliation of EBITDA to adjusted EBITDA and the nature of the reconciliation items, with a brief description of the adjustments, in the order in which they are presented:

•        Non-recurring expenses related to labor provision in the amount of USD 12 thousand. Such amounts are not recurring and are not associated with a recurring operation;

•        Non-recurring expenses related to the Allowance for Loan Losses (PCLD) in the amount of US$0.57 million. Such amounts are not recurring and are not associated with a recurring operation;

•        Adjustments referring to previous years, a credit of US$0.01 million. Such amounts are not recurring and are not associated with a recurring operation;

EBITDA

EBITDA is the earnings before interest, depreciation and amortization.

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
Net Income for the period	(3,064,215)	14,100
(+) Interest	513,102	318,753
(+) Depreciation and amortization	229,077	8,840
(+) Income Tax and Social Contribution	—	3,364
EBITDA	(2,322,037)	345,057
(+) Non-Recurring Expenses – Provisions	—	—
(+) Non-Recurring Expenses – PCLD	—	—
(-) Non-Recurring Expenses – Adjustments	—	—
Total Adjusted EBITDA	(2,322,037)	345,057

Results of Operations for the six months ended June 30, 2023 and 2022

The following table shows the components of our results of operations for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30
	2023	2022	Change	% Change
Revenue (net)	8,536,742	6,801,409	1,735,334	26%
Cost of revenue	8,871,635	5,909,210	2,962,426	50%
Gross profit (Loss)	(334,893)	892,199	(1,227,092)	(138)%

Operating expenses
Selling, General and Administrative	1,787,612	555,982	1,231,629	222%
Royalties	428,609	—	428,609	100%
Income (Loss) from operations	(2,551,114)	336,216	(2,887,330)	(859)%
Interest expenses	515,895	297,785	218,110	73%
Other financial expenses (revenue)	(2,793)	20,968	(23,761)	(113)%
Income (Loss) before income tax	(3,064,215)	17,464	(3,081,679)	(17646)%
Provision for Income Tax	—	3,364	(3,364)	(100)%
Net income (loss)	(3,064,215)	14,100	(3,078,315)	(21832)%

For the six months ended June 30, 2023, compared to the six months ended June 30, 2022, our net revenue increased from $6,801,409 to $8,536,742 (or by 26%).

EBITDA decreased by 789% in the six-month period ended June 30, 2023, compared to the six-month period ended June 30, 2022, decreasing from $336,439 for the six-month period ended June 30, 2022 to $(2,319,243) for the six-month period ended June 30, 2023. Comparing EBITDA with net sales, a change occurred from 5% over net sales from June 30, 2022 to -27% of net sales for June 30, 2023.

For the six months ended June 30, 2023, compared to the six months ended June 30, 2022, net profit decreased from $14,100 to $(3,064,215) (or by -21,833%). Net profit margin for the six months ended June 30, 2023, compared to the six months ended June 30, 2022, decreased from 1% to -36%.

Revenue

	Six months ended June 30,
	2023	2022	Change
		(pro forma)	$	%
Revenue (net)	8,536,742	6,801,409	1,735,334	26%

Cost of revenue

Gross profit increased by 16%, from $4,123,614 for the six months ended June 30, 2022 to $4,779,206 for the six months ended June 30, 2023. Gross profit margin in the same period decreased from 13% for the six months ended June 30, 2022 to -32% for the six months ended June 30, 2023.

	Six months ended June 30,
	2023	2022	Change
		(pro forma)	$	%
Cost of goods sold	8,114,300	5,397,863	2,716,437	50%
Freights	757,335	511,347	245,989	48%
Total Cost of goods sold	8,871,635	5,909,210	2,962,426	50%

Selling, general and administrative expenses

We incur general and administrative expenses in the management and support of operating activities. Our main general and administrative expenses are personnel expenses, provision for contingencies, and depreciation and amortization administrative expenses. Our selling, general and administrative expenses increased by 222%, from 555,982 for the six month period ended June 30, 2022 to 1,787,62 for the six month period ended June 30, 2023. Selling, general and administrative as a percentage of net revenue, increased from 6% for the six months ended June 30, 2022 to 24% for the six months ended June 30, 2023. Our waiver to pay Royalties as per our Licensee Agreements lasted until the end of July 2022. On August 2022, Royalties expenses kicked in.

	Six months ended June 30,
	2023	2022	Change
		(pro forma)	$	%
Selling, General and Administrative	1,787,612	555,982	1,231,629	222%
Royalties	428,609	0	428,609	100%
Total operating expenses	2,216,221	555,982	1,660,238	299%

Interest expenses and other financial expenses

Other financial expenses (Income) represent the difference between interest income and other financial expenses. Interest expenses include interest on loans and increased from $297,785 for the six months ended June 30, 2022 to $515,895 for the six months ended June 30, 2023. Interest expenses as a percentage of net revenues increased from 5% for the six months ended June 30, 2022, to 6% for the six months ended June 30, 2023. Other Financial expenses (income) include bank expenses and financial transaction taxes (IOF).

	Six months ended June 30,
	2023	2022	Change
		(pro forma)	$	%
Interest Expenses	515,895	297,785	218,110	73%
Other Financial expenses (income)	(2,793)	20,968	(23,761)	(113)%
Total Interest Expenses and Other Financial Expenses	513,102	318,753	194,349	(61)%

Liquidity and Capital Resources

Current assets decreased by 37% from December 31, 2022 to June 30, 2023. As of December 31, 2022, total current assets were $4,792,678, and as of June 30, 2023, total current assets were $3,012,164. Most of this decrease belongs to accounts receivable, which decreased by 77%. The accounts receivable balance was $3,422,702 in December 31, 2022 and $782,547 on the six months ended in June 30, 2023.

Total assets were $5,037,570 in December 31, 2022 and decreased to $4,113,555 in June 30, 2023, a decrease of 18%

	June 30, 2023	December 31, 2022	Change
			$	%
ASSETS
Current assets:
Cash and cash equivalents	$402,726	$114,303	$288,423	252%
Accounts receivable	782,547	3,422,702	(2,640,155)	(77)%
Inventory	985,373	470,071	515,302	110%
Taxes recoverable	92,619	85,519	7,100	8%
Deposits and advances	748,898	700,083	48,815	7%
Total current assets	3,012,164	4,792,678	(1,780,514)	(37)%
Property and equipment, net	102,055	79,096	22,959	29%
Intangible assets, net	999,336	165,796	833,540	503%
Total assets	$4,113,555	$5,037,570	$(924,015)	(18)%

Current liabilities increased 26% from December 31, 2022 to June 30, 2023. In December 31, 2022 the total was $3,602,599, and in June 30, 2023 the total was $4,530,475. Most of these increases belong to accounts payable, which are classified as short-term loans, for which the increase was 269%. The balance of was $750,672 in December 31, 2022 and ended June 30, 2023 at $2,768,756.

Total liabilities were $3,779,880 in December 31, 2022 and increased to $5,934,703 in June 30, 2023, an increase of 57%

	June 30, 2023	December 31, 2022	Change
			$	%
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$2,768,756	$750,672	$2,018,084	269%
Operational Lease	0	0
Loans	1,761,720	2,851,927	(1,090,207)	(38)%
Total current liabilities	4,530,475	3,602,599	927,876	26%
Accounts payable	446,301		446,301	100%
Loans	957,927	177,281	780,646	440%
Total liabilities	5,934,703	3,779,880	2,145,823	57%

The following discussion of our liquidity and capital resources is based on the financial information derived from our unaudited consolidated financial statements.

Our sources of liquidity have primarily been derived from our: (i) advance of 100% of our receivables by local banks and others financial institutions, with high level of interest rates; (ii) founders and earlier investors capital contributions; and (iii) net income from our operations.

Our main uses of capital include: (i) purchase or raw material; (ii) logistic and warehouse; and (iii) execution into point of sales.

Our liquidity is significantly affected by accounts receivable collected at an average of 65 days, while our accounts payables are settled at an average of 7 days. In order to balance our cash flow, we need to anticipate account receivables, generating an increase in financial expenses at high interest costs.

Our primary capital needs include: (i) funding our working capital to clients; (ii) purchase of raw materials on better financial terms; and (iii) investment in product development. We believe our current working capital is sufficient for our present requirements. However, an improvement on our costs of cash or the infusion of equity will dramatically affect our profitability.

Our cash and cash equivalents include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, which have an immaterial risk of change in value. Additional information is included in Note 3 — Composition of Certain Financial Statement Items beginning on page F-10 of this prospectus.

	Six months ended June 30,
	2023	2022	Change
		(pro forma)	$	%
Net cash provided by (used in) operating activities	1,061,328	(3,076,222)	4,137,550	(135)%
Net cash used in investing activities	(1,085,460)	(92,256)	(993,204)	1077%
Net cash provided by (used in) financing activities	327,294	2,607,996	(2,280,702)	(87)%

Cash Provided by (Used in) Operating Activities

Our net cash provided by (used in) operating activities has consisted of profit (loss) for the period adjusted for certain non-cash items including depreciation and amortization, share-based payments expense, other financial costs and foreign exchange, net, deferred income tax expense, loss on disposal of assets, among other non-cash items, as well as changes in our operating assets and liabilities and the cash amounts of income taxes and social contributions that we pay and net interest income that we receive during the period.

For the six months ended June, 2023, net cash provided by operating activities was $1,061,328, comprised primarily of:

•        Net loss of $3,064,215, combined with non-cash expenses consisting primarily of depreciation and amortization of $229,077. The total amount of adjustment to net income from non-cash items for the six months ended June 30, 2023, was $(2,835,138).

•        Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an inflow of $1,061,328, principally due to:

•        decrease in the balance of accounts receivable which led to positive cash flows of U$ 2,640,155, an increase in accounts payable of $1,827,529

•        decrease in inventory of $515,303.

Cash Provided By (Used in) Investing Activities

Our net cash provided by (used in) investing activities has consisted of amounts paid on our purchase of property and equipment, purchases and development of intangible assets, acquisition (redemption) of financial instruments, cash received on disposal of non-current assets, acquisition of interest in associates and cash received in acquisitions.

For the six months ended June, 2023, net cash used in investing activities was ($1,085,460), comprised primarily of:

•        Lease expense for our production plant and warehouse in Sao Paulo, Brazil, totaling $526,213 and;

•        trade marketing investments totaling $559,247

Cash Used in Financing Activities

Our average accounts receivable collection period was 65 days for the year ended December 31, 2022 while our accounts payables were settled at an average of 7 days during the same period. In order to manage our cash flow, we are working to reduce the average accounts receivable collection period.

For the six months ended June, 2023, net cash provided by financing activities was $327,294, comprised primarily of:

•        Conversion of long-term debt to equity, reducing our needs of third-parties cash and;

•        Reduction of short-term loans totaling $1,145,539 converted to long-term loans totaling the amount of $1,594,782, a net increase of $449,243

During the six-months ended June 30, 2023, the Company sold convertible notes payable:

2023A Convertible Note Offering

On February 17, 2023, we closed a private placement (the “2023A Convertible Note Offering”) of a convertible note (the “2023A Convertible Note”) to an accredited investor pursuant to Rule 506 of Regulation D of the Securities Act. The 2023A Convertible Note has an annual rate of return of six and one-half percent (6.5%) per annum, payable as a Payment-in-Kind in the Company’s common stock valued, at a price equal to sixty five percent (65%) of the per share price of securities sold in this offering, at the Maturity Date of the 2023A Convertible Note.

The 2023A Convertible Note shall mature nine (9) months from the closing date of the 2023A Convertible Note Offering (the “Maturity Date”). The outstanding principal balance of the 2023A Convertible Note and all accrued interest shall automatically convert into common stock of the Company immediately prior to the Company’s receipt of an effective order from the SEC declaring the registration statement of its initial public offering effective.

As of February 17, 2023, $100,000 of the 2023A Convertible Note have been sold. No offers are being taken as a result of the filing of this registration statement.

Material Cash Requirements

A natural consequence of working capital growth is the corresponding increase in accounts receivable, and, in order to support this growth, we work with prepayment of receivables operations with local FIDCs (Credit Rights Investment Funds), which will be settled upon receipt from customers.

Currency Risk

In line with our review of the operations and business of companies in Brazil, mainly related to the elements to determine its functional currency, the Management concluded that the Brazilian real is its functional currency. This conclusion is based on the review of the following indicators:

•        Currency that most influences prices of goods and services in Brazil;

•        Currency of the country, which competitive powers and regulations most influence the determination of the selling price of its products and services;

•        Currency that most influences material and other costs to supply products or services;

•        Currency through which the proceeds of financial activities are substantially obtained; and

•        Currency in which amounts received from operating activities are normally accumulated.

The amounts in US Dollars (USD) presented in the financial statements of the companies are measured translate from BRL (as the functional currency which is the currency that best reflects the economic environment in which the Company is included and the way it is managed).

We currently have no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our financial instruments consist of cash and cash equivalents and accrued expenses. The carrying amount of these financial instruments is approximate of fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in our financial statements. If our estimate of the fair value is incorrect on June 30, 2023, it could negatively affect our financial position and liquidity and could result in our having understated our net loss.

Results of Operations for the years ended December 31, 2022 and 2021

The following table shows the components of our results of operations for the fiscal years ended December 31, 2022 and 2021:

	Fiscal Years Ended December 31,
	2022	2021	Change	% Change
Net revenue	14,630,002	3,358,886	11,271,116	336%
Cost of services provided	(11,982,695)	(2,822,775)	(9,159,920)	325%
Gross Profit	2,647,307	536,111	2,111,196	394%

Operating Income (expenses)
General and Administrative Expenses	(1,046,743)	(565,102)	(481,641)	85%
Expenses with sales	(419,213)	(87,093)	(332,120)	381%
Operating Income before financial income	1,181,351	(116,084)	1,297,435	(1118)%
Financial Income
Financial Income	15,406	22,257	(6,851)	(31)%
Financial Expenses	(788,358)	(79,609)	(708,749)	890%
Net income (loss) before income tax	408,399	(173,436)	581,835	(335)%
Income Tax	(3,208)	—
Net income (loss)	405,191	(173,436)	578,627	(334)%

BRB Foods grew steadily over the 12-month period ended December 31, 2022, winning new customers and new markets. Our net sales increased 336% from 2021 to 2022, from a level of $3,358,886 in 2021 to $14,630,002 in 2022. Comparing second quarter 2022 to the second quarter 2023, our net revenue increased by 50%, from $6,801,409 for the six months ended June 30, 2022 to $8,536,742 for the six months ended June 30, 2023.

Gross profit increased 394%, from $536,111in 2021 to $2,647,307 in 2022. The percentage of gross profit over net sales in the same period increased from 16% on net sales in 2021 to 18% on net sales for 2022, a growth of 113%. Comparing second quarter 2022 to the second quarter 2023, our gross profit decreased by 138%, from $892,199 for the six months ended June 30, 2022 to $(334,893) for the six months ended June 30, 2023.

We incur general and administrative expenses in the management and support of operating activities. Our main general and administrative expenses are personnel expenses, provision for contingencies, and depreciation and amortization administrative expenses that increased 185% in the period comparing 2021 with 2022, under our revenue increases, presenting a low elasticity of our expenses, from $565,102 in 2021 to $1,046,743 in 2022. Comparing these expenses with Net Sales, a decrease of 10% of net sales occurred in 2022 compared to 17% of net sales in 2021. Comparing second quarter 2022 to the second quarter 2023, our general and administrative expenses increased by 222%, from $555,982 for the six months ended June 30, 2022 to $1,787,612 for the six months ended June 30, 2023.

Personnel expenses increased 354% in the period comparing 2021 to 2022, from $28,000 in 2021 to $127,000 in 2022. Comparing these expenses with net sales, the personnel expenses remained at 1% of net sales during both years.

Selling and marketing expenses comprised of expenses related to our sales team, commissions paid, advertising expenses and allowance for expected credit losses for accounts receivable. Selling expenses increased 381% in the period comparing 2021 with 2022, from $87,093 in 2021 to $419,213 in 2022. Comparing these expenses with net sales, the ratio remained at 3% of net sales for both years. Comparing second quarter 2022 to the second quarter 2023, our selling and marketing expenses increases 294%, from a level of $107,727 in March 31st 2022 to $424,816 in march 31st 2023.

EBITDA increased 1,286% in the period comparing 2021 with 2022, going from a negative $102,931 in 2021 to a positive $1,220,258 in 2022. Comparing EBITDA with net sales, a change occurred from -3% over net sales from 2021 to 8% of net sales for 2022. Comparing second quarter 2022 to the second quarter 2023, our EBITDA decreased by 789%, from $336,439 for the six months ended June 30, 2022 to $(2,39,243) for the six months ended June 30, 2023.

Other financial expenses (income) represent the difference between interest income and other financial expenses. Interest expenses include interest on loans which increased from $57,532 in 2021 to $772,952 in 2022, an increase of 1,248% over fiscal year 2021. In fiscal year 2021, our other financial expenses (income) were 2% of net sales, increasing to 5% of net sales in fiscal year 2022. Comparing second quarter 2022 to the second quarter 2023, other financial expenses (income) decreased by 113%, from $20,968 for the six months ended June 30, 2022 to $(2,793) for the six months ended June 30, 2023.

Net profit increased 334% in the period comparing 2021 with 2022, going from a loss of $173,436 in 2021 to a positive $405,191 in 2022. Comparing net profit with net sales, it changed from a loss of -5% on 2021 net sales to a 3% profit on 2022 net sales. Comparing second quarter 2022 with the second quarter 2023, our net income decreased by 21,833%, from a net income of $14,100 for the six months ended June 30, 2022 to $(3,064,2150 for the six months ended June 30, 2023.

Current assets increased 690% from 2021 to 2022. In 2021 the total was $606,674, and in 2022 the total was $4,792,678. Most of this increase belongs to accounts receivable, which increased by 2,303%. The accounts receivable balance was $142,381 in 2021 and ended 2022 with $3,422,702. Comparing fiscal year ended December 31, 2022 with the second quarter 2023, our current assets decrease 10%, to $4,273,171 in march 31st 2023. Most of this decrease belongs to Accounts Receivable. Comparing our balance December 31st, 2022 with first quarter 2023, we have a decrease of 10%, to $4,273,171 in march 31st 2023.

The company’s inventories increased 277% between 2021 and 2022. In 2021, the number was $124,536 and in 2022 it was $470,071. Comparing our inventory balance as of December 31, 2022 to second quarter 2023, we recorded an increase of 110%, from $470,071 as of December 31, 2022 to $985,373 as of June 30, 2023.

Total assets were $692,925 in 2021 and increased to $5,037,570 in 2022, an increase of 627%. Comparing our total assets balance as of December 31, 2022 to the second quarter 2023, we recorded a decrease of 18%, from $5,037,570 as of December 31, 2022 to $4,113,555 as of June 30, 2023.

Current liabilities increased 365% from 2021 to 2022. In 2021 the total was $811,743, and in 2022 the total was $3,779,878. Most of these increases belong to advance of accounts receivables, which are classified as short-term loans, for which the increase was 342%. The balance of advances on accounts receivable was $684,707 in 2021 and ended 2022 at $3,030,670. The company’s accounts payable increased 672% between 2021 and 2022. In 2021 that post was $88,014 going to $680,015 in 2022.

Comparing current liabilities as of December 31, 2022 to second quarter 2023, our current liabilities increased by 26%, from $3,602,599 as of December 31, 2022 to $4,530,475 as of June 30, 2023. Most of this decrease belongs to Accounts Payable. Comparing our balance December 31st, 2022 with first quarter 2023, we have a decrease of 81%, to $124,906 in march 31st 2023. Also Loans comparing our balance December 31st, 2022 with first quarter 2023, we have a short increase of 17%, to $3,560,332 in march 31st 2023.

Total liabilities were $692,925 in 2021 and increased to $5,037,568 in 2022, an increase of 627%. Comparing our total liabilities balance as of December 31, 2022 to the second quarter 2023, we recorded an increase of 57%, from $3,779,880 as of December 31, 2022 to $5,934,702 as of June 30, 2023.

Our average accounts receivable collection period was 65 days for the year ended December 31, 2022 while our accounts payable were settled at an average of 7 days during the same period. In order to manage our cash flow, we are working to reduce the average accounts receivable collection period.

Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from our audited consolidated financial statements.

Liquidity

Our sources of liquidity have primarily been derived from our: (i) advance of 100% of our receivables by local banks and others financial institutions, with high level of interest rates; (ii) founders and earlier investors capital contributions; and (iii) net income from our operations.

Our main uses of capital: (i) purchase or raw material; (ii) logistic and warehouse; and (iii) execution into point of sales.

Our liquidity balance has been affected by our average accounts receivable collection period of 65 days for the year ended December 31, 2022 compared to our accounts payable average days outstanding of 7 days for the same period. In order to manage our cash flow, we are working to reduce our average accounts receivable collection period.

Our primary capital needs relate to funding that affect our liquidity to include: (i) funding our working capital to clients; (ii) purchase of raw materials on better financial terms; and (iii) investment in product development. We believe our current working capital is sufficient for our present requirements. However, an improvement on our costs of cash or the infusion of equity will dramatically affect our profitability.

Our cash and cash equivalents include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, which have an immaterial risk of change in value. For more information, see notes to our audited consolidated financial statements.

Cash Flows

Our net cash provided by (used in) operating activities has consisted of profit (loss) for the period adjusted for certain non-cash items including depreciation and amortization, share-based payments expense, other financial costs and foreign exchange, net, deferred income tax expense, loss on disposal of assets, among other non-cash items, as well as changes in our operating assets and liabilities and the cash amounts of income taxes and social contributions that we pay and net interest income that we receive during the period.

Our net cash provided by (used in) investing activities has consisted of amounts paid on our purchase of property and equipment, purchases and development of intangible assets, acquisition (redemption) of financial instruments, cash received on disposal of non-current assets, acquisition of interest in associates and cash received in acquisitions.

A natural consequence of working capital growth is the corresponding increase in accounts receivable, and, in order to support this growth, we work with prepayment of receivables operations with local FIDCs (Credit Rights Investment Funds), which will be settled upon receipt from customers.

The table below summarizes our Statement of Cash Flows for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Net Income (Loss)	405, 191	(173,435)
Net cash used in operating activities	(3,168,629)	(630,813)
Net cash used in investment activities	(179,090)	(85,540)
Net cash provided by financing activities	3,311,189	682,500

Net cash used in operating activities

For the year ended December 31, 2022, net cash used in operating activities was $3,168,629, primarily as a result of:

•        Net income of $405,191, combined with non-cash expenses consisting primarily of depreciation and amortization and accrual for bad debts of $59,000. The total amount of adjustment to net income from non-cash items for the six months ended December 31, 2021, was $459,191.

•        Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of $3,655,668, principally due to:

•        an increase in the balance of accounts receivable which led to negative cash flows of $3,280,321, an increase in others credits of $434,839, an increase of inventory of $345,535.

•        partially offset mainly by an increase in accounts payable of $592,001.

For the twelve months between April 1st, 2022 and march 31st, 2023, net cash used in operating activities was negative in $2,568,915, primarily as a result of:

•        Net income of $465,788, combined with non-cash expenses consisting primarily of depreciation and amortization of $104,906.

•        Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of $2,568,915, principally due to:

•        an increase in the balance of accounts receivable which led to negative cash flows of U$534,826, an increase in others credits of $1,663,686, and a decrease of inventory of ($55,036).

•        partially offset mainly by an increase in accounts payable of $461,463.

EBITDA

EBITDA is the earnings before interest, depreciation and amortization.

	2022	2021
Net Income for the year	405,191	(173,436)
(+) Interest	773,379	57,352
(+) Depreciation and amortization	1,806	—
(+) Income Tax and Social Contribution	3,208	—
EBITDA	1,183,584	(116,084)
(+) Non-Recurring Expenses – Provisions	12,481	—
(+) Non-Recurring Expenses – PCLD	56,771	—
(-) Non-Recurring Expenses – Adjustments	14,478	—
Total Adjusted EBITDA	1,238,358	(116,084)

Introduction to adjusted EBITDA

We have introduced adjusted EBITDA among the indicators, with the intention of providing more detail on the effects that impact our activities and presenting how we evaluate our lines of business.

The concept of adjusted EBITDA in its disclosure material, as part of the business performance assessment process established by the new management.

The Company’s intention is to provide more details on the effects that impact its activities and how it evaluates its lines of business. The comparative information of the adjustment items was obtained from the audited/reviewed statements and published in their respective periods. The introduction of this concept does not change the accounting information already published in accordance with current legislation, it only complements them.

It is important to emphasize, on the one hand, that these were non-recurring events, and on the other, that they did not affect the Company’s ability to produce future results. Quite the contrary, our ability to generate results has improved, in view of our exit from operations that had been presenting low or even negative margins.

We understand that certain one-off events that occurred in 2022 — and which had their effects recorded in the accounting, reflected in the EBITDA of US$1,183 million — should have their effects annulled as they are non-recurring events and do not represent the regular business of the Company. These adjustments lead to the determination of what Management calls “adjusted EBITDA”.

These adjustments are called “Proforma”. The effects of these adjustments lead to the determination of what is called by Management “Proforma adjusted EBITDA”:

We present below the reconciliation of EBITDA to adjusted EBITDA and the nature of the reconciliation items, with a brief description of the adjustments, in the order in which they are presented:

•        Non-recurring expenses related to labor provision in the amount of USD 12 thousand. Such amounts are not recurring and are not associated with a recurring operation;

•        Non-recurring expenses related to the Allowance for Loan Losses (PCLD) in the amount of US$0.57 million. Such amounts are not recurring and are not associated with a recurring operation;

•        Adjustments referring to previous years, a credit of US$0.01 million. Such amounts are not recurring and are not associated with a recurring operation;

We present below the reconciliation of EBITDA to adjusted EBITDA for the year ended December 31, 2022:

2022
EBITDA	1,183
(+) Non-Recurring Expenses – Provisions	12
(+) Non-Recurring Expenses – PCLD	57
(-) Non-Recurring Expenses – Adjustments	(14)
Total adjusted EBITDA	1,238

Investments in trade marketing in the period totaled BRL 695 thousand, including expenses promoted by the company to meet the constant changes in current environmental and municipal legislation.

Past Offerings

2023A Convertible Note Offering

On February 17, 2023, we closed a private placement (the “2023A Convertible Note Offering”) of a convertible note (the “2023A Convertible Note”) to an accredited investor pursuant to Rule 506 of Regulation D of the Securities Act. The 2023A Convertible Note has an annual rate of return of six and one-half percent (6.5%) per annum, payable as a Payment-in-Kind in the Company’s common stock valued, at a price equal to sixty five percent (65%) of the per share price of securities sold in this offering, at the Maturity Date of the 2023A Convertible Note.

The 2023A Convertible Note shall mature nine (9) months from the closing date of the 2023A Convertible Note Offering (the “Maturity Date”). The outstanding principal balance of the 2023A Convertible Note and all accrued interest shall automatically convert into common stock of the Company immediately prior to the Company’s receipt of an effective order from the SEC declaring the registration statement of its initial public offering effective.

As of February 17, 2023, $100,000 of the 2023A Convertible Note have been sold. No offers are being taken as a result of the filing of this registration statement.

2023B Convertible Note Offering

On August 4, 2023, we closed a private placement (the “2023B Convertible Note Offering”) of a convertible note (the “2023B Convertible Note”) to an accredited investor pursuant to Rule 506 of Regulation D of the Securities Act. The 2023B Convertible Note has an annual rate of return of twelve and one-half percent (12.5%) per annum, payable as a Payment-in-Kind in the Company’s common stock valued, at a price equal to sixty five percent (65%) of the per share price of securities sold in this offering, at the Maturity Date of the 2023B Convertible Note.

The 2023B Convertible Note shall mature nine (9) months from the closing date of the 2023B Convertible Note Offering (the “Maturity Date”). The outstanding principal balance of the 2023B Convertible Note and all accrued interest shall automatically convert into common stock of the Company immediately prior to the Company’s receipt of an effective order from the SEC declaring the registration statement of its initial public offering effective.

As of August 4, 2023, $150,000 of the 2023B Convertible Note have been sold. No offers are being taken as a result of the filing of this registration statement.

2023C Convertible Note Offering

On October 13, 2023, we closed a private placement (the “2023C Convertible Note Offering”) of a convertible note (the “2023C Convertible Note”) to an accredited investor pursuant to Rule 506 of Regulation D of the Securities Act. The 2023C Convertible Note has an annual rate of return of twelve and one-half percent (12.5%) per annum, payable as a Payment-in-Kind in the Company’s common stock valued, at a price equal to sixty five percent (65%) of the per share price of securities sold in this offering, at the Maturity Date of the 2023C Convertible Note.

The 2023C Convertible Note shall mature nine (9) months from the closing date of the 2023C Convertible Note Offering (the “Maturity Date”). The outstanding principal balance of the 2023C Convertible Note and all accrued interest shall automatically convert into common stock of the Company immediately prior to the Company’s receipt of an effective order from the SEC declaring the registration statement of its initial public offering effective.

As of October 13, 2023, $43,200 of the 2023C Convertible Note have been sold. No offers are being taken as a result of the filing of this registration statement.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

The reporting currency for our consolidated financial statements is the US dollar. However, during the fiscal year ended December 31, 2022 we generated 100% of our revenue in Brazil and therefore the Brazilian real is our functional currency.

As a result, we have been impacted by changes in exchange rates and may be impacted materially for the foreseeable future. For example, if the US dollar strengthens it would have a negative impact on our Brazilian operating results upon translation of those results into US dollars for the purposes of consolidation. The exchange rate of the Brazilian real against the US dollar is currently near a multi-year high.

To the extent the ratio between our revenue generated in Brazilian reais increases as compared to our expenses generated in Brazilian reais, we expect that our results of operations will be further impacted by changes in exchange rates. We do not currently hedge foreign currency fluctuations. However, in the future, in an effort to mitigate losses associated with these risks, we may at times enter into derivative financial instruments, although we have not historically done so. These may take the form of forward sales contracts and option contracts. We do not, and do not intend to, engage in the practice of trading derivative securities for profit.

Interest Rate Risk

We are exposed to market risk from changes in interest rates on our debt. We manage our interest rate risk through normal operating and financing activities and, when determined appropriate, through the use of derivative financial instruments.

Inflation

Inflationary factors such as increases COGS and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative costs as a percentage of revenue if our prices do not increase with these increases.

BUSINESS

Overview

BRB Foods Inc. (the “Company” or “BRBF”) is a producer, manufacturer and distributor of dry food products under name brands licensed from companies such as Unilever. Our company specializes in the entire process of acquiring, producing, processing, manufacturing and packaging high-quality dry food products that are distributed to and marketed at major retailers and food service establishments throughout Brazil. We employ sales personnel who prepare retail displays at the physical locations of products’ sales. For the six months ended we generated net revenue of approximately $8.5 million. We generated net revenue of approximately $3.4 million and $14.6 million during the fiscal years ended December 30, 2021 and 2022, respectively.

Our product portfolio includes a wide range of dry food products such as pasta, rice, beans, corn, cassava, potato, snacks, and other dry food items that are produced under strict quality guidelines and procedures. Our most popular brand products include Knorr, Arisco, Maizena and Mãe Terra. We also offer a variety of packaging options, including custom packaging solutions, to meet the specific needs of our clients.

We are committed to sustainability and responsible sourcing. We work with local farmers and suppliers to ensure that our raw materials are ethically sourced and sustainably produced. Our production processes are designed to minimize waste and reduce our environmental impact. Since the beginning of activities, in 2020, we have always been very clear that the entire approval process would be based on the pillars of the ESG philosophy, focusing on food safety, quality associated with excellence and tradition of brands and work safety, in addition to strict respect for the environment and good market practices with the quality area.

We work closely with our clients to ensure that their specific needs and requirements are met, and we strive to provide them with the highest level of customer service and product quality. Our state-of-the-art facilities utilize the latest technology to ensure that our products meet the highest standards of food safety and quality control. Our team of experienced professionals is dedicated to providing our clients with exceptional service and high-quality products that meet their specific needs. We are proud to partner with name brand food companies such as Unilever.

Our Operations

Our products are cultivated, selected and prepared within the highest rigor and operational standards, and carefully selected from the origin to their packaging, within the planting, harvesting and processing practices. Considering the sales process as a central element, the product is packaged and distributed seeking to dialogue with the consumer, from clear and direct packaging describing the quality and benefits involved in that product to perfect traceability from the package on the shelf to the arrival of the purchase of feedstock.

All of our assets and operational subsidiaries are located in Brazil, consequently it may be more difficult to enforce liabilities, rulings and judgments on our subsidiaries located in Brazil. See “Risk Factors — Risks Related to Doing Business in Brazil — Enforcement risks related to civil liabilities due to our subsidiaries and our officer and directors being located in Brazil.” on page 29 of this prospectus for more information.

•        We identify opportunities, anticipate trends and propose a product portfolio to our customers

•        From a matrix of products, we develop and certify suppliers — whether in accordance with our strict quality and standards, or customized to the specific requirements of each client

•        We develop packaging and visual communication materials.

•        We register our products in the main supermarket chains and sell them.

•        We deliver our products through our own logistics division, with vehicles continuously monitored and tracked.

•        Through our own SAC (Aftersales Customer Service), we guarantee the satisfaction of our end customers.

We work in a B2B2C model, which means Business-to-Business-to-Consumer, in which sales are made directly to the consumer, but the sale is facilitated by the retailer (supermarkets, wholesalers and retailers), so that the business model includes the entire commercial chain, benefiting all parties. In practice, the Company buys from the producer, sends it to the factory, which performs the raw material quality testing and packaging, and then it is sent to the distribution partner.

For example, in the case of Knorr beans, the Company buys the raw material (e.g., foods) and manages the processing at the factory, in order to ensure the quality of the beans. Then, the product goes through packaging with the customer’s visual identity that is licensed to BR Brands. BR Brands then sells directly to wholesalers. Wholesale customers include GPA, Carrefour and Sendas. Although our selling process ends with the wholesaler, the company has a strong final sales team to increase B2C sales (i.e., sales from the wholesaler to the consumer) and thereby increase the quality of customer experience and reduce the time interval until the next wholesaler order.

To ensure a smooth and efficient process, we have two essential pillars: a qualified team and business intelligence. Decisions are worked out based on analysis and continuously updated numbers. In the case of beans, to give you an idea, we monitor, in real time, the price of beans, inventory levels, average price, factory costs, in order to have sufficient subsidies to allow strategic decisions based on data and intelligence, always looking for the greatest possible efficiency with technology and sustainability. This model allows us to be specialized in the management and operation of production, marketing and sales, in a format similar to that of licensing, which allows the client to remain in its core business, product and brand development.

Our quality management flow consists of:

•        Monitoring of standards and quality inspections in production

•        Audit of inventories carried out by suppliers

•        Quality analyses of raw materials and finished products, and competitors’ products, by region

•        Quality analyses of raw materials and finished products, and competitors’ products by region (multi-brand)

Industry

The dry foods manufacturing industry in Brazil and South America is a significant and growing sector of the economy. Brazil is the largest economy in South America and has a well-developed food and beverage industry, including dry foods manufacturing. The industry in this region is primarily focused on producing and exporting dry food products such as grains, cereals, and pasta. Brazil is one of the world’s leading producers and exporters of soybeans, corn, and wheat, which are key ingredients in many dry food products. The country is also a major producer and exporter of rice, another important staple in the dry foods industry. During the pandemic, there was an increase in the habits of cooking, sanitizing food and practicing physical exercises. Throughout 2020, there was a slight increase in the consumption of fruits and vegetables, and a reduction in sweets, fast food, fried foods and processed foods.

The dry foods manufacturing industry in Brazil and South America is characterized by a mix of small and large producers, with many companies operating in the middle market. While large multinational companies such as Nestle and Unilever have a presence in the region, there are also many local and regional players that cater to the unique tastes and preferences of consumers in the area.

With a focus on cash-and-carry in the metropolitan region of São Paulo, and with just one brand (Knorr) and types of beans (pinto bean, black and black-eyed beans), BRB Foods reached fourth place in the State of São Paulo, ahead of consolidated brands, and we reached first place among the major cash-and-carry brands. Currently, the State of São Paulo represents 23% of national bean sales. This puts us at almost 1% of the national market, despite operating locally and with much less operational history than our major competitors.

Source: meuvarejo360.com.br

One of the key challenges facing the industry in South America is the need to maintain competitiveness in an increasingly global market. While the region has many advantages, such as abundant natural resources and a favorable climate, there are also challenges such as high production costs and infrastructure limitations. To address these challenges, companies in the industry are investing in technology and innovation to increase efficiency and reduce costs. Additionally, there is a growing focus on sustainable and responsible production practices, with many companies working to reduce their environmental impact and improve the welfare of their employees and local communities.

Overall, the dry foods manufacturing industry in Brazil and South America is a vibrant and dynamic sector that we believe poised for continued growth and success in the years to come.

Growth Strategies

Innovation, focus on the customer, sustainability and absolute quality are the essential elements that we intend to increasingly strengthen in 2023, seeking the national distribution of products previously regionalized or pulverized, and a standardization of the quality and prestige of the brands with which we operate. The Company aims a different sales strategy, unlike other companies in the industry. Our main focus is on the sell-out, which is an industry specific term that refers to actions taken at the physical location where the product is sold. Such sell-out actions are intended to promote more efficient product visibility for consumers, thereby, increasing final sales.

We will work, in 2023, with a series of new products from different brands such as beans, rice, cassava, corn, potato and pasta products, with our brands Maizena; Knorr; Arisco; and Mãe Terra; in addition to the products already launched under the Knorr brand and with Mãe Terra.

We have a responsibility to deliver convenient, innovative and reliable products that respond to the needs of each consumer and respect the cultures of the country. In addition, we are a vertically operated company and must ensure good use of assets, have cohesion in our values and practices, maintain win-win relationships in the value chain and cultivate leaders capable of adequately guiding the business.

Our strategic direction is based on strengthening as a national food company and expanding our international operations, through profitable growth, through the expansion of operational efficiency with optimization in the use of natural resources, reduction in the use of packaging and product development focused on nutrition. We expect this expansion to take place through the following pillars:

•        Current business growth through geographic diversification. To this end, we intend to pay particular attention to our portfolio, product mix and distribution channels, taking advantage of the existing logistics network, with a focus on agile processes.

•        Entry into new planning categories that may occur organically or inorganically, focusing on products that have synergy with our current business. Entry into new categories will be focused on expanding the Company’s portfolio, with brands and products with greater added value, increasing current margins.

To sustain our growth strategy, we will rely on a business model and commercial strategy based on consistent investments in marketing, assertive pricing models, use of technology and new methodologies to meet market trends. Innovation will be also an important pillar of the strategy such as the implementation of our new ERP (enterprise resource planning) system, SAP Business One, for all sectors of the company. The system was successfully implemented at the end of the first quarter of 2023.

The Company relies on the involvement of all areas of its business in the growth strategy and vision. The future foresees consolidation as a large national and international food company, with diversified operations, sustainable growth and respect for origins. Our strategic planning is based on the following pillars:

•        Strong performance in large consumer markets: the Company has a wide presence in the state of São Paulo, the largest consumer market in Latin America, with excellent long-term relationships with large retailers and supermarkets and is present in more than 2,500 points of sale.

•        Renowned brands: traditional and recognized brands, built over decades — a characteristic widely considered by consumers in their purchases, with 4 brands and 6 product families.

•        Excellent operational and financial management: Other than third-party operation centers, the Company has its own factory and warehouse, duly equipped, with balance sheets audited since 2020 and excellence in operational control.

•        Significant growth: relevant sales growth since 2020, through gains in market share and entry into new markets, with the implementation of measures to improve operating results. All this in a segment with high growth potential (convenience foods) for the coming years.

Intellectual Property

The Company does not directly own any intellectual property. If, in the future, the Company decides to develop proprietary intellectual property, we may have to obtain registrations with the Brazilian Trademark and Patents Office (INPI) to enforce the ownership of our rights. The registration process with INPI can be very time-inefficient and may be subject to challenges from third parties.

However, we have license agreements with Unilever to market our products under brands owned by Unilever in Brazil (namely Arisco, Knorr, Maizena and Mãe Terra). These agreements will also have to be registered with INPI in order to be enforceable before third parties. However, we have the rights to use the brands, regardless of whether these registrations are implemented or not, as they already are enforceable between the parties (Unilever and us).

Employees

As of September 30, 2023, we had approximately 42 employees of which 26 employees were located in our headquarters in São Paulo, Brazil, and 16 employees were located at our integrated distribution center located in in Sao Paulo, Brazil. We believe we have strong employee and labor relations domestically, and historically have not experienced work stoppages that materially adversely affected our operations.

We strive to foster an inclusive and diverse culture of high performance and accountability, characterized by colleague engagement and open communication, and we view our human capital-related initiatives as an ongoing priority. Such initiatives include (i) implementing a robust talent acquisition approach, including through competitive pay and benefits, (ii) implementing initiatives to promote diversity and foster a sense of connection and community through our company, including our various affinity groups, (iii) offering an array of learning and development opportunities, including live programs and online courses, and (iv) conducting employee engagement surveys and developing action plans based on the survey outcomes.

Properties

As of July, 2023, we owned or leased a total of approximately 2,408 square meters (approximately 26,000 square feet) of administrative, manufacturing, warehouse and distribution space in Brazil. We currently lease two (2) facilities totaling approximately 2,408 square meters in Brazil. We are required to pay real estate taxes and maintenance costs relating to most of our leased properties.

All our properties are covered by all-risk and liability insurance, in amounts and on terms that we believe are customary for our industry. We believe that these properties, taken as a whole, are generally well-maintained, and are adequate for current and reasonably foreseeable business needs.

All our facilities can only operate under certain permits to be issued by the relevant municipalities and subject to restrictions and requirements set forth by the local fire departments. Moreover, we are subject to inspections by these entities and also by sanitation departments of these locations where our facilities are located.

Government Regulations

Most of our food products are subject to regulation and registration with and labeling requirements provided by the Brazilian Ministry of Agriculture.

Sanitation departments and the Labor Ministry also impose several requirements to be followed by all Brazilian companies engaged in general and food processing in particular; aiming to eliminate, reduce or avoid risks associated with food distribution and consumption. Additionally, these sanitation departments also regulate a rules including, but to limited to, regulating labeling, nutritional composition, food identity and quality which are to be followed by companies engaged in food processing. The performance of these departments is supported by local legal standards and procedures, many of which are harmonized internationally. Regulatory activities cover both finished products and the inputs and procedures used in their production, comprising all stages of the process, from the field crops to the delivery of the products to the consumer.

Environmental Laws and Regulations

According to Brazilian legislation, the construction, installation, expansion and operation of any establishment or activity using environmental resources or that is deemed actually or potentially polluting, as well as those capable of causing any kind of environmental degradation, depend on a prior licensing process. Generally, environmental licensing procedures follow three stages:

•        Preliminary License (Licença Prévia, or “LP”) — it is granted during the preliminary stage of planning the enterprise or activity approving its location, conception and environmental feasibility, and sets forth the basic and conditioning requirements to be met during the subsequent stages of its implementation;

•        Installation License (Licença de Instalação, or “LI”) — it authorizes the setting up of the enterprise or operation according to the specifications of the approved plans, programs and designs, including measures of environmental control and requirements; and,

•        Operation License (Licença de Operação, or “LO”) — it authorizes the operation of the activity or enterprise, after effective compliance with the preliminary licenses and with the environmental control measures and requirements determined for the operation.

•        Environmental licenses are issued for a specific term and must be renewed periodically. The renewal request must be filed within 120 (one hundred and twenty) days before the expiration date, so the respective license remains valid until the environmental authority’s final decision.

In this regard, the Brazilian legislation provides that the absence of environmental licenses to construct, implement, operate, expand or enlarge an enterprise that causes significant environmental impact, subjects the wrongdoers to administrative penalties such as shutdowns, embargos and the payment of fines.

Moreover, environmental licenses typically set forth technical conditions that must be fulfilled by the titleholder in order to maintain the validity of the respective license.

Legal Proceedings

The Company may be subject to litigation in the future under consumer, tax, social security, employment and contracts law, among others.

We are involved in two proceedings initiated by former employees of one of our business partners, in which we are exposed to an aggregate total claimed amount of US$ 15,996 for the two (2) lawsuits, not including court fees, attorneys’ fees, social security charges and a gross-up of income taxation. We believe that the we have been wrongfully associated with these claims and expect that we will not be liable to pay any amounts, although there can be no assurance that the Company is correct in such belief. However, even if the Company is liable to pay to the claimants, we believe we will have recourse rights against their actual employers.

Currently, except for the claims explained above, the Company is not a party to any legal proceedings and the management is unaware of any pending or threatened litigation against the company.

MANAGEMENT

The following table sets forth certain information about our executive officers, key employees and directors as of the date of this Registration Statement. We intend to appoint 3 (three) independent directors prior to the consummation of this offering.

Name	Age	Position	Residence
Bruno Bonifacio*	28	Chief Executive Officer and Director	Brazil
Paulo R. Bonifacio*	58	President	Brazil
Fabio L. Farina	43	Chief Financial Officer and Director	Brazil
Joel A. Gallo**	51	Director	China

____________

*        Mr. Bruno Bonifacio is the son of Mr. Paulo R. Bonifacio.

**      Independent Director.

Mr. Bruno Bonifacio currently serves as our Chief Executive Officer and Director and resides in Brazil. Mr. Bruno Bonifacio has served as our Chief Executive Officer since the Company’s inception in October 2022. Mr. Bruno Bonifacio has served as Supply Chain Director of BR Brands S.A., our 100% owned indirect subsidiary, from September 2022 to July 2023. Mr. Bonifacio was one of the founders of Boni Logística Ltda., our 100% owned indirect subsidiary, in February 2020 and previously served as Director of Operations of Boni Logística Ltda. from May 2021 to September 2022. He previously served as General Manager of McLaren Brazil from October 2017 to May 2021, where he was responsible for the implementation of McLaren Brazil’s automotive operation, gathering relevant experience in importation, sales, aftersales, marketing, team building and business planning.

Mr. Paulo R. Bonifacio currently serves as the President of the Company and resides in Brazil. Mr. Bonifacio has served as our President since the Company’s inception in October 2022. Mr. Bonifacio has served as the President of BR Brands S.A., our 100% owned indirect subsidiary, since its inception in December 2020. Mr. Bonifacio has over six (6) years of experience in the dry foods goods industry. Mr. Bonifacio previously served as Chief Executive Officer of Araxa Metais S.A., a mining company in Brazil, from January 2015 to April 2017. He also founded Bonifacio Logistics and served as CEO from of Bonifacio Logistics from January 1994 to September 2007, where he led the merger with GATX, a railcar leasing and service company, led another merger with Tegma, a Brazilian transport company, and led Tegma until its initial public offering on the Brazilian stock market. Mr. Bonifacio also has past experience in different markets such as importation.

Mr. Fabio L. Farina currently serves as our Chief Financial Officer and a Director and resides in Brazil. Mr. Farina has served as our Chief Financial Officer of the Company since October 2022. Mr. Farina has served as Chief Financial Officer of BR Brands S.A., our 100% owned indirect subsidiary in Brazil, since September 2022. Mr. Farina has over 18 years of experience in the financial sector. Prior to joining BR Brands S.A., from November 2020 until August 2022, Mr. Farina worked providing financial and accounting consulting Services for over 40 Brazilian companies. Mr. Farina was previously Chief Executive Officer at Nova Credeal Industria S.A., a papercraft company in Brazil, from June 2019 to November 2020. Mr. Farina previously served as Chief Financial Officer at Farol Industria S.A., an animal by-products recycling company in Brazil, from May 2017 to June 2019. Mr. Farina worked at companies such as Inbrands S.A. from August 2010 until April 2014 and HIG Capital from April 2014 until December 2015 as a director. Mr. Farina obtained his bachelor’s degree in accounting from UNIESP Centro Universitário Capital - UNICAPITAL, Brazil in 2004.

Mr. Joel A. Gallo currently serves as a Director and resides in China. Mr. Gallo has served as our Director since October, 2023. Mr. Gallo also currently serves as Chief Financial Officer of HD EDU, a technology firm based in Shenzhen, China, and has served in this role since February 2023. Mr. Gallo also currently serves on the board of directors of Hywin Wealth Management Co. Ltd., a subsidiary of Hywin Holdings Ltd. (Nasdaq ticker: HYW). Mr. Gallo also currently serves as a director of International Technical Holdings Corporation. He also currently serves as an independent director nominee of Good Faith Technology. Prior to joining HD EDU, Mr. Gallo served as the Chief Financial Officer of CoinTiger, a cryptocurrency trading platform company, from July 2022 to January 2023. Mr. Gallo served as the Chief Financial Officer of ETAO International Group, a telehealth company, from March 2021 to May 2022. He served as Chief Executive Officer of Columbia China League Business Advisory Co., a professional advisory services company, from November 2019 to February 2021, providing professional advisory services to various companies, including advising Chinese companies on initial public offering issues in the United States. Mr. Gallo served as co-founder and principal of GLS Group LLC from April 2013 to December 2018, and was responsible for providing management consulting services to financial sector firms. From February 1994 to March 2013, Mr. Gallo was a senior executive at Scudder Kemper Investments (Deutsche Bank Asset Management), TLX Trading Networks, Deloitte, Ernst & Young, PricewaterhouseCoopers, EMC. In those roles, Mr. Gallo advised about 100 global financial institutions on strategy, transformation, risk management projects. Mr. Gallo obtained his bachelors degree in management from Binghamton University — State University of New York, in 1993. He obtained a master of arts degree in international relations from Tufts University, in 2008. He obtained a master of public administration degree from Columbia University, in 2018.

Corporate Governance

Director Independence

We expect that more than 50% of the voting power of the common stock of the Company will be held by one shareholder after the closing of this offering; therefore we are deemed a “controlled company” under Nasdaq corporate governance rules. “Controlled” companies are exempt from the requirements to have a board with a majority of independent members and the requirements regarding compensation and nominating committees. However, we do not intend to rely on the “controlled company” exemption. See “Risk Factors — We are a controlled company as defined under Nasdaq Listing Rules, and we are permitted to elect to rely on certain exemptions from corporate governance rules; if we elect to rely on the controlled company exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.”

Our Board has reviewed the independence of our directors based on the Nasdaq listing standards. Based on this review, our Board determined that each of [•], [•] and [•] are independent within the meaning of the Nasdaq rules. In making this determination, our Board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our Board deemed relevant in determining their independence. As required under applicable Nasdaq rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Board Committees

Our Board will establish the following three standing committees: audit committee; compensation committee; and nominating and governance committee. Our board of directors will adopt written charters for each of these committees. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The audit committee is responsible for, among other matters:

•        appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

•        discussing with our independent registered public accounting firm the independence of its members from its management;

•        reviewing with our independent registered public accounting firm the scope and results of their audit;

•        approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•        reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

•        coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

•        establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

•        reviewing and approving related-person transactions.

Our audit committee consists of [•], [•] and [•], with [•] serving as the chairman. Nasdaq rules require us to have one independent audit committee member upon the listing of our common stock, a majority of independent directors within 90 days of the date of this prospectus and all independent audit committee members within one year of the date of this prospectus.

Compensation Committee

The compensation committee is responsible for, among other matters:

•        reviewing key employee compensation goals, policies, plans and programs;

•        reviewing and approving the compensation of our directors and executive officers;

•        reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

•        appointing and overseeing any compensation consultants or advisors.

Our compensation committee consists of [•], [•] and [•], with [•] serving as the chairman.

Nominating and Governance Committee

The purpose of the nominating and governance committee is to assist the board in identifying qualified individuals to become board members, in determining the composition of the board and in monitoring the process to assess board effectiveness. Our nominating committee consists of [•], [•] and [•], with [•] serving as the chairman.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics that applies to our directors, officers and employees. Upon completion of this offering, a copy of this code will be available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

Board Diversity

While we do not currently have a formal diversity policy, it is our expectation that our Nominating and Corporate Governance Committee will adopt a formal diversity policy and plans to comply with the new rule adopted by Nasdaq for board diversity (the “Nasdaq Diversity Rule”), on or before to the date required under the Nasdaq Diversity Rule. The Nasdaq Diversity Rule requires, assuming our shares of common stock are listed on the Nasdaq Capital Market and that we are a smaller reporting company, that we will have at least two directors serving on our board of directors, one of which identifies as female and the second of which identifies as female, underrepresented minority or LGBTQ+, by December 31, 2026, unless our board of directors is comprised of five or less directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, or paid to our chief executive officer and our two most highly-compensated executive officers (other than the chief executive officer) who were serving as executive officers as of December 31, 2022 for services rendered in all capacities to us for the years ended December 31, 2022 and 2021. These three individuals are referred to as our “Named Executive Officers”.

Other than as set forth in the table and described more fully below, during the fiscal years ended December 31, 2022 and 2021, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the Named Executive Officers. The compensation reported in this summary compensation table below is not necessarily indicative of how we will compensate our Named Executive Officers in the future. We expect that we will continue to review, evaluate, and modify our compensation framework as a result of becoming a publicly traded company, and our compensation program could vary significantly from our historical practices in the future.

Name	Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Share- based Awards ($)	Total ($)
Bruno Bonifacio	Chief Executive Officer and Director	2022	96,000		—		96,000
		2021	72,000		—		72,000
Bonifacio, Paulo R.	President	2022	168,000		—		168,000
		2021	120,000		—		120,000
Farina, Fabio L.	Chief Financial Officer and	2022	72,000		—		72,000
	Director	2021	—		—		—

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is engaged for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any misdemeanor involving moral turpitude, willful misconduct or gross negligence, dishonest acts to our detriment, continued failure to satisfactorily perform agreed duties, or material breach of any provisions of the employment agreement. We may also terminate an officer’s employment without cause upon advance written notice.

Each of the executive officers has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any confidential information or trade secrets of ours, our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. Each of the executive officers has also agreed to disclose in confidence to us all inventions, discoveries, concepts and plans which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and to assist us in obtaining and enforcing those patents, copyrights and other legal rights.

Non-Executive Director Compensation

The non-executive members of our board of directors have not received any compensation prior to this offering and no arrangements have been entered into in relating to compensation after this offering. Following this offering, the board of directors will establish a compensation package for the non-executive members of the board of directors.

2023 Equity Incentive Plan

We have reserved a total of 815,000 shares of common stock in our 2023 Equity Incentive Plan (the “Plan”) to fulfill any future grants under the Company’s equity incentive plan or other future grants by the Company to its employees, officer or directors.

As of the date of this prospectus, we have granted to certain director and employees of the Company or its subsidiaries (the “Beneficiaries”) options to acquire up to an aggregate total of 515,000 shares of our common stock. On June 30, 2023, the Company granted 150,000 stock options to Mr. Fabio F. Farina, Chief Financial Officer of the Company.

The options granted to the Beneficiaries were made pursuant to option grant agreements entered into between the Company and each respective Beneficiary (“Option Agreement”). Pursuant to the Option Agreements, an aggregate total of (a) 215,000 options are not exercisable until July 1, 2024; (b) 215,000 options are not exercisable until December 28, 2024; (c) 42,500 options are not exercisable until March 28, 2025; and (d) 42,500 options are not exercisable until June 26, 2025. Consequently, as of the date of this prospectus, none of the options granted by the Company to the Beneficiaries have been exercised and all the options become exercisable after the consummation of this offering.

The purpose of the 2023 Equity Incentive Plan is to establish rules for employees of the Company to acquire our shares, with the aim of: (i) aligning the interests of executives and other employees with those of the Company’s shareholders, in generating results and creating sustainable value, and (ii) reinforcing the long-term orientation of decisions taken by executives. The goal is to create a long-term incentive, based on the concept of a stock option, which consists of granting a right and not an obligation to buy Company common shares at pre-established prices and terms. Under the terms of our 2023 Equity Incentive Plan, if a participant ceases to be a service provider, other than upon the participant’s termination as the result of the participant’s death or disability, the participant may exercise his or her option within such period of time as is specified in the award agreement (but in no event later than the expiration of the term of such option as set forth in the award agreement) to the extent that the option is vested on the date of termination. In the absence of a specified time in the award agreement, the option shall remain exercisable for three months following the participant’s termination. Unless otherwise provided by the administrator, if on the date of termination the participant is not vested as to his or her entire option, the shares covered by the unvested portion of the option will be forfeited and revert to the Plan. If after termination the participant does not exercise the vested portion of his or her option within the time specified by the administrator, the option will terminate, and the shares covered by such option will revert to the Plan.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Unless described below, during the last two fiscal years, there are no transactions or series of similar transactions to which we were a party or will be a party, in which:

•        the amounts involved exceeded or will exceed $120,000; and

•        any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

During our last two fiscal years ended December 31, 2022 and 2021, we entered into related party transactions with some of our directors and officers under certain consultancy services agreement providing for payment of compensation fees to such directors and officers.

Employment Agreements

The company has entered into employment agreements with executive officers. See summaries of such agreements under “Executive Compensation — Employment Agreements”.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of [•], and as adjusted to reflect the sale of common stock being offered in this offering by:

•        each person, or group of affiliated persons, known to us to own beneficially more than 5% of our common stock;

•        each of our current directors;

•        each of our named executive officers; and

•        all of our current directors and executive officers as a group.

The information in the following table has been presented in accordance with the rules of the SEC. Under such rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities. Except as we otherwise indicate below and under applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown. Except as otherwise indicated, each stockholder named in the table is assumed to have sole voting and investment power with respect to the number of shares listed opposite the stockholder’s name.

The calculations of beneficial ownership in this table are based on 12,000,000 shares of common stock outstanding on October 13, 2023.

Names of Beneficial Owners	Shares Beneficially Owned	Percent of Class	Percent of Class after this Offering
5% Beneficial Owners:
Rafael Bonifacio	772,500	6.4%	[•]%
Named Executive Officers and Directors(1):
Paulo R. Bonifacio(2)	8,802,000	73.4%	[•]%
Fabio L. Farina(3)	150,000	1.3%	[•]%
Bruno Bonifacio	772,500	6.4%	[•]%
All of our directors and officers as a group	9,724,500	81.0%	[•]%

____________

(1)      Unless otherwise indicated, the business address of each of the named individuals is Rua Doutor Eduardo de Souza Aranha, 387 — Conjunto 151, Sao Paulo, SP 04543-121, Brazil.

(2)      Mr. Paulo R. Bonifacio is the owner of 8,802,000 shares of our common stock, 599,00 shares of which are owned through Tivix Investments LLC, a Delaware limited liability company, of which Mr. Paulo R. Bonifacio is the sole owner and member. Mr. Paulo R. Bonifacio has the voting, dispositive or investment power over his respective shares owned through Tivix Investments LLC. The address of Tivix Investments LLC is 2255 Glades Road, Suite 122A, Boca Raton, FL 33431.

(3)      Mr. Fabio L. Farina has a Restricted Stock Grant Agreement with the Company of 150,000 shares. An aggregate amount of (a) 37,500 shares are not exercisable before July 01, 2024; (b) 37,500 shares are not exercisable before December 28, 2024; (c) 37,500 shares are not exercisable before March 28, 2025; (d) 37,500 shares are not exercisable before June 26, 2025.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of our capital stock as set forth in our certificate of incorporation and bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of Wyoming law.

General

Our certificate of incorporation authorizes us to issue a total of 30,000,000 shares, par value $0.001 per share.

Common Stock

We are authorized to issue 30,000,000 shares, par value $0.001 per share. As of the date hereof, a total of 12,000,000 shares of our common stock are issued and outstanding, which does not include shares of common stock issuable upon conversion of promissory notes.

Each share of common stock is entitled to one vote on the election of any director or any other matter upon which stockholders are required or permitted to vote. Holders of our common stock do not have cumulative voting rights.

Issuance of additional shares of common stock in the future will reduce proportionate ownership and voting power of each share outstanding. Directors can authorize the issuance of additional shares of common stock without stockholder approval, to the extent authorized.

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock. Holders of our common stock are entitled to receive dividends when and as declared by our board of directors, out of funds legally available. We have not paid cash dividends in the past and do not expect to pay any within the foreseeable future.

Anti-Takeover Issues

Wyoming law does not impose enhanced fiduciary duties on directors in attempted takeover situations. Instead, the “business judgment rule” is applied to the use of antitakeover tactics, which may allow directors to consider the interests of shareholders as just one factor among others.

Cumulative voting is not provided for in our Articles of Incorporation or Bylaws or in the Wyoming Business Corporation Act, which may make it harder for third parties to gain control over the Company. We do not currently have a staggered Board of Directors, and we have not adopted any shareholders’ rights plans, or so-called poison pills.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of this offering. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial conditions subsequent to completion of this offering. The payment of any cash dividends subsequent to this offering will be within the discretion of our board of directors at such time. Further, if we incur any additional indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Transfer Agent and Registrar

Transhare Corporation is the transfer agent and registrar for our common stock. Transhare Corporation’s offices are located at 17755 North US Highway 19, Suite 150, Clearwater, FL 33764.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market for our common stock existed, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock from time to time and could impair our future ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Based upon the [•] shares outstanding as of [•], upon the closing of this offering, we will have outstanding an aggregate of [•] shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. All of the [•] shares sold in this offering by us will be freely tradable without restrictions or further registration under the Securities Act, unless held by our affiliates, as that term is defined under Rule 144 under the Securities Act, or subject to lock-up agreements. The remaining shares of common stock outstanding upon the closing of this offering are restricted securities as defined in Rule 144. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. These remaining shares will generally become available for sale in the public market as follows:

•        no shares will be eligible for sale in the public market on the date of this prospectus; and

•        approximately [•] shares will be eligible for sale in the public market upon expiration of lock-up agreements [•] days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations of Rule 144 and Rule 701.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant.

We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (3) we are current in our Exchange Act reporting at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•        1% of the number of shares of our common stock then outstanding, which will equal approximately [•] shares immediately after the closing of this offering.

•        An amount equal to the average weekly trading volume of shares of our common stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Persons who are not our affiliates and have beneficially owned our restricted shares of common stock for more than one year are not subject to the restrictions above.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is affected in an “offshore transaction” and no “directed selling efforts” are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold in some manner outside the United States without requiring registration in the United States.

Rule 701

In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. None of our shares of our outstanding common stock have been issued in reliance on Rule 701.

Lock-Up Arrangements

In connection with the offering, all of our directors and executive officers and holders of outstanding shares of our common stock then outstanding entered into a lock-up agreement which expires on [•]. Thereafter, these shares can be sold without registration under the Securities Act pursuant to Rule 144 once their one year holding period has expired or prior to such time pursuant to an effective registration statement permitting the resale of such shares.

We have agreed not to, for a period of six (6) months from the closing of this offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our securities without the written consent of the representative of the Underwriters. See “Underwriting”.

UNDERWRITING

EF Hutton, division of Benchmark Investments, LLC is acting as representative of the underwriters of the offering. We have entered into an underwriting agreement (the “underwriting agreement”) with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters have agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite the underwriter’s name in the following table at the initial public offering price per share less underwriting discounts and commissions, as set forth on the cover page of this prospectus.

Underwriter	Number of Shares
EF Hutton, division of Benchmark Investments, LLC	[•]
Total

The underwriters are committed to purchase all of the shares offered by us other than those shares covered by the Over-Allotment Option described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the underwriters an option to purchase from us up to an additional [•] shares of our common stock, solely to cover over-allotments, if any. The shares of our common stock to be purchased pursuant to the Over-Allotment Option will be acquired at the public offering price, less the underwriting discounts and commissions. The underwriters may exercise this option, in whole or in part, for our common stock, any time and from time to time during the 45-day period from the date of this prospectus. If this option is exercised in full, the total price to the public will be $[•] and the total net proceeds before expenses to us will be $[•].

Underwriting Discount, Commissions and Expenses

The following table shows the per share of common stock and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares, assuming an initial public offering price of $[•] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Exercise in Full of Over-Allotment Option
Public offering price	$	$	$
Underwriting discount and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

The Underwriters have advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $[•] per share. After the initial public offering, the public offering price, concession and discount may be changed.

We have also agreed to pay all of the expenses relating to the offering, including, but not limited to, (a) all filing fees and communication expenses relating to the registration of the shares of common stock to be sold in this offering with the Securities and Exchange Commission; (b) all fees and expenses relating to the listing of the shares on the

Nasdaq Capital Market and such other exchanges as the Company and Representative together determine, including any fees charged by DTC; (c) all fees, expenses and disbursements relating to the registration or qualification of the shares under “blue sky” or securities laws. of such states of the United States of America and other jurisdictions designated by the Representative, including the reasonable fees and expenses of the Representative’s blue sky counsel; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the shares under the securities laws of such foreign jurisdictions designated by the Representative; (e) the costs of mailing and printing the underwriting documents (including the Underwriting Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Underwriters, Selected Dealers’ Agreement, Underwriters’ Questionnaire and Power of Attorney), registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the Representative may reasonably deem necessary; (f) transfer and/or stamp taxes, if any, payable upon our transfer of the shares to the Underwriters; (g) the fees and expenses of the Company’s accountants; (h) all filing fees and communication expenses associated with the review of the offering by FINRA; (i) expenses incurred by the Underwriters for any roadshow for the offering up to $20,000; (j) the cost associated with the Representative’s use of Ipreo’s book building, prospectus tracking and compliance software for the offering up to $29,500; (k) the costs associated with bound volumes of the offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000; (l) the fees of counsel to the Underwriters in an amount not to exceed $175,000; (m) fees and expenses of the transfer agent for our common stock; and (n) the costs of preparing, printing and delivering certificates representing the common stock issued in this offering.

We have paid a $25,000 expense advance to the Representative, which shall be applied against actual out-of-pocket-accountable expenses, which will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C). We have agreed to pay to the Representative 1% of the gross proceeds of the offering for non-accountable expenses, payable upon the closing of the offering.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, and including the above-referenced advance to the Representative, will be approximately $_________.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares offered hereby to any accounts over which they have discretionary authority.

Electronic Offer, Sale, and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The Representative may agree to allocate a number of shares of common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Representative’s Warrants

We have agreed to issue to the Representative or its designees at the closing of this offering warrants to purchase the number of common stock equal to 2.0% of the aggregate number of shares sold in this offering. The warrants will be exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six months after the commencement of sales in this offering. The warrants will be exercisable at a per share price equal to 125% of the initial public offering price per share in the offering. The Warrants provide for registration rights (including a one-time demand registration right and piggyback registration rights that expire 5 years after the commencement of sales in the offering) and customary anti-dilution provisions as permitted under FINRA Rule 5110(g)(8).

The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e) of FINRA. The Representative (or permitted assignees under Rule 5110(e) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of this prospectus. The warrants and the common stocks underlying the warrants are being registered as a part of the registration statement of which this prospectus forms a part and will be freely tradable upon the declaration of the effectiveness of such registration statement by the SEC.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or recapitalization, reorganization, merger or consolidation.

Right of First Refusal

We have agreed to grant the underwriters, for the twelve (12) month period following the closing of this offering, a right of first refusal to act as sole investment banker, sole book-runner, and/or sole placement agent, for each and every future public and private equity and debt offering, including all equity-linked offerings during such twelve (12) month period by us, or any successor to or any subsidiary of our company subject to such procedures as agreed upon in the underwriting agreement.

Lock-Up Agreements

We, our officers and directors, and certain of our stockholders have agreed not to, without the prior written consent of the Representative, directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any shares of our common stock (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of shares of our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any of the shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock or any other of our securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for periods of 180 days from the date of this prospectus.

Listing

We intend to apply to have our shares of common stock approved for listing on the Nasdaq Capital Market under the symbol “[•]”.

Determination of Initial Public Offering Price

Before this offering, there has been no public market for shares of our common stock. Accordingly, the initial public offering price will be negotiated between us and the underwriter. Among the factors to be considered in these negotiations are:

•        the information set forth in this prospectus and otherwise available to the underwriter;

•        the prospects for our Company and the industry in which we operate;

•        an assessment of our management;

•        our past and present financial and operating performance;

•        our prospects for future earnings;

•        financial and operating information and market valuations of publicly traded companies engaged in activities similar to ours;

•        the prevailing conditions of United States securities markets at the time of this offering; and

•        other factors deemed relevant.

Neither we nor the underwriter can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Stabilization

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids, and purchases to cover positions created by short sales.

•        Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

•        Over-allotment transactions involve sales by the underwriter of securities in excess of the number of securities the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriter is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriter may close out any short position by exercising their over-allotment option and/or purchasing securities in the open market.

•        Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriter will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriter sells more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

•        Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be affected on the Nasdaq Stock Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriter, and selling group members may engage in passive market making transactions in our securities on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

SELLING RESTRICTIONS

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Federative Republic of Brazil

The shares of our common stock offered hereby may not be offered or sold to the public in Brazil. Accordingly, this prospectus has not been nor will it be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) nor has it been submitted to the foregoing agency for approval. Documents relating to the offer, as well as the information contained therein, may not be supplied to the public in Brazil, as the offering of the global bonds pursuant to this prospectus supplement is not a public offering of securities in Brazil, nor used in connection with any offer for subscription or sale of the shares of our common stock to the public in Brazil.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•        to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•        to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive,

•        provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Robinson & Cole, LLP, Stamford, Connecticut has acted as our counsel in connection with the preparation of this prospectus. [•] has acted as our special counsel in connection with the issuance of an opinion relating to the validity of the securities offered in this prospectus. Lucosky Brookman LLP, has acted as counsel to the underwriters with respect to the laws of the United States of America and the laws of the State of New York with respect to the offering.

EXPERTS

Our audited consolidated financial statements as of December 31, 2022 and 2021 have been included in this prospectus in reliance upon the report of Russell Bedford GM Auditores Independentes S/S, an independent registered public accounting firm, appearing elsewhere herein, given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement., The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement, or other document are summaries of all material information about the documents summarized but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, and other information are available for inspection and copying at the website of the SEC referred to above. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We maintain a corporate website at www.brbf.com.br. Information contained in, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations.

BRB FOODS LTD.
Index to Consolidated Financial Statements

BRB FOODS LTD.
Balance sheets as of June 30, 2023 (unaudited)
and December 31, 2022

	June, 2023	December 31, 2022	Change
			$	%
ASSETS
Current assets:
Cash and cash equivalents	$402,726	$114,303	$288,423	252%
Accounts receivable	782,547	3,422,702	(2,640,155)	(77)%
Inventory	985,373	470,071	515,302	110%
Taxes recoverable	92,619	85,519	7,100	8%
Deposits and advances	748,898	700,083	48,815	7%
Total current assets	3,012,164	4,792,678	(1,780,514)	(37)%
Property and equipment, net	102,055	79,096	22,959	29%
Intangible assets, net	999,336	165,796	833,540	503%
Equity investments	0	0	0	100%
Total assets	$4,113,555	$5,037,570	$(924,015)	(18)%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$2,768,756	$750,672	$2,018,084	269%
Loans	1,761,720	2,851,927	(1,090,207)	(38)%
Total current liabilities	4,530,475	3,602,599	927,876	26%
Non-Current liabilities:
Accounts payable and accrued expenses	446,301
Loans	957,927	177,281	780,646	440%
Total liabilities	5,934,703	3,779,880	2,154,823	57%

Stockholders’ Equity:
Common stock, $0.001 par value. 30,000,000 shares authorized as of March 31, 2023 and December 31, 2022, respectively; 12,000,000 shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively	1,012,492	1,008,590	3,902	0%

Additional paid-in capital
Accumulated deficit	(2,833,641)	249,100	(3,082,741)	(1238)%
Total stockholders’ equity	(1,821,148)	1,257,690	(3,078,838)	(245)%
Total stockholders’ equity	(1,821,148)	1,257,690	(3,078,838)	(245)%
Total liabilities and stockholders’ equity	$4,113,555	$5,037,570	$(924,015)	(18)%

BRB FOODS LTD.
Income statement
for the six month periods ended June 30, 2023 (unaudited)
and June 30, 2022 (unaudited)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2023	2022	$	%	2023	2022	$	%
Revenue (net)	$3,604,372	$4,713,499	(1,109,127)	(24)%	$8,536,742	$6,801,409	1,735,334	26%
Cost of revenue
Cost of goods sold	4,338,733	3,810,848	527,886	14%	8,114,300	5,397,863	2,716,437	50%
Freight	440,472	312,766	127,706	41%	757,335	511,347	245,989	48%
Total cost of revenue	4,779,206	4,123,614	655,592	16%	8,871,635	5,909,210	2,962,426	50%
Gross profit (loss)	(1,174,834)	589,886	(1,764,719)	(299)%	(334,893)	892,199	(1,227,092)	(138)%
Operating expenses
Selling, general and administrative	848,355	267,775	580,580	217%	1,787,612	555,982	1,231,629	222%
Royalties	83,792	0	83,792	100%	428,609	0	428,609	100%
Total operating expenses	932,146	267,775	664,371	248%	2,216,221	555,982	1,660,238	299%
Income (loss) from operations	(2,106,980)	322,111	(2,429,091)	(754)%	(2,551,114)	336,216	(2,887,330)	(859)%
Interest expenses	255,220	234,042	21,178	9%	515,895	297,785	218,110	73%
Other financial expenses (revenue)	(8,844)	20,968	(29,812)	(142)%	(2,793)	20,968	(23,761)	(113)%
Income (loss) before income tax	(2,353,356)	88,069	(2,441,425)	2772%	(3,064,215)	17,464	(3,081,679)	17646%
Provision for income taxes	0	3,364	(3364)	(100)%	0	3,364	(3,364)	(100)%
Net income (loss)	$(2,353,356)	$84,705	(2,438,061)	2878%	$(3,064,215)	$14,100	(3,078,315)	21833%
Net income (loss) per share	$(0.20)	$0.01			$(0.26)	$0.001

BRB FOODS LTD.
Statement of changes to shareholders’ equity
for the six month periods ended June 30, 2023 (unaudited)
and June 30, 2022 (unaudited)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Common Stock	Total Stockholders Equity
2/26/2020 Capital	31,786				31,786
12/31/2020 Retained Earnings			12,108		12,108
12/31/2020 BALANCE	31,786	0	12,108	0	43,894

2/2/2021 Capital	5,568				5,568
8/31/2021 Capital	4,861				4,861
12/31/2021 Retained Earnings			(166,845)		(166,845)
12/31/2021 Adjustment			(6,590)		(6,590)
12/31/2021 BALANCE	42,215	0	(161,327)	0	(119,112)

4/11/2022 Capital	522,858				522,858
6/30/2022 Capital	3,589				3,589
12/22/2022 Capital	439,928				439,928
12/31/2022 Retained Earnings			405,191		405,191
12/31/2022 CTA			5,236		5,236
12/31/2022 BALANCE	1,008,590	0	249,100	0	1,257,690

1/2/2023 Capital	3,902				3,902
1/2/2023 Adjustment			(5,236)		(5,236)
3/31/2023 Retained Earnings			(710,860)		(710,860)
3/31/2023 CTA			(184,606)		(184,606)
3/31/2023 BALANCE	1,012,492	0	(651,602)	0	360,890

6/30/2023 Retained Earnings			(2,353,356)		(2,353,356)
6/30/2023 CTA			171,317		171,317
6/30/2023 BALANCE	1,012,492	0	(2,833,641)	0	(1,821,148)

BRB FOODS LTD.
Comprehensive income statement
for the six month periods ended June 30, 2023 (unaudited)
and June 30, 2022 (unaudited)

Statement of Comprehensive Income

	Six months ended June 30th
	2023	2022
Sales	8,536,742	6,801,409
(-) Cost of goods Sold	(8,871,635)	(5,909,210)
(=) Gross Proft	(334,893)	892,199

(-) Operating expenses	(2,729,322)	(874,735)
Salaries	(125,051)	(58,540)
Interest Expenses	(513,102)	(318,753)
Other Operating Expenses	(2,091,170)	(497,442)

(=) Income from continuing operations before income taxes	(3,064,215)	17,464
(-) Income Taxes		(3,364)
(=) income from continuing operations	(3,064,215)	14,100
(=) Comprehensive Income	(3,064,215)	14,100

BRB FOODS LTD.
Statement of cash flows
for the THREE AND six months ended June 30, 2023 (unaudited)
and June 30, 2022 (unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Cash flows from operating activities of continuing operations:
Net profit (loss)	$(2,353,355)	$65,533	$(3,064,215)	$14,100
Depreciation and amortization	100,282	16,677	229,077	21,190
Changes in operating assets and liabilities:
Accounts receivable	1,761,995	(1,459,590)	2,640,155	(3,323,759)
Taxes recoverable	(4,790)	(21,819)	353,589	(35,105)
Deposits and advances	(773,979)	314,445	(515,303)	64,994
Other credits	47,374	(14,658)	(409,505)	(127,519)
Accounts payable and accrued expenses	1,952,435	(230,474)	1,827,529	309,878
Deferred consideration from royalties sold
Other noncurrent liabilities
Net cash provided (used) by operating activities	729,962	(1,329,887)	1,061,328	(3,076,222)

Cash flows from investing activities:
Acquisition of permanent assets	(502,602)	(15,620)	(526,213)	(14,402)
Increase in intangible assets	46,287	(77,854)	(559,247)	(77,854)
Capital Increase		27,847	(14,739)	0
Net cash used in investing activities	(456,315)	(65,627)	(1,085,460)	(92,256)

Cash flows from financing activities:
Loan	449,243	1,414,399	327,294	2,603,569
Lease	(613,990)		0	4,427
Net cash provided by financing activities	(164,747)	1,414,399	327,294	2,607,996

Effect of exchange rates on cash and cash equivalents	171,201	0	(14,739)	545,190
Net increase (decrease) in cash and cash equivalents	280,101	18,884	288,423	(15,292)
Cash and cash equivalents at beginning of period	122,625	20,829	114,303	55,005
Cash and cash equivalents at end of period	$402,726	$39,713	$402,726	$39,713

BRB FOODS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS

Organization and Description of Business

BRB Foods Ltd. is a corporation with its headquarters office in the State of Delaware located at 8 The Green, Ste R, in the City of Dover County of kent, and currently owns 100% of the membership interests of Thamuz LLC, a limited liability company organized in the State of Delaware and with its headquarters office in at 8 The Green, Ste R, in the Dover, DE _______ which, in turn, owns 100% of issued shares of the companies BR Brands S.A and Boni Logistica Ltda, both headquartered at Rua Dr. Eduardo de Souza Aranha, n° 387 — Conjunto 151B, in the capital of the State of Sao Paulo in Brazil. BR Brands S.A and Boni Logistica Ltda started their activities in 2020, through brands with strong recognition through brands with strong recognition and leadership in the markets where it operates.

BR Brands S.A and Boni Logistica Ltda were incorporated in Brazil by members of the Bonifácio family in 2020 who subsequently in 2022 conferred their equity in these entities to Thamuz LLC on November __ 2022, on which date Thamuz LLC became the sole shareholder of BR Brands S.A and Boni Logistica Ltda. BRB Foods Ltd. Thamuz LLC was organized as a limited liability company in the State of Delaware on October 13, 2022, and afterwards the then shareholders of Thamuz LLC (i.e., the members of the Bonifácio family who founded BR Brands S.A and Boni Logistica Ltda), contributed their ownership interests in Thamuz LLC into the capital of the Company. As a result of this corporate restructuring: (i) Mr. Paulo R. Bonifacio contributed to the Capital of the Company, according to their services and vesting agreement. Mr. Paulo R. Bonifacio is (and shall be after the offer) owner of record and beneficial owner of the majority of the shares of the Company and therefore is a controlling shareholder; (ii) the Company directly owns 100% of Thamuz LLC; and (iii) Thamuz LLC directly owns 100% of each of BR Brands S.A and the Boni Logistica Ltda.

The Company operates in the food segment, supplying high quality products to retailers and wholesalers, operating in the South, Southeast and Midwest regions.

We entered into a strategic partnership with Unilever — one of the largest suppliers of food and personal care products in the world, for the licensing of the brands Knorr, Arisco, Maizena and Mae terra.

We are an operating company incorporated under the law of the State of Delaware, USA law and conduct business through our operating subsidiaries. The structure of the group follows:

Company	Activities	Country	Units	Participation	Percentage
BRB Foods Ltd.	Holding	United States of America	1	—	100%
Thamuz LLC	Holding	United States of America	1	Direct	100%
BR Brands S.A.	Industrialization and sale of grains (mainly rice and beans), pasta, flour, among other products	Brazil	4	Indirect	100%
Boni Logística Ltda.	Distribution centers, transports and logistics solutions.	Brazil	1	Indirect	100%

BRB Foods Ltd. incorporated on October 13, 2022, headquartered in Dover, Delaware in the United States of America, is a holding company whose subsidiaries are BR Brands S.A. founded on December 1, 2020 and Boni Logística Ltda. founded on February 26, 2020, both located in São Paulo in Brazil. The pro-forma consolidated financial statements are intended to provide information for comparative purposes and result from the aggregation of the individual financial statements of its subsidiaries.

BRB FOODS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The main accounting policies adopted by the Companies in these financial statements are described below. These policies have been consistently applied in the Years and quarters presented, unless otherwise indicated.

Statement of compliance

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and are presented pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

The issuance of these financial statements was authorized by Management on September 15, 2023.

All information relevant to the financial statements, and only such information, is evidenced herein and corresponds to the information used by Management in its activities.

Measurement basis

The financial statements were prepared based on historical cost basis, except for derivative and non-derivative financial instruments measured by the fair value through profit or loss.

Functional Currency

In line with our review of the operations and business of companies in Brazil, mainly related to the elements to determine its functional currency, the Management concluded that the Brazilian real is its functional currency. This conclusion is based on the review of the following indicators:

•        Currency that most influences prices of goods and services in Brazil;

•        Currency of the country, which competitive powers and regulations most influence the determination of the selling price of its products and services;

•        Currency that most influences material and other costs to supply products or services;

•        Currency through which the proceeds of financial activities are substantially obtained; and

•        Currency in which amounts received from operating activities are normally accumulated.

The amounts in US Dollars (USD) presented in the financial statements of the companies are measured translate from BRL (as the functional currency which is the currency that best reflects the economic environment in which the Company is included and the way it is managed).

Transactions in foreign currency

Transactions in foreign currency are converted to the relevant functional currency of the company at the exchange rates on the dates of the transactions.

Monetary assets and liabilities denominated and calculated in foreign currencies on the reporting date of the statement of financial position are reconverted to the functional currency at the exchange rate determined on that date. Non-monetary assets and liabilities which are measured at fair value in foreign currency are reconverted to the functional currency at the exchange rate on the calculation date of the fair value. Differences of foreign currencies resulting from reconversion are generally recognized in the statement of profit or loss. Non- monetary items that are measured on a historical cost basis in foreign currency are not converted.

BRB FOODS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial statements presentation currency

The financial statements are presented in Reais, by converting US dollars into reais, through the following criteria:

•        Assets and liabilities by the exchange rate of the quarter;

•        Statement of profit or loss, of comprehensive and of cash flows by monthly average rates; and

•        Equity, at the historical amount of composition.

•        Exchange rate variations from the conversion of the abovementioned accounts are recognized in a specific account of equity under the name “Equity valuation adjustments”.

The statements of financial position as of March 31, 2023 and December 31, 2022, and the statements of profit or loss for the fiscal years ended on such dates in functional currency (reais) translated to presentation currency (US dollars)

Use of Estimates

In preparing the financial statements in accordance with accounting policies adopted in Brazil, Management is required to make estimates and assumptions that could affect the values of the assets and liabilities presented on the reporting dates, as well as the amounts of revenues, costs and expenses of the fiscal years presented. Although these estimates are based on the best knowledge available to Management regarding present and future events, actual results may differ from those estimates.

Estimates and assumptions are reviewed on an ongoing basis. The estimates reviews are recognized on a prospective basis.

Information about uncertainties on premises and estimates with a significant risk of resulting in material adjustment as of December 31, 2022 is included in the following notes:

Note — Impairment losses on trade receivables;

Note — Provision for adjustment to inventories realization value;

Note — Provisions for legal proceedings and provision for credits and incentives to be granted.

Main Accounting Practices

Classifications of current and non-current items

In the balance sheet, assets and obligations falling due or expected to be realized within the next year are classified as current items and those maturing or expected to be realized later are classified as non-current items.

Offsets between accounts

As a general rule, in financial statements, neither assets and liabilities, or revenues and expenses are offset against each other, except when offsetting is required or permitted by ASC 210-20-45-1 accounting pronouncement or standard and this offsetting reflects the substance of the transaction.

Functional currency and presentation currency

In line with our review of the operations and business of companies in Brazil, mainly related to the elements to determine its functional currency, the Management concluded that BRL is its functional currency. This conclusion is based on the review of the following indicators:

•        Currency that most influences prices of goods and services in Brazil;

•        Currency of the country, which competitive powers and regulations most influence the determination of the selling price of its products and services;

BRB FOODS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Currency that most influences material and other costs to supply products or services;

•        Currency through which the proceeds of financial activities are substantially obtained; and

•        Currency in which amounts received from operating activities are normally accumulated.

The amounts in US Dollar (USD) presented in the financial statements of the Companies are measured translate from BRL (as the functional currency which is the currency that best reflects the economic environment in which the Company is included and the way it is managed).

NOTE 3 — COMPOSITION OF CERTAIN FINANCIAL STATEMENT ITEMS

Cash and Cash Equivalents

Financial investments are substantially represented by fixed income investment funds with remuneration close to the Interbank Deposit Certificate (CDI) and can be redeemed at any time without prejudice to the appropriate remuneration.

	June 30, 2023	December 31, 2022	Change
			$	%
Banks transaction account	402,726	114,303	288,423	252%
	402,726	114,303	288,423	252%

Account Receivable

			Change
	June 30, 2023	December 31, 2022	$	%
Due Accounts Receivable	565,537	3,422,702	(2,857,165)	(83)%
Late Accounts Receivable	278,475	58,305	220,170	378%
PCLD	(61,465)	(58,305)	(3,160)	5%
	782,547	3,422,702	(2,640,155)	(77)%

The amounts above contemplates the sale and delivery of beans to customers at the end of each period, the settlement of which usually occurs within the contractual terms established by each customer, or full settlement. Part of the receivables comprises guarantees for credit operations with FIDCs.

The sales policies for customers are subordinated to the credit policies established by its management and are aimed at minimizing any problems resulting from default by its customers. The amounts that make up the balance of accounts receivable do not have amounts considered significant overdue, most of which are composed of bills with expected maturity in a period of one to three months.

The expected credit loss was constituted by Management based on default in the realization of credits. For the estimate of loss, we are considering as a criterion the percentage of 50% of balances overdue for more than 180 days on the balance sheet closing date.

Inventories

	June 30, 2023	December 31, 2022	Change
			$	%
Inventories	985,373	395,829	589,544	149%
Inventories in possession of third parties	—	—	—	0%
Packaging in possession of third parties	—	74,242	(74,242)	(100)%
	985,373	470,071	515,302	110%

BRB FOODS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — COMPOSITION OF CERTAIN FINANCIAL STATEMENT ITEMS (cont.)

Other Credits

	June 30, 2023	December 31, 2022	Change
			$	%
Credits to partners	—	49,909	(49,909)	(100)%
Advance to suppliers	748,898	642,697	106,201	17%
Recoverable taxes	92,619	85,519	7,100	8%
Other credits	—	7,477	(7,477)	(100)%
	841,517	785,602	55,915	7%

Property, Plant and Equipment

	June 30, 2023	December 31, 2022	Change
			$	%
Furniture and Fixtures (net)	41,968	9,088	32,880	362%
Computers and Peripherals (net)	9,887	11,859	(1,972)	(17)%
Vehicles (net)	48,085	53,936	(5,851)	(11)%
Improvements in third party properties	2,116	4,213	(2,097)	(50)%
	102,055	79,096	22,959	29%

Property, plant, and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditures that are directly attributable to the purchase of the items and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Assets are depreciated to their residual values.

Intangible Assets

	June 30, 2023	December 31, 2022	Change
			$	%
SAP	44,367	26,083	18,284	70%
New products	41,406	7,309	34,098	467%
TMI	410,278	132,404	277,874	210%
Lease	503,285	—	503,285	100%
	999,336	165,796	833,541	503%

Intangible assets comprise rights that have as object intangible assets intended for the maintenance of the entity or exercised for this purpose.

Intangible assets are acquired, measured, and presented at acquisition or formation cost less accumulated amortization. The useful life of the intangible asset is evaluated as defined according to annual amortization rates that take into account the evaluation made by Management of the technical, technological and commercial aspects:

Project	Categories	Useful life
SAP B1(*)	Software	Up to 5 years
Grocery(**)	Commercial	Up to 5 years
Operational(**)	Commercial	Up to 5 years
Mercury(***)	Preoperational	Up to 5 years

____________

(*)      We are implementing the SAP Business One (ERP) platform, a financial planning and control system with enterprise resources that will help us record all transactional data used in our Brazilian operations. Expenditure on software maintenance is recognized as an expense as incurred.

(**)    Right to supply products to a specific customer and the customer’s commitment to purchase our products with certain commercial conditions.

(***)  Pre-operational expenses for opening companies, with consultants and lawyers.

BRB FOODS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — COMPOSITION OF CERTAIN FINANCIAL STATEMENT ITEMS (cont.)

Amortization

Intangible assets with defined useful lives are amortized on the straight-line basis over their estimated useful lives. Licenses and supply and distribution rights are amortized over the period in which the rights exist, which generally vary from 5 years based on the term of the contracts. Amortization of intangible assets with finite lives is recognized in the statement of income in the expense category consistent with the use of the intangible asset.

Accounts Payable

	Current		Non-Current		Total
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Domestic supplier	2,417,511	694,031		—	2,417,511	694,031
Lease	178,703	—	430,758	—
Labor Obligations	73,557	24,425		—	73,557	24,425
Taxes	98,984	32,216	15,542	—	114,527	32,216
TOTAL	2,768,756	750,672	446,301	—	2,605,595	750,672

These are obligations related to the purchase of raw materials, inputs and contracting of service providers for short-term payments.

Loans

	Current		Non-Current		Total
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Advance Receivables	556,533	2,554,451	—	—	556,533	2,554,451
Bank Credit Note	1,203,734	197,976	755,431	—	1,959,164	197,976
Loan Agreement – Partner	1,453	99,500	181,746	158,115	183,199	257,615
Loan Agreement – Third Parties	—	—	20,750	19,166	20,750	19,166
TOTAL	1,761,720	2,851,927	957,927	177,281	2,719,647	3,029,208

The Company advance receivables with Credit Rights Investment Funds — FIDC, the balances of receivables are transferred to the Funds with a corresponding entry being recognized under the heading “Loans and financing” in current liabilities according to the maturity age, the interest and other transaction financial costs are recognized as expenses at the time of the transaction. Due to the position of Assignor of credit rights, we are jointly and severally liable with the debtors (clients) for the punctuality and total settlement of all credit rights assigned to the FIDC, for the payment of principal, interest, fines, and other charges related to each operation in case of default.

Accounts receivables are written off upon receipt in full from its customers and/or upon assignment of these securities to the FIDC, in which the FIDC acquires directly from the Company the rights represented by trade notes arising from its commercial sales to its customers.

NOTE 4 — STOCKHOLDERS’ EQUITY

Authorized Stock and Amendments

	June 30, 2023	December 31, 2022	Change
			$	%
Capital stock	1,012,492	1,008,590	3,902	0%
Net Income of the year	(3,064,215)	405,191	(3,469,406)	(856)%
Accumulated (Losses)	(268,133)	(161,343)	(106,790)	66%
Equity valuations adjustments (cta)	498,707	5,252	493,455	9396%
	(1,821,148)	1,257,690	(3,078,838)	(245)%

BRB FOODS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — REVENUE RECOGNITION

	June 30, 2023	Pro-forma June 30, 2023	Change
			$	%
Product Revenue (net)	8,536,742	6,801,409	1,735,334	26%
	8,536,742	6,801,409	1,735,334	26%

Revenue recognition is a General Accepted Accounting Principle (GAAP) that identifies the specific conditions under which revenue can be recognized by the Company and determines how to account for it. Typically, revenue is recognized when a critical event occurs, when a product or service is delivered to a customer and the cash value is easily measurable for the company.

Revenue accounting is straight-forward when a product is sold and revenue is recognized when the ownership or possession of products is transferred to the customer, but typically when a company takes a long time to produce a product or is financed by the customer, the recognition of revenue may be subject to exceptions.

Revenue recognition principles within a company must also remain constant over time, so historical financials can be reviewed and revised for seasonal trends or inconsistencies.

The revenue recognition principle is also regulated by ASC 606 in USGAAP terms. The revenue recognition principle requires that revenues be recognized in the income statement in the period in which they are transferred/realized and earned — not necessarily when cash is received.

The revenue-generating activity must be fully or essentially completed to be included in revenue during the respective accounting period. In addition, there must be a reasonable level of certainty that payment for the revenue earned will be received. Finally, according to the standard principle, revenue and its associated costs must be reported in the same accounting period.

Accounting Standards Codification (ASC) 606: On May 28, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 606, referring to revenue from contracts with customers. ASC 606 provides a uniform framework for recognizing revenue from contracts with customers. The old guidance was industry-specific, which created a fragmented policy system. The updated revenue recognition standard is industry-neutral and therefore more transparent. It allows for better comparability of financial statements with standard revenue recognition practices across industries.

The five steps required under US GAAP to satisfy the updated revenue recognition principle, all of which are followed by the Company, are as follows:

•        Identify the agreement with the customer;

•        Identify contractual enforcement obligations;

•        Determine the consideration amount/price of the transaction;

•        Allocate the determined amount of consideration/price to the contractual obligations and;

•        Recognize revenue when the performing party satisfies the performance obligation.

In addition, there must be a reasonable level of certainty that payment for the revenue earned will be received. Finally, according to the standard principle, revenue and its associated costs must be reported in the same accounting period.

Revenue from the sale of products is recognized when the control, significant risks and benefits of ownership of the goods are transferred to the buyer, to the extent that it is probable that economic benefits will be generated for BR Brand and when it can be reliably measured. Revenue is measured based on the fair value of the consideration received, excluding discounts, rebates and sales taxes or charges. Revenue from the sale of products is recognized when the tax document is issued, a moment very close to the delivery of the products and respective transfer of ownership (sales contract). Revenue is not recognized if there is significant uncertainty as to its realization.

BRB FOODS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — REVENUE RECOGNITION (cont.)

In logistics terms, revenue recognition also involves controls aimed at ensuring the integrity of transaction records, conditioned to the appropriate moment in which services are provided and recognized by the customer. Considering the volume of transactions involved, portfolio of transport services, logistics and storage management, geographic location of logistics and customer service, revenue recognition involves a high dependence on the proper functioning of the internal controls determined by the Company.

NOTE 6 — SG&A

Operating Expenses

	June 30, 2023	Pro-forma June 30, 2023	Change
			$	%
Cost of products sold	8,114,300	5,397,863	2,716,437	50%
Freights	757,335	511,347	245,989	48%
General and administrative expenses	2,216,221	555,982	1,660,238	299%
	11,087,856	6,465,192	4,622,664	72%

The balance of operating expenses corresponds to the total amount, consisting of the sum of the balances, as detailed.

Financial Income

	June 30, 2023	Pro-forma June 30, 2023	Change
			$	%
Financial Revenue
Interest	21,678	114	21,564	18918%
Financial Discounts Obtained	984	10,298	(9,314)	(90)%
	22,663	10,412	12,251	118%
Financial Expenses
IOF	3,585	151	3,433	2267%
Discounts Granted	—	24,643	(24,643)	(100)%
Banking Expenses	7,530	4,890	2,639	54%
Interest	515,895	297,785	218,109	73%
Others	8,755	1,695	7,060	417%
	535,764	329,165	206,599	63%

The balance of the financial income corresponds to the total amount, consisting of the sum of the balances, according to detail. The financial expenses composed of discounts granted, bank expenditure, billing expenses, IOF, monetary variation, fines and interest on loans. Financial revenues comprise the amounts related to income on interest received and discounts obtained.

NOTE 7 — TAXES

In Brazil, taxation on profit comprises income tax and social contribution, as described below:

Income Tax (IRPJ) — in the form of taxation on taxable income, is computed on taxable income at the rate of 15%, plus an additional 10% for profits that exceed R$ 240,000 in a 12-month period.

Social Contribution (CSLL) — applied at the rate of 9% on taxable income, recognized on an accrual basis.

Taxable Income — are the additions to accounting income of temporarily non-deductible expenses or exclusions of temporarily non-taxable income, considered for the calculation of current taxable income, which generate deferred tax credits or debits.

BRB FOODS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — TAXES (cont.)

In addition, the sale of basic basket products (e.g. “Beans”) has a state tax incentive as an investment subsidy, such as reductions in the ICMS(*), IRPJ and CSLL calculation bases, rate reduction, exemption, deferral related to the benefit of the ICMS presumed credit.

The tax rates and tax laws used to calculate the amount are those in effect at the balance sheet date.

Government subsidies and assistance — are recorded as income in income during the period necessary to match the expense that the government subsidy or assistance is intended to offset and, subsequently, are allocated to a capital reserve in shareholders’ equity.

(*) State value-added tax on services and circulation of goods.

Taxes on sales

Revenues, expenses and assets are recognized net of sales tax, except:

•        When sales taxes incurred on the purchase of goods or services are not recoverable from the tax authorities, in which case the sales tax is recognized as part of the acquisition cost of the asset or expense item, as the case may be;

•        When receivables and payables are presented together with the sales tax amount; It is

•        The net amount of sales tax, recoverable or payable, is included as a component of amounts receivable or payable in the balance sheet. Revenues from sales in Brazil are subject to the following taxes and contributions, at the following basic rates:

Rates
ICMS – Tax on Circulation of Goods and Services	0.00% to 20.00%
COFINS – Social Security Contribution	0.00% to 7.60%
PIS – Social Integration Program	0.00% to 1.65%
IPI – Tax on Industrialized Products	0.00% to 5.00%
ISSQN – Tax on Services of Any Nature	2.00% to 5.00%

Credits arising from non-cumulative PIS/COFINS are shown deducted from cost of goods sold or general and administrative expenses, in the statement of income, depending on the source of the expenditure. Amounts subject to offsetting are stated in current or non-current assets, according to their expected realization. In the income statement, revenues are presented net of these taxes.

The Company is framed as opting for the real profit subject to the incidence of legal income tax (IRPJ) and the social contribution on net income (CSLL) on the result determined in each year.

However, it contributes to the income tax on fixed or variable income financial investments, upon retention by the institutions in which financial investments are carried out.

Accumulated fiscal credits

As of December 31, 2022, the balance of tax losses on net income was approximately BRL 2,790,417 (BRL 1,729,045 as of December 31, 2021), which represents a stock of income tax credit and social contribution for the coming years.

Grants for State Investments

Grants for state investments transit through income in compliance with CPC 07 (R1) — Government Grants and Assistance.

BRB FOODS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — TAXES (cont.)

Presumed credit equivalent to investment grant

The Company, based on Complementary Law No. 160, of August 7, 2017, now treats as investment grants the tax benefits granted in the form of presumed/granted credit provided for in the ICMS Regulation of the states of Paraná and São Paulo granted in operations with food products carried out by industrial and commercial units. Until December 31, 2022, the Company was entitled to BRL 5,433,511, (BRL 978,075.28 on December 31, 2021) as presumed credit.

NOTE 8 — RELATED PARTY TRANSACTIONS

During the fiscal year, we entered into related party transactions with some of our shareholders or other related parties. These operations arise from the provision of logistics services, as well as from financial transactions entered into under market conditions, in accordance with our interests, customary market practices at the time of their execution and do not have relevant amounts individually or in aggregate.

From time to time, we enter into transactions with related parties, including entities involving certain members of our board of directors or senior management. The definition of a related party is based on applicable accounting standards and our internal policy, which may be more restrictive in relation to applicable laws and regulations under certain circumstances.

In addition, we have not entered into any related party transaction that is or was unusual in nature or conditions during the current or last prior financial year, nor has such transaction been proposed that is or would be material to our business. Our policy on related party transactions prohibits us from extending loans or guarantees to members of our board of directors, our management, or key management or any members of their close family members.

BRB Foods Ltd., in the quarter ended June 30, 2023 considering that these are operations between companies under common control in accordance with ABP 18, FIN 35, I82, carried out transactions with BR BRANDS S.A. (“BRB”) in the total amount of US$ 642,125. relating to the pre-operating expenses.

NOTE 9 — SUBSEQUENT EVENTS

The managers declare the inexistence of events that occurred after the end of the quarter that may have a material effect on the company’s equity or financial situation or that may cause effects on its future results.

INDEPENDENT AUDITOR’S REPORT ON FINANCIAL STATEMENTS

To the Directors and Shareholders of
BRB FOODS LTD
Delaware — US

Opinion on the Consolidated Financial Statements

We have audited the consolidated financial statements of BRB FOODS LTD and its subsidiaries, which comprise the statement of financial position as of December 31, 2022, and the respective statements of profit or loss, comprehensive income, changes in equity cash flows for the year then ended, and notes, including significant accounting policies and other explanatory information.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BRB FOODS LTD as of December 31, 2022, and the results of its operations and its cash flow for the year in the period ended December 31, 2022, in conformity generally accepted accounting practices in the United States of America “U.S. GAAP” and under PCAOB review.

Basis for Opinion

These consolidated financial statements of BRB FOODS LTD and its subsidiaries are the responsibility of the Company`s management. Our responsibility is to express an opinion on the consolidated financial statements of BRB FOODS LTD and its subsidiaries based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent of the Company under the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits following the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements consolidated financial statements of BRB FOODS LTD and its subsidiaries are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements consolidated financial statements of BRB FOODS LTD and its subsidiaries, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements consolidated financial statements of BRB FOODS LTD and its subsidiaries. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements consolidated financial statements of BRB FOODS LTD and its subsidiaries. We believe that our audits provide a reasonable basis for our opinion.

Emphasis

Corporate Constitution

We draw attention to Explanatory Notes no. 1, BRB FOODS LTD (“BRB” or the “Company”), incorporated on October 13, 2022, headquartered in Dover, Delaware in the United States of America, is a holding company whose subsidiaries are BR BRANDS S.A. founded on December 1, 2020, and Boni Logística Ltda. founded on February 26, 2020, both located in São Paulo in Brazil. On November 8th, 2022, both companies were incorporated into Thamuz LLC, and this was later incorporated by BRB FOODS LTD. on November 9th, 2022. Therefore, for comparative purposes, we are presenting the consolidated pro-forma financial statements for 2020 and 2021 of the respective Companies, according to the individual and consolidated reports issued by the external auditor. Our opinion is unchanged on this subject.

Presentation of financial statements pro-forma consolidated of the previous year.

We draw attention to Explanatory Notes no. 4.18, The separate financial statements of the subsidiaries BR BRANDS S.A. and Boni Logística Ltda for December 31, 2021 were audited by us, which issued the independent auditor`s report, dated March 31, 2022, and April 30, 2022, under the rules in BR GAAP, respectively, and we reaffirm on audit of the consolidate bases 2021, that were prepared are being presented under generally accepted accounting principles (USGAAP). Our opinion is unchanged on this subject.

São Paulo, June 6th, 2023.

RUSSELL BEDFORD GM
AUDITORES INDEPENDENTES S/S
2 CRC RS 5.460/O-0 “T” SP

ROGER MACIEL DE OLIVEIRA: 90238435091	Assinado de forma digital por ROGER MACIEL DE OLIVEIRA: 90238435091 Dados: 2023.08.14 11:01:04-03’00’

Roger Maciel de Oliveira
Accountant 1 CRC RS 71.505/O-3 “T” SP
Technical Responsible Partner

BALANCE SHEETS AS OF DECEMBER 31
(Amounts expressed in US Dollars — USD)

		Company
	Notes	2022	Pro-forma 2021
ASSETS
CURRENT ASSETS
Cash and cashequivalents	5	18,475	55,005
Marketable securities	6	95,828	—
Accounts receivable	7	3,422,702	142,381
Inventory	8	470,071	124,536
Other credits	9	785,602	284,752
Total Current Assets		4,792,678	606,674

NON-CURRENT ASSETS
Fixed assets	10	79,096	85,951
Intangible assets	11	165,796	—
Total Non-CurrentAssets		244,892	85,951
TOTAL ASSETS		5,037,570	692,625

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Suppliers	12	680,015	88,014
Loans	13	2,851,927	3,260
Tax liabilities	14	32,216	29,231
Labor and social security liabilities	15	24,425	4,556
Other liabilities	—	14,016	5,235
Total Current Liabilities		3,602,599	130,296

NON-CURRENT LIABILITIES
Loans and financing	13	—	—
Loans with partners	13	177,281	681,447
Total Non-Current Liabilities		177,281	681,447

SHAREHOLDERS’ EQUITY
Capital stock		1,008,590	46,101
Net Income for the year		405,191	(173,435)
Accumulated (Losses)		(161,343)	12,092
Equity Valuations Adjustments		5,252	(3,876)
Total Shareholders’ Equity	16	1,257,690	(119,118)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,037,570	692,625

Management’s explanatory notes form an integral part of the financial statements.

INCOME STATEMENT
YEARS ENDED DECEMBER 31
(Amounts expressed in US Dollars — USD)

		Company
		2022	Pro-forma 2021
NET REVENUE	17	14,630,002	3,358,886
COST OF SERVICES PROVIDED	18	(11,982,695)	(2,822,775)
GROSS PROFIT		2,647,307	536,111

OPERATING INCOME (EXPENSES)
General and Administrative Expenses	18	(1,046,743)	(565,102)
Expenses with sales	18	(419,213)	(87,093)
OPERATING INCOME BEFORE FINANCIAL INCOME		1,181,351	(116,084)
FINANCIAL INCOME	19
Financial revenue		15,406	22,257
Financial expenses		(788,358)	(79,609)
NET INCOME (LOSS) BEFORE INCOME TAX		408,399	(173,436)
Income Tax	—	(3,208)	—

NET INCOME (LOSS) FOR THE YEAR		405,191	(173,436)
Net Income (Loss) Per Share		0.03	(0.01)

Management’s explanatory notes form an integral part of the financial statements.

STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY
(Amounts expressed in US Dollars — USD)

	Capital stock	Accumulated profit	Total shareholders’ equity	Equity Valuations Adjustments	Consolidated
Balance on 12/31/2021	—	—	—	—	—
Capital increase	1,008,590	—	—	—	1,008,590
Accumulated (losses)	—	(161,343)	—	—	(161,343)
Net Income for the year		405,191	—	—	405,191
Equity Valuations Adjustments	—			5,252	5,252
Balance on 12/31/2022	1,008,590	243,848	—	5,252	1,257,690

Management’s explanatory notes form an integral part of the financial statements.

COMPREHENSIVE INCOME STATEMENT
YEARS ENDED DECEMBER 31
(Amounts expressed in US Dollars — USD)

	2022	2021
NET INCOME (LOSS) FOR THE YEAR	405,191	—
Other comprehensive	—	—
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	405,191	—

Management’s explanatory notes form an integral part of the financial statements.

STATEMENT OF CASH FLOWS FOR
THE YEARS ENDED DECEMBER 31
(Amounts expressed in US Dollars — USD)

	2022	2021
Operational activities
Income for the year	405,191	(173,435)

Adjustments to reconcile the income with cash and cash equivalents generated by operating activities
Expected credit loss	56,770	—
Others	5,289	—
Depreciation and amortization	19,789	—
	487,039	(173,435)
Variation of asset and liability accounts
Marketable securities	(95,828)	(45,717)
Accounts Receivable	(3,337,091)	(128,356)
Taxes to recover	(66,011)	(14,076)
Other credits	(434,839)	(255,888)
Inventory	(345,535)	(124,536)
Suppliers	592,950	87,998
Tax liabilities	2,985	20,000
Labor and social security liabilities	19,869	4,556
Other liabilities	7,832	(1,359)
Net cash (from) operating activities	(3,168,629)	(630,813)

Investment activities
Acquisition of fixed assets	(13,294)	(85,540)
Acquisition of intangible assets	(165,796)	—
Cash used in investment activities	(179,090)	(85,540)

Financing Activities
Increase capital	—	—
Advance for future capital increase	966,688	—
Loans	2,344,501	682,500
Cash generated by financing activities	3,311,189	682,500

(Decrease) increase in cash and cash equivalents	(36,530)	(33,853)
Cash and cash equivalents at the beginning of the year	55,005	21,374
Cash and cash equivalents at the end of the year	114,303	55,005

(Decrease) increase in cash and cash equivalents	59,298	33,631

Management’s explanatory notes form an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in US Dollars — USD), except when otherwise indicated.

1. OPERATING CONTEXT

BRB Foods Ltd. is a corporation with its headquarters office in State of Delaware located at 8 The Green, Ste R, in the City of Dover County of kent, and currently owns 100% of the membership interests of Thamuz LLC, a limited liability company organized in the State of Delaware and with its headquarters office at 8 The Green, Ste R, in the City of Dover, County of Kent, Delaware, which, in turn, owns 100% of issued shares of the companies BR Brands S.A and Boni Logistica Ltda, both headquartered at Rua Dr. Eduardo de Souza Aranha, n° 387 — Conjunto 151B, in the capital of the State of Sao Paulo in Brazil. BR Brands S.A and Boni Logistica Ltda started their activities in 2020, through brands with strong recognition through brands with strong recognition and leadership in the markets where it operates.

BR Brands S.A and Boni Logistica Ltda were incorporated in Brazil by members of the Bonifácio family in 2020 who subsequently in 2022 conferred their equity in these entities to Thamuz LLC in November, 2022, on which date Thamuz LLC became the sole shareholder of BR Brands S.A and Boni Logistica Ltda. BRB Foods Ltd. in its turn was incorporated on October 13, 2022, and afterwards the then shareholders of Thamuz’s LLC (i.e., the members of the Bonifácio family who founded BR Brands S.A and Boni Logistica Ltda), contributed their ownership interests in Thamuz LLC into the capital of the Company. As a result of this corporate restructuring: (i) Mr. Paulo R. Bonifacio contributed to the Capital of the Company, according to their services and vesting agreement. Mr. Paulo R. Bonifacio is (and shall be after the offer) owner of record and beneficial owner of the majority of the shares of the Company and therefore is a controlling shareholder; (ii) the Company will directly own 100% of Thamuz LLC’s shares; and (iii) Thamuz LLC will directly own 100% of BR Brands S.A and the Boni Logistica Ltda.’s respective shares.

The Company operates in the food segment, supplying high quality products to retailers and wholesalers, operating in the South, Southeast and Midwest regions.

We entered into a strategic partnership with Unilever — one of the largest suppliers of food and personal care products in the world, for the licensing of the brands Knorr, Arisco, Maizena and Mae terra.

In line with the expansion of new businesses, on December 5, 2022, the licensing agreement for the “Arisco” brand was signed with Unilever do Brasil Ltda. for the sale of grains and flours with an expectation for revenue from future economic benefits of approximately US$ 17,918 million, substantially in the year 2023.

We are an operating company incorporated under US law and conduct business through our operating subsidiaries. The structure of the group follows:

Company	Activities	Country	Units	Participation	Percentage
BRB Foods Ltd.	Holding	United State of America	1	—	100%
Thamuz LLC	Holding	United State of America	1	Direct	100%
BR Brands S.A.	Industrialization and sale of grains (mainly rice and beans), pasta, flour, among other products	Brazil	4	Indirect	100%
Boni Logística Ltda.	Distribution centers, transports and logistics solutions.	Brazil	1	Indirect	100%

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in US Dollars — USD), except when otherwise indicated.

1. OPERATING CONTEXT (cont.)

BRB Foods Ltd. incorporated on October 13, 2022, headquartered in Dover, Delaware in the United States of America, is a holding company whose subsidiaries are BR Brands S.A. founded on December 1, 2020 and Boni Logística Ltda. founded on February 26, 2020, both located in São Paulo in Brazil. The pro forma consolidated financial statements are intended to provide information for comparative purposes and result from the aggregation of the individual financial statements of its subsidiaries, as follows:

Balance Sheet

	Consolidated 2022	Consolidated (Pro-Forma)
		2021	2020
Assets
Current Asset	4,792,678	606,674	50,187
Long term	244,892	85,951	411
TOTAL ASSETS	5,037,570	692,625	50,598

Liabilities
Current Liabilities	3,779,879	811,743	11,454
Equity	1,257,691	(119,118)	39,144
TOTAL LIABILITIES	5,037,570	692,625	50,598

Income Statement

	Consolidated 2022	Consolidated (Pro-Forma)
		2021	2020
Net sales	14,630,002	3,358,886	251,351
Cost of sales	(11,982,695)	(2,822,775)	(202,680)
Gross profit	2,647,307	536,111	48,671
Selling, general and administrative expenses	(1,465,956)	(652,194)	(29,475)
Financial results	(772,952)	(57,352)	(980)
Income before income taxes	408,399	(173,435)	18,216
Income tax and social contributions	(3,208)	—	(6,124)
Profit (Loss) for the year	405,191	(173,435)	12,092

The individual financial statements of the subsidiaries were audited by the independent auditors, which were consolidated for purposes of presentation at BRB Foods Ltd.

War between Russia and Ukraine

The war between Russia and Ukraine that intensified in the beginning of 2022 caused global uncertainties and instabilities regarding commodities and inputs at the global level, especially regarding prices and uncertainties in view of the risk of a drop in the supply of grains and fertilizers, given that these countries account for relevant parts of both exports, in addition to the global impact on freight costs.

Although the Companies operations and its financial statements have not been affected so far by the impact of the War, there is no way to predict impacts or estimate the occurrence of future impacts resulting from the war. Therefore, we continue with the continuous monitoring of the update of the macroeconomic scenario and actions to be taken by us.

BASIS FOR PRESENTATION OF FINANCIAL STATEMENTS AND MAIN ACCOUNTING POLICIES

The main accounting policies adopted by the Companies in these financial statements are described below. These policies have been consistently applied in the years presented, unless otherwise indicated.

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in US Dollars — USD), except when otherwise indicated.

1. OPERATING CONTEXT (cont.)

1.1 Statement of compliance

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and are presented pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

The issuance of these financial statements was authorized by Management on March 6, 2023.

All information relevant to the financial statements, and only such information, is evidenced herein and corresponds to the information used by Management in its activities.

1.2 Measurement basis

The financial statements were prepared based on historical cost basis, except for derivative and non-derivative financial instruments measured by the fair value through profit or loss.

2. FUNCTIONAL CURRENCY

In line with our review of the operations and business of companies in Brazil, mainly related to the elements to determine its functional currency, the Management concluded that BRL is its functional currency. This conclusion is based on the review of the following indicators:

•        Currency that most influences prices of goods and services in Brazil;

•        Currency of the country, which competitive powers and regulations most influence the determination of the selling price of its products and services;

•        Currency that most influences material and other costs to supply products or services;

•        Currency through which the proceeds of financial activities are substantially obtained; and

•        Currency in which amounts received from operating activities are normally accumulated.

The amounts in US Dollar (USD) presented in the financial statements of the Companies are measured translate from BRL (as the functional currency which is the currency that best reflects the economic environment in which the Company is included and the way it is managed).

Transactions in foreign currency

Transactions in foreign currency are converted to the relevant functional currency of the company at the exchange rates on the dates of the transactions.

Monetary assets and liabilities denominated and calculated in foreign currencies on the reporting date of the statement of financial position are reconverted to the functional currency at the exchange rate determined on that date. Non-monetary assets and liabilities which are measured at fair value in foreign currency are reconverted to the functional currency at the exchange rate on the calculation date of the fair value. Differences of foreign currencies resulting from reconversion are generally recognized in the statement of profit or loss. Non-monetary items that are measured on a historical cost basis in foreign currency are not converted.

Financial statements presentation currency

In compliance with the provisions of the Brazilian Law, the financial statements are being presented in Reais, by converting the US dollars into Reais, through the following criteria:

•        Assets and liabilities by the exchange rate of the fiscal year-end;

•        Statement of profit or loss, of comprehensive and of cash flows by monthly average rates; and

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in US Dollars — USD), except when otherwise indicated.

2. FUNCTIONAL CURRENCY (cont.)

•        Equity, at the historical amount of composition.

•        Exchange rate variations from the conversion of the abovementioned accounts are recognized in a specific account of equity under the name “Equity valuation adjustments”.

The statements of financial position as of December 31, 2022 and 2021, and the statements of profit or loss for the fiscal years ended on such dates in functional currency (reais) translated to presentation currency (US dollars) are as follows:

	2022		2021
	Closing rate	Annual average rate	Closing rate	Pro-forma Annual average rate
Conversion rate of the US currency	5.22	5.17	5.58	5.40
	2022		2021
	R$	USD	R$	Pro-forma USD
Assets
Current
Cash and cash equivalents	88,785	18,475	306,953	55,005
Marketable securities	500,000	95,828	—	—
Accounts receivable	17,858,634	3,422,702	794,555	142,381
Inventories	2,464,317	470,071	703,802	124,536
Recoverable taxes	444,578	85,519	108,869	19,508
Other credits	3,654,433	700,083	1,480,197	265,244
	25,010,747	4,792,678	3,394,376	606,674

Non-current
Fixed assets	437,289	79,096	458,145	85,591
Intangible assets	871,002	165,796	—	—
	1,308,291	244,892	458,145	85,591
Total assets	26,319,038	5,037,570	3,852,521	692,265

Liabilities
Current
Suppliers	3,548,116	680,015	485,866	87,065
Loans	14,880,499	2,851,927	18,192	3,260
Tax liabilities	168,096	32,216	163,126	29,231
Labor and social security liabilities	127,442	24,425	25,422	4,556
Other liabilities	65,489	14,016	34,511	6,184
	18,789,642	3,602,599	727,117	130,296

Non-current
Loans	924,997	177,281	3,802,813	681,447
Total non-current liabilities	924,997	177,281	3,802,813	681,447
Total liabilities	19,714,639	3,779,880	4,529,930	811,743

Equity
Share capital	214,800	41,902	196,000	46,101
Advance for future capital increase	5,170,000	966.688	—	—
Tax incentive reserve	5,433,511	1,043,814	978,075	181,274
Equity valuation adjustments	—	5,252	—	(3,876)
Accumulated losses	(4,213,912)	(799,966)	(1,851,484)	(342,617)
Total stockholders’ equity	6,604,399	1,257,690	(677,409)	(119,118)
Total liabilities and stockholders’ equity	26,319,038	5,037,570	3,852,521	692,625

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in US Dollars — USD), except when otherwise indicated.

2. FUNCTIONAL CURRENCY (cont.)

	2022		2021
	R$	USD	R$	Pro-forma USD

Net operating income	75,571,018	14,630,002	18,123,071	3,358,886
Costs of products sold and services provided	(61,896,402)	(11,982,695)	(15,230,451)	(2,822,775)
Gross profit	13,674,616	2,647,307	2,892,620	536,111
Selling expenses	(2,165,437)	(419,213)	(469,913)	(87,093)
Administrative expenses	(5,406,932)	(1,046,743)	(3,049,039)	(565,101)
Income before financial revenues (expenses), net	6,102,247	1,181,351	(626,333)	(116,083)
Financial revenues	79,581	15,406	120,091	22,257
Financial expenses	(4,072,249)	(788,358)	(429,539)	(79,610)
Net financial revenues	(3,992,668)	(772,952)	(309,448)	(57,353)
Profit (loss) before income tax and social security contribution	2,109,579	408,399	(935,781)	(173,435)
Current income tax and social security contribution	(16,571)	(3,208)	—	—
Profit or (loss) for the fiscal year	2,093,008	405,191	(935,781)	(173,435)

However, solely for the convenience of the reader and for presentation purposes, we have converted certain amounts included in this annual report from reais into US Dollars using the selling rate published by the Central Bank of Brazil, or Central Bank, on December 31, 2022, from R$ 5.22 to US$ 1.00 or, in the cases expressly indicated, at the average exchange rate in force during the period.

3. USE OF ESTIMATES AND JUDGEMENTS

In preparing the financial statements in accordance with accounting policies adopted in Brazil, Management is required to make estimates and assumptions that could affect the values of the assets and liabilities presented on the reporting dates, as well as the amounts of revenues, costs and expenses of the fiscal years presented. Although these estimates are based on the best knowledge available to Management regarding present and future events, actual results may differ from those estimates.

Estimates and assumptions are reviewed on an ongoing basis. The estimates reviews are recognized on a prospective basis.

Information about uncertainties on premises and estimates with a significant risk of resulting in material adjustment as of December 31, 2022 is included in the following notes:

Note — Impairment losses on trade receivables;

Note — Provision for adjustment to inventories realization value;

Note — Provisions for legal proceedings and provision for credits and incentives to be granted.

4. MAIN ACCOUNTING PRACTICES

4.1 Classifications of current and non-current items

In the balance sheet, assets and obligations falling due or expected to be realized within the next year are classified as current items and those maturing or expected to be realized later are classified as non-current items.

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in US Dollars — USD), except when otherwise indicated.

4. MAIN ACCOUNTING PRACTICES (cont.)

4.2 Offsets between accounts

As a general rule, in financial statements, neither assets and liabilities, or revenues and expenses are offset against each other, except when offsetting is required or permitted by ASC 210-20-45-1 accounting pronouncement or standard and this offsetting reflects the substance of the transaction.

4.3 Functional currency and presentation currency

In line with our review of the operations and business of companies in Brazil, mainly related to the elements to determine its functional currency, the Management concluded that BRL is its functional currency. This conclusion is based on the review of the following indicators:

Currency that most influences prices of goods and services in Brazil;

Currency of the country, which competitive powers and regulations most influence the determination of the selling price of its products and services;

Currency that most influences material and other costs to supply products or services;

Currency through which the proceeds of financial activities are substantially obtained; and

Currency in which amounts received from operating activities are normally accumulated.

The amounts in US Dollar (USD) presented in the financial statements of the Companies are measured translate from BRL (as the functional currency which is the currency that best reflects the economic environment in which the Company is included and the way it is managed).

4.4 Basic financial instruments

The “Company” classifies the following financial instruments as basic financial instruments:

(a)     Cash and cash equivalents; and,

(b)    Debt instruments.

Debt instruments include accounts receivable and payable and loans payable, and these are valued at the balance sheet dates at amortized cost.

4.5 Cash and cash equivalents

Cash and cash equivalents include cash held by the “Company”, bank deposits with free movement and financial investments with short-term maturities of approximately three months or less from the date of the transaction.

4.6 Accounts receivable

Accounts receivable correspond to amounts receivable for the collection of its receivables and respective fees arising from activities in the normal course of the company. Short- term receivables are initially recognized at transaction cost and long-term receivables atcost adjusted to present value. Subsequently, these accounts are measured at amortizedcost using the effective interest rate method, net of impairment losses (losses onreceivables). The provision is constituted when considered necessary for the management of the “Company”, in an amount sufficient for the recovery of credits.

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in US Dollars — USD), except when otherwise indicated.

4. MAIN ACCOUNTING PRACTICES (cont.)

4.7 Inventory

Inventories are valued at the average cost of acquisition or formation of finished products and are maintained below net realizable value. The cost of finished products consists of purchased raw materials, labor, processing, storage and transport, all related to the process of adapting the products to salable conditions. Losses related to the production process make up the production cost in the respective month.

4.8 Property, plant and equipment

All property, plant and equipment items are stated at cost less accumulated depreciation. Cost includes expenditures directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow and the cost of the item can be reliably measured. Any gains and losses on the disposal of an item of property, plant and equipment are recognized in profit or loss. Land is not depreciated.

Depreciation of other assets is calculated using the straight-line method with corporate rates, the estimated useful lives for the current and comparative period are as follows:

•        IT equipment — 5 years

•        Furniture and Utensils — 10 years

•        Machinery and Equipment — 10 years

•        Vehicles — 5 years

Depreciation methods, useful lives and residual values are reviewed at each balance sheet date and adjusted if appropriate.

4.9 Reduction to recoverable value

Assets that are subject to depreciation or amortization are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. The latter is the higher of an asset’s fair value less costs to sell and value in use.

Accounts payable to suppliers are obligations payable for goods or services that were acquired from suppliers in the ordinary course of business and are initially recognized at cost and subsequently measured at amortized cost using the effective interest rate method. In practice, they are usually recognized at the corresponding invoice amount.

4.10 Loans and financing

Loans and financing are initially recognized at transaction cost, i.e., the present value payable to the creditor and, subsequently, stated at amortized cost. Any difference between the amounts raised and the amount paid is recognized in the statement of income during the period in which the loans are in progress, using the effective interest rate method.

4.11 Adjustment to present value of assets and liabilities

Long-term monetary assets and liabilities are monetarily restated and, therefore, are adjusted to their present value. The adjustment to present value of short-term monetary assets and liabilities is calculated and only recorded if considered relevant in relation to the financial statements taken as a whole.

For recording purposes and determination of relevance, the adjustment to present value is calculated taking into account the contractual cash flows and the explicit interest rate, and in certain cases implicit, of the respective assets and liabilities.

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in US Dollars — USD), except when otherwise indicated.

4. MAIN ACCOUNTING PRACTICES (cont.)

Based on the analyzes carried out and Management’s best estimate, the “Company” concluded that the adjustment to present value of current monetary assets and liabilities is irrelevant in relation to the financial statements taken as a whole and, accordingly, did not register any adjustment.

4.12 Other current and non-current assets, liabilities

An asset is recognized in the balance sheet when it is probable that its future economic benefits will be generated in favor of the “Company” and its cost or value can be reliably measured. A liability is recognized in the balance sheet when the “Company” has a legal or constituted obligation as a result of a past event, it being probable that an economic resource will be required to settle it in the future. They are stated at their known or estimated amounts, plus, when applicable, the corresponding income, charges and monetary restatements incurred up to the balance sheet date and, in the case of assets, corrected by provision for losses when necessary.

4.13 Provisions

Provisions are recognized when the “Company” has an obligation on the date of the financial statements, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the value has been reliably estimated.

Provisions are measured at the best estimate of the amount required to settle the obligation at the balance sheet date. When the effect of the time value of money is material, the amount of the provision is the present value of the outlay expected to be required to settle the obligation.

4.14 Calculation of income

The income of operations is determined in accordance with the accrual basis of accounting, both for the recognition of revenues and expenses.

4.15 Revenue recognition

Revenue recognition is a US General Accepted Accounting Principle (GAAP) that identifies the specific conditions under which revenue can be recognized by the Company and determines how to account for it. Typically, revenue is recognized when a critical event occurs, when a product or service is delivered to a customer and the cash value is easily measurable for the company.

Revenue accounting is pretty straight-forward when a product is sold and revenue is recognized when the ownership or possession of products is transferred to the customer, but typically when a company takes a long time to produce a product or is financed by the customer, the recognition of revenue may be subject to exceptions.

Revenue recognition principles within a company must also remain constant over time, so historical financials can be reviewed and revised for seasonal trends or inconsistencies.

The revenue recognition principle is also regulated by ASC 606 in USGAAP terms. The revenue recognition principle requires that revenues be recognized in the income statement in the period in which they are transferred/realized and earned — not necessarily when cash is received.

The revenue-generating activity must be fully or essentially completed to be included in revenue during the respective accounting period. In addition, there must be a reasonable level of certainty that payment for the revenue earned will be received. Finally, according to the standard principle, revenue and its associated costs must be reported in the same accounting period.

Accounting Standards Codification (ASC) 606: On May 28, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 606, referring to revenue from contracts with customers. ASC 606 provides a uniform framework for recognizing revenue from contracts with customers. The old guidance

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in US Dollars — USD), except when otherwise indicated.

4. MAIN ACCOUNTING PRACTICES (cont.)

was industry-specific, which created a fragmented policy system. The updated revenue recognition standard is industry-neutral and therefore more transparent. It allows for better comparability of financial statements with standard revenue recognition practices across industries.

The five steps required under US GAAP to satisfy the updated revenue recognition principle, all of which are followed by the Company, are as follows:

•        Identify the agreement with the customer;

•        Identify contractual enforcement obligations;

•        Determine the consideration amount/price of the transaction;

•        Allocate the determined amount of consideration/price to the contractual obligations and;

•        Recognize revenue when the performing party satisfies the performance obligation.

In addition, there must be a reasonable level of certainty that payment for the revenue earned will be received. Finally, according to the standard principle, revenue and its associated costs must be reported in the same accounting period.

Revenue from the sale of products is recognized when the control, significant risks and benefits of ownership of the goods are transferred to the buyer, to the extent that it is probable that economic benefits will be generated for BR Brand and when it can be reliably measured. Revenue is measured based on the fair value of the consideration received, excluding discounts, rebates and sales taxes or charges. Revenue from the sale of products is recognized when the tax document is issued, a moment very close to the delivery of the products and respective transfer of ownership (sales contract). Revenue is not recognized if there is significant uncertainty as to its realization.

In logistics terms, revenue recognition also involves controls aimed at ensuring the integrity of transaction records, conditioned to the appropriate moment in which services are provided and recognized by the customer. Considering the volume of transactions involved, portfolio of transport services, logistics and storage management, geographic location of logistics and customer service, revenue recognition involves a high dependence on the proper functioning of the internal controls determined by the Company.

4.16 Judgment and use of accounting estimates

The preparation of the financial statements requires that the Company’s management base itself on estimates for the recording of certain transactions that affect the assets and liabilities, revenues and expenses, as well as the disclosure of information about data from its financial statements.

The income from such transactions and information, upon their effective realization in subsequent periods, may differ from these estimates.

a)      Service life and residual value of the property, plant and equipment;

b)      Recoverability of property, plant and equipment, intangible assets and inventories;

d)      Provisions in general.

4.17 Government grants

The government grants received by BR Brands has the nature of tax incentives received from the states determined from the amount of ICMS due and levied on business carried out by units.

BR Brands has tax benefits arising from government grants related to the reduction of the ICMS tax base on the sale of grains (“beans”), which have presumed credit for ICMS purposes.

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in US Dollars — USD), except when otherwise indicated.

4. MAIN ACCOUNTING PRACTICES (cont.)

The share of net income resulting from these tax incentives, not taxed, in accordance with article 195-A of Law 6,404/76, is allocated to the tax incentive reserve, which is consequently excluded from the profit distribution calculation, and used only for capital increase or the absorption of losses.

4.18 Pro-forma consolidated financial information

Operating companies: Boni Logística Ltda. incorporated on February 22, 2020 and Br Brands S.A. incorporated on December 1st, 2020, where the respective financial statements were audited by Russell Bedford Brasil in the years 2020 and 2021. On November 8th, 2022, both companies were incorporated into Thamuz LLC and this was later incorporated by BRB Foods Ltd. on November 9th, 2022. Therefore, for comparative purposes, we are presenting the consolidated pro-forma financial statements for 2020 and 2021 of the respective companies, according to the individual and consolidated reports issued by the external auditor Russell Bedford GM Auditores Independentes S/S.

In order to provide comparability and disclose the evolution of the economic and operational performance of the subsidiaries (BR BRANDS and BONI), we prepared the comparative consolidated balance sheet and income statement for the years 2022 and 2021, as follows:

Balance Sheet

		(Pro-forma)
	2022	2021	2020
Assets
Current asset
Cash and equivalent	114,303	55,005	21,374
Accounts receivable	3,422,702	142,381	14,025
Recoverable taxes	85,518	19,509	5,432
Inventory	470,071	124,536	—
Others Credits	700,083	265,244	9,356
Total	4,762,678	606,674	50,187

Long term
Property, plant and equipment	244,892	85,951	411
TOTAL ASSETS	5,037,570	692,625	50,598

Liabilities
Current Liabilities
Suppliers	680,015	88,014	16
Labor liabilities	24,425	4,556	—
Taxes	42,722	29,231	9,231
Loan	3,030,671	684,707	2,207
Other liabilities	2,046	5,235	—
Total	3,779,879	811,743	11,454

Equity
Capital	41,902	46,101	27,865
Accumulated profits/loss	(792,649)	(323,677)	—
Advance for future capital increase	966,688	—	—
Tax incentive	1,043,815	181,274	—
Others	(2,065)	(22,816)	11,279
Total	1,257,691	(119,118)	39,144
TOTAL LIABILITIES	5,037,570	692,625	50,598

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in US Dollars — USD), except when otherwise indicated.

4. MAIN ACCOUNTING PRACTICES (cont.)

Income Statement

		(Pro-forma)
	2022	2021	2020
NET SALES	14,630,002	3,358,886	251,351
(-) Cost of products sold	(11,982,695)	(2,822,775)	(202,680)
(=) GROSS PROFIT	2,647,307	536,111	48,671

OPERATING INCOME (EXPENSES)
General and administrative expenses	(1,046,264)	(565,101)	(29,475)
Expenses with sales	(419,213)	(87,093)

OPERATING INCOME BEFORE FINANCIAL INCOME	1,181,351	(116,083)	19,196

FINANCIAL INCOME
Financial revenue	15,406	22,257	—
Financial expenses	(788,358)	(79,609)	(980)
NET INCOME (LOSS) BEFORE INCOME TAX	408,399	(173,435)	18,216

Income Tax	(3,208)	—	(6,124)
NET INCOME (LOSS) FOR THE YEAR	405,191	(173,435)	12,092

The individual financial statements used to prepare the pro forma consolidated financial information were audited by Russell Bedford GM Auditores Independentes S/S.

5. CASH AND CASH EQUIVALENTS

Financial investments are substantially represented by fixed income investment funds with remuneration close to the Interbank Deposit Certificate (CDI) and can be redeemed at any time without prejudice to the appropriate remuneration.

	12/31/2022	Pro-forma 12/31/2021
Banks transaction account	18,475	9,288
Marketable securities (immediately liquid in cash)	—	45,717
	18,475	55,005

6. MARKETABLE SECURITIES

Substantially represented by a short-term financial investment (not immediately liquid in cash) linked to a current loan.

7. ACCOUNTS RECEIVABLE

	12/31/2022	Pro-forma 12/31/2021
Trade acceptance bills receivable	3,479,472	142,381
(-) Expected credit loss	(56,770)	—
	3,422,702	142,381

The sum of trade acceptance bills receivable contemplates the sale and delivery of beans to customers at the end of each period, the settlement of which usually occurs within the contractual terms established by each customer, or full settlement. Part of the receivables comprises guarantees for credit operations with FIDCs.

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in US Dollars — USD), except when otherwise indicated.

7. ACCOUNTS RECEIVABLE (cont.)

The sales policies for customers are subordinated to the credit policies established by its management and are aimed at minimizing any problems resulting from default by its customers. The amounts that make up the balance of accounts receivable do not have amounts considered significant overdue, most of which are composed of bills with expected maturity in a period of one to three months.

The expected credit loss was constituted by Management based on default in the realization of credits. For the estimate of loss, we are considering as a criterion the percentage of 50% of balances overdue for more than 180 days on the balance sheet closing date.

8. INVENTORIES

	12/31/2022	Pro-forma 12/31/2021
Inventories	395,829	86,667
Inventories in possession of third parties	—	25,029
Packaging in possession of third parties	74,242	12,840
	470,071	124,536

9. OTHER CREDITS

	12/31/2022	Pro-forma 12/31/2021
		Reclassified
Credits to partners	49,909	36,052
Advance to suppliers	642,697	223,652
Recoverable taxes	85,519	19,508
Other credits	7,477	5,540
	785,602	284,752

10. PROPERTY, PLANT AND EQUIPMENT

	12/31/2022	Pro-forma 12/31/2021
Furniture and Utensils	1,234	749
Computers and Peripherals	11,859	5,028
Vehicles	78,959	78,959
Machinery and equipment	7,854	2,092
Improvements in third party properties	4,213	4,213
(-) Accumulated depreciation	(25,023)	(5,090)
	79,096	85,951

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditures that are directly attributable to the purchase of the items and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Assets are depreciated to their residual values.

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in US Dollars — USD), except when otherwise indicated.

11. INTANGIBLE ASSETS

	12/31/2022	Pro-forma 12/31/2021
Intangible assets	165,796	—
	165,796	—

Intangible assets comprise rights that have as object intangible assets intended for the maintenance of the entity or exercised for this purpose.

Intangible assets are acquired, measured and presented at acquisition or formation cost less accumulated amortization. The useful life of the intangible asset is evaluated as defined according to annual amortization rates that take into account the evaluation made by Management of the technical, technological and commercial aspects:

Project	Categories	Useful life
SAP B1(*)	Software	Up to 5 years
Grocery(**)	Commercial	Up to 5 years
Operational(**)	Commercial	Up to 5 years
Mercury(***)	Preoperational	Up to 5 years

____________

(*)      We are implementing the SAP Business One (ERP) platform, a financial planning and control system with enterprise resources that will help us record all transactional data used in our Brazilian operations. Expenditure on software maintenance is recognized as an expense as incurred.

(**)    Right to supply products to a specific customer and the customer’s commitment to purchase our products with certain commercial conditions.

(***)  Pre-operational expenses for opening companies, with consultants and lawyers.

Amortization

Intangible assets with defined useful lives are amortized on the straight-line basis over their estimated useful lives. Licenses and supply and distribution rights are amortized over the period in which the rights exist, which generally vary from 5 years based on the term of the contracts. Amortization of intangible assets with finite lives is recognized in the statement of income in the expense category consistent with the use of the intangible asset.

12. SUPPLIERS

	12/31/2022	Pro-forma 12/31/2021
Domestic supplier	680,015	75,420
Service providers	—	12,594
	680,015	88,014

These are obligations related to the purchase of raw materials, inputs and contracting of service providers for short-term payments.

13. LOANS

Modality/Purpose	Current		Non-Current		Total
	2022	Pro-forma 2021	2022	Pro-forma 2021	2022	Pro-forma 2021
						Reclassified
Advance Receivables	2,554,451	—	—	60,196	2,554,451	60,196
Bank Credit Note	197,976	—	—	—	197,976	—
Loan Agreement – Partner	99,500	3,260	158,115	106,960	257,615	110,220
Investment Agreement	—	—		478,452	—	478,452
Loan Agreement – Third Parties	—	—	19,166	35,839	19,166	35,839
TOTAL	2,851,927	3,260	177,281	681,447	3,029,208	684,707

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in US Dollars — USD), except when otherwise indicated.

13. LOANS (cont.)

The Company advance receivables with Credit Rights Investment Funds — FIDC, the balances of receivables are transferred to the Funds with a corresponding entry being recognized under the heading “Loans and financing” in current liabilities according to the maturity age, the interest and other transaction financial costs are recognized as expenses at the time of the transaction. Due to the position of Assignor of credit rights, we are jointly and severally liable with the debtors (clients) for the punctuality and total settlement of all credit rights assigned to the FIDC, for the payment of principal, interest, fines, and other charges related to each operation in case of default.

Accounts receivable are written off upon receipt in full from its customers and/or upon assignment of these securities to the FIDC, in which the FIDC acquires directly from the Company the rights represented by trade notes arising from its commercial sales to its customers.

14. TAX LIABILITIES

	12/31/2022	Pro-forma 12/31/2021
Federal tax payable	11,868	15,446
State tax payable	20,301	13,666
Municipal tax payable	47	119
	32,216	29,231

Liabilities arising from its operational activities, not having any overdue or installment debts.

15. LABOR AND SOCIAL SECURITY LIABILITIES

	12/31/2022	Pro-forma 12/31/2021
Liabilities with personnel	4,994	1,734
Social Liabilities	3,435	1,482
Labor Provisions	15,996	1,340
	24,425	4,556

Liabilities arising from its operational activities, not having any overdue or installment debts.

16. SHAREHOLDERS’ EQUITY

The Company’s subscribed capital, pursuant to Article 3 of Decree No. 8,063/2013, is BRL 30,000.00 (thirty thousand reais). The subscribed share capital of is composed as follows:

	12/31/2022	Pro-forma 12/31/2021
Capital stock	1,008,590	46,101
Net Income of the year	405,191	(173,435)
Accumulated (Losses)	(161,343)	12,092
Equity valuations adjustments	5,252	3,876
	1,257,690	(119,118)

According to legal basis, based on Complementary Law No. 160, of August 7, 2017, began to treat as a subsidy for investment the tax benefits granted in the form of presumed/granted credit provided for in the ICMS regulation of the states of Rio de Janeiro, Paraná And São Paulo granted in operations with food products carried out by industrial and commercial units, the tax incentives granted by the states or the Federal District began to be considered subsidies for investments, deductible for the calculation of income tax and social contribution. Thus, the company found, the ICMS subsidy in the total accumulated of BRL 5,433,511 (BRL 978.075 on 12.31.2021). As provided for in Article 30 of Law 12.973/14, the Tax Incentive Reserve may be used to absorb losses, provided that previously the other profit reserves

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in US Dollars — USD), except when otherwise indicated.

16. SHAREHOLDERS’ EQUITY (cont.)

have been fully absorbed, except for the legal reserve, or for capital increase. Within the same legal provision, the reservation of tax incentives and legal reserve does not compose the basis of calculation of the mandatory minimum dividend, and the company must submit it to taxation, in case of distribution.

17. NET OPERATING REVENUE

	12/31/2022	Pro-forma 12/31/2021
Product Revenue	15,400,236	3,531,588
(-) Taxes on sales, sales return	(770,234)	(172,702)
	14,630,002	3,358,886

18. OPERATING EXPENSES

	12/31/2022	Pro-forma 12/31/2021
Cost of products sold	(11,982,695)	(2,822,775)
Expenses with sales	(419,213)	(87,093)
General and administrative expenses	(1,046,743)	(565,102)
	(13,448,651)	(3,474,970)

The balance of operating expenses corresponds to the total amount, consisting of the sum of the balances, as detailed.

19. FINANCIAL INCOME

	12/31/2022	Pro-forma 12/31/2021
Financial Revenue
Interest	285	2,226
Financial Discounts Obtained	15,121	20,032
	15,406	22,257
Financial Expenses
IOF	(1,243)	(1,235)
Discounts Granted	(40,114)	(51,563)
Banking Expenses	(5,333)	(608)
Interest	(741,668)	(25,994)
Others	—	(209)
	(788,358)	(79,609)

The balance of the financial income corresponds to the total amount, consisting of the sum of the balances, according to detail. The financial expenses composed of discounts granted, bank expenditure, billing expenses, IOF, monetary variation, fines and interest on loans. Financial revenues comprise the amounts related to income on interest received and discounts obtained.

20. TAXES

In Brazil, taxation on profit comprises income tax and social contribution, as described below:

Income Tax (IRPJ) — in the form of taxation on taxable income, is computed on taxable income at the rate of 15%, plus an additional 10% for profits that exceed R$ 240,000 in a 12-month period.

Social Contribution (CSLL) — applied at the rate of 9% on taxable income, recognized on an accrual basis.

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in US Dollars — USD), except when otherwise indicated.

20. TAXES (cont.)

Taxable Income — are the additions to accounting income of temporarily non-deductible expenses or exclusions of temporarily non-taxable income, considered for the calculation of current taxable income, which generate deferred tax credits or debits.

In addition, the sale of basic basket products (e.g. “Beans”) has a state tax incentive as an investment subsidy, such as reductions in the ICMS(*), IRPJ and CSLL calculation bases, rate reduction, exemption, deferral related to the benefit of the ICMS presumed credit.

The tax rates and tax laws used to calculate the amount are those in effect at the balance sheet date.

Government subsidies and assistance — are recorded as income in income during the period necessary to match the expense that the government subsidy or assistance is intended to offset and, subsequently, are allocated to a capital reserve in shareholders’ equity.

____________

(*)      State value-added tax on services and circulation of goods.

Taxes on sales

Revenues, expenses and assets are recognized net of sales tax, except:

•        When sales taxes incurred on the purchase of goods or services are not recoverable from the tax authorities, in which case the sales tax is recognized as part of the acquisition cost of the asset or expense item, as the case may be;

•        When receivables and payables are presented together with the sales tax amount; It is

•        The net amount of sales tax, recoverable or payable, is included as a component of amounts receivable or payable in the balance sheet. Revenues from sales in Brazil are subject to the following taxes and contributions, at the following basic rates:

Rates
ICMS – Tax on Circulation of Goods and Services	0.00% to 20.00%
COFINS – Social Security Contribution	0.00% to 7.60%
PIS – Social Integration Program	0.00% to 1.65%
IPI – Tax on Industrialized Products	0.00% to 5.00%
ISSQN – Tax on Services of Any Nature	2.00% to 5.00%

Credits arising from non-cumulative PIS/COFINS are shown deducted from cost of goods sold or general and administrative expenses, in the statement of income, depending on the source of the expenditure. Amounts subject to offsetting are stated in current or non-current assets, according to their expected realization. In the income statement, revenues are presented net of these taxes.

The Company is framed as opting for the real profit subject to the incidence of legal income tax (IRPJ) and the social contribution on net income (CSLL) on the result determined in each year.

However, it contributes to the income tax on fixed or variable income financial investments, upon retention by the institutions in which financial investments are carried out.

Accumulated fiscal credits

As of December 31, 2022, the balance of tax losses on net income was approximately BRL 2,790,417 (BRL 1,729,045 as of December 31, 2021), which represents a stock of income tax credit and social contribution for the coming years.

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in US Dollars — USD), except when otherwise indicated.

21. GRANTS FOR STATE INVESTMENTS

Grants for state investments transit through income in compliance with CPC 07 (R1) — Government Grants and Assistance.

Presumed credit equivalent to investment grant

The Company, based on Complementary Law No. 160, of August 7, 2017, now treats as investment grants the tax benefits granted in the form of presumed/granted credit provided for in the ICMS Regulation of the states of Paraná and São Paulo granted in operations with food products carried out by industrial and commercial units. Until December 31, 2022, the Company was entitled to BRL 5,433,511, (BRL 978,075.28 on December 31, 2021) as presumed credit.

22. TRANSACTIONS WITH RELATED PARTIES

During the fiscal year, we entered into related party transactions with some of our shareholders or other related parties. These operations arise from the provision of logistics services, as well as from financial transactions entered into under market conditions, in accordance with our interests, customary market practices at the time of their execution and do not have relevant amounts individually or in aggregate.

From time to time, we enter into transactions with related parties, including entities involving certain members of our board of directors or senior management. The definition of a related party is based on applicable accounting standards and our internal policy, which may be more restrictive in relation to applicable laws and regulations under certain circumstances.

In addition, we have not entered into any related party transaction that is or was unusual in nature or conditions during the current or last prior financial year, nor has such transaction been proposed that is or would be material to our business. Our policy on related party transactions prohibits us from extending loans or guarantees to members of our board of directors, our management, or key management or any members of their close family members.

Br Foods Inc., in the year ended December 31, 2022 considering that these are operations between companies under common control in accordance with ABP 18, FIN 35, I82, carried out transactions with BR BRANDS S.A. (“BRB”) in the total amount of US$ 642,125 relating to the pre-operating expenses.

23. SUBSEQUENT EVENTS

‘On January 20, 2023, a branch was opened in Porto Feliz in the State of Sao Paulo, with the lease of a factory (facilities and equipment), for the production, storage and logistics of all products sold, its effects will be recorded from of January 2023 according to pronouncement SFAS 5, SOP 94-6.

The managers declare the inexistence of events that occurred after the end of the fiscal year that may have a material effect on the company’s equity or financial situation or that may cause effects on its future results.

Paulo Roberto Bonifacio	Fabio Lopes Farina	Bruno Bonifacio
President	Chief Financial Officer and Director	Chief Executive Officer and Director

[•] Shares

Common Stock

_________________

PROSPECTUS

_________________

__________, 2023

EF Hutton
division of Benchmark Investments, LLC

Until           , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, all of which will be borne by the registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee	$	*
Nasdaq listing Fee	$	*
Transfer agent and registrar fees	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing expenses	$	*
Miscellaneous expenses	$	*
Total	$	*

Item 14. Indemnification of Directors and Officers.

Our directors and officers are indemnified as provided by the Wyoming Business Corporation Act (the “WBCA”), and our Bylaws.

Wyoming Business Corporation Act

The WBCA, provides that a corporation shall indemnify any director, officer, employee or agent of a corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with any the defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein.

The WBCA provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to the WBCA; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The WBCA provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to the WBCA; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Our Bylaws

Our bylaws provide that any director or officer acting in good faith, with reasonable and prudent care, and in the best interests of the Company, who is involved in litigation by reason of his or her position as a director or officer of the Company shall be indemnified and held harmless by the Company.

In addition, we have entered into indemnification agreements with each of our current directors and executive officers. The indemnification agreements provide for indemnification against certain liabilities and expenses incurred by such persons in connection with claims made by reason of such person being a director or executive officer of the Company.

Item 15. Recent Sales of Unregistered Securities.

2023A Convertible Note Offering

On February 17, 2023, we closed a private placement (the “2023A Convertible Note Offering”) of a convertible note (the “2023A Convertible Note”) to an accredited investor pursuant to Rule 506 of Regulation D of the Securities Act. The 2023A Convertible Note has an annual rate of return of six and one-half percent (6.5%) per annum, payable as a Payment-in-Kind in the Company’s common stock valued, at a price equal to sixty five percent (65%) of the per share price of securities sold in this offering, at the Maturity Date of the 2023A Convertible Note.

The 2023A Convertible Note shall mature nine (9) months from the closing date of the 2023A Convertible Note Offering (the “Maturity Date”). The outstanding principal balance of the 2023A Convertible Note and all accrued interest shall automatically convert into common stock of the Company immediately prior to the Company’s receipt of an effective order from the SEC declaring the registration statement of its initial public offering effective.

As of February 17, 2023, $100,000 of the 2023A Convertible Note have been sold. No offers are being taken as a result of the filing of this registration statement.

2023B Convertible Note Offering

On August 4, 2023, we closed a private placement (the “2023B Convertible Note Offering”) of a convertible note (the “2023B Convertible Note”) to an accredited investor pursuant to Rule 506 of Regulation D of the Securities Act. The 2023B Convertible Note has an annual rate of return of twelve and one-half percent (12.5%) per annum, payable as a Payment-in-Kind in the Company’s common stock valued, at a price equal to sixty five percent (65%) of the per share price of securities sold in this offering, at the Maturity Date of the 2023B Convertible Note.

The 2023B Convertible Note shall mature nine (9) months from the closing date of the 2023B Convertible Note Offering (the “Maturity Date”). The outstanding principal balance of the 2023B Convertible Note and all accrued interest shall automatically convert into common stock of the Company immediately prior to the Company’s receipt of an effective order from the SEC declaring the registration statement of its initial public offering effective.

As of August 4, 2023, $150,000 of the 2023B Convertible Note have been sold. No offers are being taken as a result of the filing of this registration statement.

2023C Convertible Note Offering

On October 13, 2023, we closed a private placement (the “2023C Convertible Note Offering”) of a convertible note (the “2023C Convertible Note”) to an accredited investor pursuant to Rule 506 of Regulation D of the Securities Act. The 2023C Convertible Note has an annual rate of return of twelve and one-half percent (12.5%) per annum, payable as a Payment-in-Kind in the Company’s common stock valued, at a price equal to sixty five percent (65%) of the per share price of securities sold in this offering, at the Maturity Date of the 2023C Convertible Note.

The 2023C Convertible Note shall mature nine (9) months from the closing date of the 2023C Convertible Note Offering (the “Maturity Date”). The outstanding principal balance of the 2023C Convertible Note and all accrued interest shall automatically convert into common stock of the Company immediately prior to the Company’s receipt of an effective order from the SEC declaring the registration statement of its initial public offering effective.

As of October 13, 2023, $43,200 of the 2023C Convertible Note have been sold. No offers are being taken as a result of the filing of this registration statement.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1**	Articles of Continuance
3.2**	Certificate of Incorporation, dated October 13, 2022
3.3**	Bylaws
4.1**	Specimen Common Stock Certificate
4.2**	Form of Representative’s Warrant
4.3**	2023 Equity Incentive Plan
5.1**	Opinion of [•]
10.1**	IP License Out (Nutrition & Ice Cream) Agreement, effective March 1, 2023, by and between Conopco, Inc., d/b/a Unilever, and BR Brands Ltda.
10.2**	IP License Out (Foods) Agreement, effective December 1, 2022, by and between Unilever Brazil Ltda. and BR Brands Ltda.
10.3**	IP License Out (Nutrition & Ice Cream) Agreement, effective March 1, 2023, by and between Mae Terra Produtos Naturais Ltda. and BR Brands Ltda.
10.4**	Intellectual Property Rights Licensing Agreement, dated as of July 20, 2021, by and between Unilever Brazil Ltda., Knorr-Nahrmittel Aktiengesellschaft and BR Brands Ltda.
10.5**	Form of Lock-Up Agreement
10.6**	Form of Convertible Note for 2023A Convertible Note Offering
10.7**	Form of Convertible Note for 2023B Convertible Note Offering
10.8**	Form of Convertible Note for 2023C Convertible Note Offering
14.1**	Code of Business Conduct and Ethics
21.1**	List of Subsidiaries of Registrant
23.1**	Consent of Russell Bedford GM Auditores Independentes S/S
23.2**	Consent of Robinson & Cole LLP (included in Exhibit 5.1)
24.1**	Power of Attorney
99.1**	Audit Committee Charter
99.2**	Compensation Committee Charter
99.3**	Nominating and Corporate Governance Committee Charter
99.4**	Consent of [•] to be named as a director nominee
99.5**	Consent of [•] to be named as a director nominee
99.6**	Consent of [•] to be named as a director nominee
107**	Filing Fee Table

____________

**      To be filed by amendment.

Item 17. Undertakings.

(a)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned Registrant hereby undertakes that:

(1)    For File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(a)     Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)    Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(c)     Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(3)    For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of [•], State of [•] , on [•] , 2023.

BRB FOODS INC.
By:
	Name:	Bruno Bonifacio
	Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints [•] his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Person	Title	Date
	Chief Executive Officer and Director	[•], 2023
Bruno Bonifacio	(Principal Executive Officer)
	President	[•], 2023
Paulo R. Bonifacio
	Chief Financial Officer and Director	[•], 2023
Fabio L. Farina	(Principal Financial and Accounting Officer)
	Director	[•], 2023
Joel A. Gallo